UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Kin Social Tonics, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

March 7, 2018

Physical Address of Issuer:

1108 Lavaca St., #271, Austin, TX 78701, United States

Website of Issuer:

https://www.kineuphorics.com/

Is there a Co-Issuer? _X_ ***Yes*** ___ ***No***

Name of Co-Issuer:

Kin Social Tonics CF Investors SPV, LLC

Legal status of Co-Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

August 21, 2025

Physical Address of Co-Issuer:

1108 Lavaca St., #271, Austin, TX 78701, United States

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $47,500 advance setup fee and $15,000 monthly fee for the use of the platform payable to DealMaker Securities LLC or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Common Stock

Target Number of Securities to be Offered:

59,563

Price (or Method for Determining Price):

$1.63

Target Offering Amount:

$100,000.32

Oversubscriptions Accepted:

☑ Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$4,999,999.25

Deadline to reach the Target Offering Amount:

April 15, 2026

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

8

	Most recent year-end (2024)*	Prior year-end (2023)*
Total Assets	$1,896,492	$3,288,808
Cash & Cash Equivalents	$106,148	$208,696
Accounts Receivable	$661,752	$833,194
Current Liabilities	$7,151,565	$3,822,143
Long-Term Liabilities	$283,779	$283,779
Revenues/Sales	$10,208,139	$7,409,211
Cost of Goods Sold	$8,005,052	$4,685,367
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(5,313,706)	$(3,292,913)

*Reflects the audited financial results for the Issuer, Kin Social Tonics, Inc. Exhibit K, attached hereto and made a part hereof, also includes the audited inception financials for the Co-Issuer, which was formed on August 21, 2025.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Offering Statement (<u>Exhibit A</u>)
September 26, 2025

Kin Social Tonics, Inc.

EUPHORICS™

SPV Interests Representing
Up to $4,999,999.25 of Common Stock

Kin Social Tonics, Inc., doing business as Kin Euphorics ("**Kin**, " "**Kin Euphorics**," the "**Company,**" "we," "us," or "our") is offering a minimum amount of $100,000.32 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,999.25 (the "**Maximum Offering Amount**") of shares of the Company's Common Stock (the "**Securities**"), at a purchase price of $1.63 per share of Common Stock on a best efforts basis as described in this Form C (this **"Offering**"). The Target Offering Amount and Maximum Offering Amount include the investor processing fee total for all investments. The investment will be made through Kin Social Tonics CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by April 1, 2026 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,000.82	$85.06	$915.76
Investor Processing Fee (4)	$30.02	$2.55	$27.47
Target Offering Amount	$100,000.32	$8,500.02	$91,500.30
Maximum Offering Amount	$4,999,999.25	$424,999.93	$4,574,999.32

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $47,500 payment and a $15,000 monthly fee for use of the platform, which are not included above.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4) The Company will charge each Investor a fee of three percent (3%) of the Investor's investment amount ("**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each Investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount ($1,000.82 to purchase 614 shares of Common Stock) plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN

INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT’S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company’s fiscal year.

Once posted, the annual report may be found on the Company’s website at https://www.kineuphorics.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is September 26, 2025

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you.**"

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Kin Social Tonics, Inc. ("Kin", "Kin Euphorics" or "the Company") is a first mover and category leader in non-alcoholic, functional beverages. Founded in 2018 by Jen Batchelor and Matthew Cauble, Kin brought to market the first "euphorics" consumer functional beverage created with blends of adaptogens, nootropics, and botanics designed to enhance well-being and social experiences. Kin is a woman- and Latinx-owned business creating mood-enhancing drinks customers love. The Company mission is to inspire a revolution of feel-good revelry.

The Company was formed in Delaware on March 7, 2018. The Company is headquartered in Austin, Texas, and sells its products and services through the internet and in selected locations in the United States and internationally. The Company's website is https://www.kineuphorics.com/.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under https://invest.kineuphorics.com (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. Prospective Investors can use the Investor Website Page to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jen Batchelor	CEO, Co-Founder and Director	CEO, Co-Founder and Director of Kin Social Tonics, Inc (Kin Euphorics), 2018 - Present ● Set vision and long-term strategy ● Drive fundraising and investor relations ● Lead executive team and hiring ● Oversee financial performance and planning ● Ensure brand and product alignment ● Cultivate strategic partnerships and opportunities ● Approve key operational decisions ● Maintain company culture and values ● Represent company externally and publicly ● Monitor market trends and competition	Florida State University - College of Business ● B.S. ● Year of Degree: 2005 Kripalu School of Ayurveda • Ayurvedic Medicine/Ayurveda, Women's Health
Matthew Cauble	COO and Co-Founder	COO and Co-Founder of Kin Social Tonics, Inc (Kin Euphorics), 2018 – 2020; 2025 - Present ● Manage day-to-day operations ● Oversee supply chain + logistics Forecast inventory and demand ● Reduce costs, improve margins ● Lead production and fulfillment ● Ensure quality and compliance ● Streamline processes and	Georgia Tech ● B.S. in Industrial Engineering ● Year of Degree: 2011

		systems ● Track performance and KPIs ● Support fundraising with ops insights ● Collaborate on GTM execution	
Chi Tsang, CFA	Chief Financial Officer	Chief Financial Officer of Kin Social Tonics, Inc (Kin Euphorics), 2025 – Present • Manage overall financial strategy • Manage fundraising • Help set financial targets with CEO, COO and sales • Build financial forecasts and models • Work with investors and debt holders • Manage accounting and tax teams Adjunct Professor Fordham University, 2024 – Present Teaches Venture Capital to MBA and graduate students Managing Partner, m1720 2023- Present Manages US venture capital firm investing in early stage US AI startups	Fordham Gabelli School of Business • Master of Business Administration Cornell University • Bachelor of Science from in Policy Analysis
Jie Yong	Director	Director of Kin Social Tonics, Inc. (Kin Euphorics) through entity Virgin Tonics, 2025 – Present Provide board oversight. Chief of Staff at Workrise, Inc., 2019 – Present	The University of Texas at Austin • BBA, Finance Year of Degree: 2014
Byron Ling	Director	Director of Kin Social Tonics, Inc. (Kin Euphorics) through Caanan Partners, 2019 – Present Provide board oversight. Partner at Twelve Below,	The Wharton School ● MBA ● Year of Degree 2015 Case Western Reserve University • B.S., Economics,

		2022 to Present Former partner at Canaan, early investor in Kin Euphorics.	Photography

Biographical Information

Jennifer Batchelor: Jen is the CEO, Co-Founder and Director of the Company. A third generation distiller by lineage, it was actually her dynamic career that best prepared Jen for launching Kin. Coming up in new media and tech, Jen launched and sold her first business by the age of 25. In 2010, she helped spawn a new city development initiative alongside the late CEO of Zappos, Tony Hsieh, called the Downtown Project where she invested in over 40 companies bringing community & wellness-focused technologies, retail concepts, and products to life in the otherwise health-starved gambling mecca of Las Vegas. During her ten year tenure of brand building, she had the honor of guiding strategies for the likes of Ford Motor Company, JPMorgan Chase, Cafe Bustelo, Presidente, Diageo's Smirnoff, Moet's Chandon, and of course Zappos. In 2016 she began a lifelong apprenticeship of Ayurvedic medicine specializing in herbalogy as well as Vedic psychology (specifically at the intersection between stress and addiction) where she formalized many of her theories that still guide the development of Kin today.

Matthew Cauble: Matt is the COO and Co-Founder of the Company. A product of the summer 2012 Ycombinator batch, Matthew Cauble co-founded Soylent in 2012 out of a San Francisco apartment and helped it become the fastest growing food company ever. He led product development and operations for the first 3 years of the business, establishing the first ecommerce food subscription company that helped attract investment from a16z and Google Ventures. Matthew met Jen in 2016 and became fascinated with Jen's vision in an alternative to alcohol that actually made people feel better. They came together in 2017 to formulate, ideate, capitalize and ultimately launch the first Social Tonic in 2019 to change the way people drink forever.

Chi Tsang: Chi is the Chief Financial Officer of the Company. He is also the Managing Partner and founder of m1720, a US venture capital firm investing in early-stage US AI startups. Chi founded m1720 in 2023. He is also an adjunct professor at Fordham Gabelli School of Business, teaching venture capital investing to graduate students. Prior to m1720, he spent 10 years at HSBC (LSE: HSBA) based in Hong Kong. From 2012 to 2018, Chi was the head of China Internet research and then global head of e-commerce research. He focused his research on e-commerce, including Alibaba (NYSE: BABA) and Tencent (HKEX: 0700) and Trip.com (NASDAQ: TCOM). From 2018 to 2022, Chi was the head of Telecom, Media and Technology investment banking for Asia-Pac at HSBC. Before relocating to Hong Kong, he spent a decade on the buyside in New York City. Chi was the global head of technology research at Neuberger Berman from 2000 to 2008. From 2009 to 2011, he was the senior China analyst for 1798 Global Partners, where he was responsible for long-only and long-short investments for greater China region. He received his Bachelor of Science from Cornell University in Policy Analysis and his Master of Business Administration from the Fordham Gabelli School of Business. Chi is a CFA charterholder.

Jie Yong: Jie is a Director of the Company. He is the Chief of Staff of Workrise, a workforce management platform that connects skilled laborers with infrastructure and energy companies. Jie has had several roles across a wide area of disciplines at Workrise since he joined in 2019. Prior to Workrise, Jie most recently worked as a Senior Equity Research Associate at RBC Capital Markets and before that was an Analyst at the Royal Bank of Scotland. At Kin Euphorics, Jie contributes his expertise in scaling operations, marketplace dynamics, and strategic growth. His experience in building technology-driven platforms and navigating complex industries adds valuable perspective to the board.

Byron Ling: Byron is a Director of the Company. He is a seasoned early-stage investor and operator with over a decade of experience supporting transformative startups. He is a founding partner at Twelve Below, a New York-based venture capital firm focused on pre-seed and seed investments in software-enabled businesses across fintech, healthcare, consumer, and SMB sectors. Prior to co-founding Twelve Below, Byron was a partner at Canaan Partners, where he led investments in companies such as Ro, Papa, and Uniform Teeth. He also served as a principal at Primary Venture Partners, contributing to the firm's inaugural seed fund. At Kin Euphorics, Byron brings his extensive experience in consumer health and digital wellness to the board, offering strategic guidance on product development, go-to-market strategies, and scaling operations. His deep understanding of the startup ecosystem and commitment to founder success make him a valuable asset to the company's growth and innovation.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): Kin Social Tonics CF Investors SPV, LLC (the "**Co-Issuer**"), located at 1108 Lavaca St., #271, Austin, TX 78701, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for Investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow Investors to achieve the same economic exposure, voting power and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company Securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://invest.kineuphorics.com. The version published as of the date of this Form C is attached as Exhibit B.

Summary of the Business

Kin Euphorics is redefining the non-alcoholic beverage market by creating functional, mood-enhancing drinks that consumers love. Despite inventory constraints, Kin has demonstrated impressive demand, strong revenue growth, and a highly efficient go-to-market strategy. With additional investment to scale inventory and marketing, Kin is positioned to become the dominant brand in the $800 billion global wellness beverage category.

Introduction

Kin Euphorics is a pioneering brand in the non-alcoholic beverage industry, offering functional drinks designed to enhance well-being and social experiences. Established in December 2018, Kin is a woman- and Latinx-owned company dedicated to creating alcohol-free alternatives that deliver mood-enhancing effects through a blend of adaptogens, nootropics, and botanicals.

What Sets Kin Apart

Kin Euphorics differentiates itself through proprietary manufacturing processes that maximize bioavailability and an agnostic formulation approach that minimizes ingredient-dependency risk. This ensures an effective and enjoyable experience while maintaining high-quality, functional ingredients.

Core Ingredients and Benefits

- **Adaptogens**: Help the body manage stress (e.g., Reishi Mushrooms, Ashwagandha, Rhodiola Rosea)
- **Nootropics**: Enhance cognitive function (e.g., L-Theanine, 5-HTP)
- **Botanicals**: Improve flavor and add functional benefits (e.g., Hibiscus, Ginger, Rosemary, Caffeine)

Products Overview

Kin Euphorics offers a range of beverages tailored to different needs and occasions:

1. **Kin Cans**
   a. **Actual Sunshine**
      (i) An immunity booster that drinks like a summer pineapple margarita. Loaded with Vitamin C, Zinc, Vitamin D and a tea level amount of caffeine for an extra mid day boost.
      (ii) Key Actives: Vitamin C, D3, Zinc, Collagen, Saffron & Turmeric, Caffeine

   b. **Kin Spritz**
      (i) A cocktail that you'll swear has alcohol. Instead we loaded it with Rhodiola, Hibiscus, dopamine boosting nootropics and caffeine so you feel elevated yet calm to handle life with a little more fun.
      (ii) Key Actives: Rhodiola Rosea, 5-HTP, GABA

   c. **Kin Bloom**
      (i) A rosé inspired drink to awaken passion, conjure a calmer mind, and unlock heart-opening joy any time of day.
      (ii) Key Actives: Schisandra, Damiana, L-Theanine

   d. **Lune Morada**
      (i) A sweet and smokey drink with liver and digestive-supportive ingredients.
      (ii) Key Actives: Purple Maize, Wormwood, Milk Thistle, Cinnamon+Clove

e. **Lightwave**

(i) Lightwave is the perfect blend of Reishi mushroom, delicious Birch and a calming dose of l-theanine to help you relax and unwind at the end of the night.

(ii) Key Actives: Reishi Mushroom, L-Theanine, L-Trypophan

2. **Kin Bottles**

a. **High Rhode**

(i) The base for Spritz, we made this alcohol-free liquor to mix up sophisticated cocktails at home or at the bar but gave it a kick of nootropics, adaptogens and caffeine to help you make it through the night.

(ii) Key Actives: Rhodiola Rosea, 5-HTP, GABA

b. **Dream Light**

(i) 1 in 10 people drink alcohol just to help them sleep, yet science shows it actually disrupts it! Dream Light is the ultimate night cap experience with Reishi mushrooms, vitamin D, gaba and the right amount of melatonin to actually help you fall asleep and get deep sleep.

(ii) Key Actives: Reishi Mushroom, L-Theanine, Melatonin

c. **Matchatini**

(i) A creamy ceremonial grade matcha that tastes absolutely delicious and delivers all the benefits of green tea in a sexy fun nonalcoholic martini.

(ii) Key Actives: Matcha, Ashwaganda, Maca Root, Maitake Mushroom

The Company plans to significantly expand its business by increasing its inventory, employing growth marketing and providing retail support. The capital we raise here will empower us to purchase inventory, engage in growth marketing efforts and expand retail support, as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Kin Cans	Non-alcoholic beverage in cans with 5 different offerings.	Kin's core consumer is an affluent, style-conscious, and wellness-driven Gen Z and Millennial woman, primarily concentrated in coastal cities like New York and Los Angeles, with growing presence in Austin, Miami, and Chicago
Kin Bottles	Non-alcoholic beverages in bottles with 3 different offerings.	Kin's core consumer is an affluent, style-conscious, and wellness-driven Gen Z and Millennial woman, primarily concentrated in coastal cities like New York and Los Angeles, with growing presence in Austin, Miami, and Chicago

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our primary competitors include:

1. **Hiyo**
2. **Hop Water**.
3. **Recess Mocktails**
4. **De Soi**
5. **AF Drinks (Free AF)**
6. **Ghia**

Customer Base

Kin's core consumer is an affluent, style-conscious, and wellness-driven woman, primarily concentrated in coastal cities like New York and Los Angeles, with growing presence in Austin, Miami, and Chicago. She is highly engaged in self-care, beauty, and holistic wellness, with a strong preference for premium and independent brands. This consumer is digitally savvy, actively supporting female entrepreneurship, local businesses, and sustainability-driven products. With a household income between $65K–$150K, she invests in high-end fashion, skincare, and functional beverages that align with her active lifestyle and sophisticated aesthetic. Kin Euphorics meets her demand for a refined, non-alcoholic social ritual that integrates seamlessly into her wellness-forward routine. We believe this demographic of Gen Z and Millennial customers is highly valuable to legacy brands.

Supply Chain

Although the Company is dependent upon certain third-party vendors, particularly its manufacturer, the Company has access to alternate service providers in the event its current third-party vendors cannot provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a long-term disruption to its business, although it could cause significant short-term limitations or disruptions if it must seek an alternative vendor.

Intellectual Property

The Company owns the following trademarks:

Application or Registration #	Title	Description	File Date	Grant Date	Country
98771562	Actual Sunshine Design	Trademark	September 26, 2024	Pending	USA
98771571	ACTUAL SUNSHINE RISE AND GLOW KIN EUPHORICS A FUNCTIONAL BEVERAGE FOR MODERN RITUALS & Design	Trademark	September 26, 2024	Pending	USA
98712349	ANGEL ENERGY	Trademark	August 22, 2024	Published	USA
TMA1222733	EUPHORICS FOR HUMANKIND	Trademark	November 26, 2019	February 26, 2024	Canada
42663110-32	EUPHORICS FOR HUMANKIND	Trademark	November 28, 2019	Pending	China
18156756	EUPHORICS FOR HUMANKIND	Trademark	November 25, 2019	May 22, 2020	European Union
2104879	EUPHORICS FOR HUMANKIND	Trademark	November 26, 2019	August 4, 2020	Mexico
UK00918156756	EUPHORICS FOR HUMANKIND	Trademark	November 25, 2019	May 22, 2020	UK
6502678	EUPHORICS FOR HUMANKIND	Trademark	November 9, 2018	September 28, 2021	USA
6555695	EUPHORICS FOR HUMANKIND	Trademark	March 29, 2019	November 9, 2021	USA
5711022	KIN	Trademark	January 7, 2018	March 26, 2019	USA
98771548	KIN BLOOM BEAMING JOY KIN EUPHORICS A FUNCTIONAL BEVERAGE FOR MODERN RITUALS & Design	Trademark	September 26, 2024	Pending	USA

98771554	Kin Bloom Design	Trademark	September 26, 2024	Pending	USA
TMA1317420	KIN EUPHORICS	Trademark	April 29, 2019	May 28, 2025	Canada
TMA1222734	KIN EUPHORICS	Trademark	November 26, 2019	February 26, 2024	Canada
38833171	KIN EUPHORICS	Trademark	June 13, 2019	February 14, 2020	China
42663109-32	KIN EUPHORICS	Trademark	November 28, 2019	Pending	China
18056612	KIN EUPHORICS	Trademark	April 29, 2019	October 16, 2019	European Union
18156757	KIN EUPHORICS	Trademark	November 25, 2019	May 22, 2020	European Union
2104878	KIN EUPHORICS	Trademark	November 26, 2019	August 4, 2020	Mexico
2200067	KIN EUPHORICS	Trademark	April 29, 2019	Pending	Mexico
UK00918056612	KIN EUPHORICS	Trademark	April 29, 2019	October 16, 2019	UK
UK00918156757	KIN EUPHORICS	Trademark	November 25, 2019	May 22, 2020	UK
6615718	KIN EUPHORICS	Trademark	November 9, 2018	January 11, 2022	USA
6629578	KIN EUPHORICS	Trademark	May 29, 2019	January 25, 2022	USA
98771539	Kin Spritz Design	Trademark	September 26, 2024	Pending	USA
98771520	KIN SPRITZ ENERGIZING FLOW KIN EUPHORICS A FUNCTIONAL BEVERAGE FOR MODERN RITUALS & Design	Trademark	September 26, 2024	Pending	USA
2339368	LIGHTWAVE	Trademark	July 19, 2024	Pending	Canada
7148242	LIGHTWAVE	Trademark	February 6, 2022	August 29, 2023	USA
98771574	Lightwave Design	Trademark	September 26, 2024	Pending	USA
98771585	LIGHTWAVE GROUNDING CALM KIN EUPHORICS A FUNCTIONAL BEVERAGE FOR MODERN RITUALS & Design	Trademark	September 26, 2024	Pending	USA
98676917	ONLY FEELING IS REAL	Trademark	July 31, 2024	Published	USA
TMA1222735	SOCIAL EUPHORICS	Trademark	November 26, 2019	February 26, 2024	Canada
42663108-32	SOCIAL EUPHORICS	Trademark	November 28, 2019	Pending	China
18156758	SOCIAL EUPHORICS	Trademark	November 25, 2019	May 22, 2020	European Union
2296516	SOCIAL EUPHORICS	Trademark	November 26, 2019	Pending	Mexico
UK00918156758	SOCIAL EUPHORICS	Trademark	November 25, 2019	May 22, 2020	UK

All other intellectual property is in the form of trade secrets, business methods, and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors, and consultants.

Governmental/Regulatory Clearance and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is subject to the following current litigation or threatened litigation:

The Company is in default under the Master Service Agreement by and between the Company and Proper Beverage Co., and Settlement Agreement by and between the Company and Proper Beverage Co., for an amount of $251,171.70. In June 2025, the Company received a demand letter pursuant to such default ("Proper Obligation"). No further correspondence or actions have occurred since such time.

Employees

The Company currently has 8 employees. The Company also utilizes independent contractors and advisors.

Perks

The Company is offering the following Perks to Investors:

Time-Based Bonus Shares of Common Stock:

Funded Investment Amount Received By: *	*Bonus Shares of Common Stock***
11:59 Pacific Standard Time on October 26, 2025	5% plus first 500 investors receive a Kin Swag Box

*For purposes of this table, Funded Investment Amount means each funded investment from an Investor during the specified time period, regardless of whether the investor has made other investments in the specified time period or at any other time in the Offering, in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.
**Bonus shares of Common Stock shall have the same terms as the Common Stock issued in the Offering.

Special Investor Perks:

Funded Investment Amount Received From*:	*Bonus Shares of Common Stock***
Individuals who invest during the first 60 days of the Offering and are customers of the Company who have spent $5,000 or more on Company ecommerce purchases since the Company's inception	10%
Individuals who invest during the first 60 days of the Offering and have been guests of the Company and have ordered Company products for over 5 years	10%
Individuals who were Kin.com subscribers prior to the Offering	5%

* For purposes of the above table, Funded Investment Amount means each funded investment from an eligible Investor during the specified time period, where the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded their purchase of Securities and DealMaker has approved their investment following its compliance review, including AML screening.
**Bonus shares of Common Stock shall have the same terms as the Common Stock issued in the Offering.

Large Investor Bonus Shares of Common Stock and Non-Monetary Perks:

Funded Investment Amount *	*Bonus Shares of Common Stock and Non-Monetary Perks***
🥂 *Kin Collector:* $2,500.00 to $14,999,99	• 5% Bonus Shares of Common Stock • Early access to new product drops • Vote on upcoming flavor profiles • Kin Ritual Kit: curated items for a full Kin experience (e.g., branded glassware, herbal incense, drink journal, mood-setting playlist) • Limited-edition sweatshirt • Digital badge + certificate to share their investor status on social
✨ *Kin Creator:* $15,000.00 to $29,999.99	• 15% Bonus Shares of Common Stock • All Perks provided to a Kin Collector, plus: • Private product co-creation session (virtual)

	• VIP Kin experience box: A year of Kin — (12 cans a month) • Exclusive Kin swag box • Invitation to "Kin Table" dinners – invite-only wellness & non-alc mixology dinners in major cities • Feature Spotlight: "Investor of the Month" story shared in newsletter/social (opt-in)
🌙 *Kin Visionary:* $30,000.00 and above	• 30% Bonus Shares of Common Stock • All Perks provided to a Kin Collector and Kin Creator, plus: • Custom Kin regiment based on your biometrics & designed by Kin's Scientific Advisory board • Weekend Kin Retreat: invite-only wellness weekend with the Kin team and experts (mindfulness, adaptogens, social ritual workshops) • Annual invitation for 1:1 sessions with founder or product team — discuss vision, feedback, etc. • Exclusive Kin Decanter Set — designer glassware + serving tray engraved with name or investor ID • Name listed on Kin's digital "Founding Visionaries" wall

FOR THE SAKE OF CLARITY, TIME-BASED BONUS SHARES, SPECIAL INVESTOR PERKS AND LARGE INVESTOR BONUS SHARES AND NON-MONETARY PERKS CANNOT BE STACKED TOGETHER. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Perks. DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares or the Perks, and will not receive any compensation related to the Bonus Shares or Perks.

Special Kin University Tier – $7,777

Investors who invest **exactly $7,777** will be eligible for the Kin University Tier. This tier includes:

• **Guided Brand Development:** A mentorship session with Kin Euphorics Co-Founder Jen Batchelor focused on brand creation.
• **Product and Production Support:** Practical guidance from Co-Founder Matthew Cauble on product development and production processes.
• **Distributor Introductions:** Select introductions to industry distributors.
• **Kin Launch Pad Membership:** Access to a private group chat community of Kin team members, founders, and other investors to share resources and opportunities.

FOR THE SAKE OF CLARITY, THE KIN UNIVERSITY TIER MAY BE STACKED WITH ANY ONE OF THE ABOVE TIME-BASED BONUS SHARES, SPECIAL INVESTOR PERKS AND LARGE INVESTOR BONUS SHARES AND NON-MONETARY PERKS.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. The Company is not yet cash-flow positive and there is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, a lack of, or reduced, revenues from sales or our lack of profitability, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections

and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective Investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective Investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential Investors in making an investment decision in regard to this Offering.

We rely on other companies to provide ingredients, supplies and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon ingredients, supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate the manufacture of major ingredients for our products, or from whom we acquire such items, do not provide ingredients which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom ingredients available from only one source. Continued availability of those ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common ingredients instead of ingredients customized to meet our requirements. The supply of ingredients for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, board of directors and key personnel.

We are dependent on our executive officers, board of directors ("Board of Directors") and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers, Board of Directors and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We face various risks as an e-commerce retailer.

We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial,

technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Recent events have resulted in substantial regulatory uncertainty regarding international trade and trade policy.

In 2025 the U.S. has imposed new tariffs on products imported into the U.S. from a number of countries, and could propose additional tariffs or increases to those already in place. These increased costs could require us to increase our prices and, in the event consumer demand declines as a result, negatively impact our results of operations. Moreover, tariffs placed on our products may cause customers and potential customers to prefer our competitors' products that are not impacted as much by these tariffs. Furthermore, our competitors may be better positioned than we are to withstand or react to tariffs or other trade restrictions, which may cause us to lose market share to such competitors. In the event these changes continue for an extended time, they could have a material adverse effect on our business, financial condition and results of operations.

We rely on co-packers to provide our supply of products.

Any failure by co-packers to fulfill their obligations or any termination or renegotiation of our co-packing agreements could adversely affect our results of operations. We have supply agreements with co-packers that require them to provide us with specific finished products. We rely on co-packers as our sole-source for products. We also anticipate that we will rely on sole suppliers for future products. The failure for any reason of a co-packer to fulfill its obligations under the applicable agreements with us or the termination or renegotiation of any such co-packing agreement could result in disruptions to our supply of finished goods and have an adverse effect on our results of operations. Additionally, from time to time, a co-packer may experience financial difficulties, bankruptcy or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the co-packer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new co- packing arrangement with another provider. During an economic downturn, our co-packers may be more susceptible to experiencing such financial difficulties, bankruptcies or other business disruptions. A new co-packing arrangement may not be available on terms as favorable to us as the existing co- packing arrangement, if at all.

We rely on Direct Store Delivery companies and National Brokerage partners to distribute and sell our products to retail establishments.

The Company relies on direct store delivery companies to purchase inventory from the Company and then deliver the inventory to retail stores. Additionally, the Company uses National Brokerage partners to help manage relationships with retail chains and establishments. Any impairment to these relationships would have a material adverse impact on our presence in retail establishments and our financial performance.

We must successfully manage our inventory and supply chain or it could cause our operating costs to increase and our profit margins to decrease.

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

Product recalls and product liability, as well as changes in product labeling, safety and other consumer protection laws, may adversely impact our operations, product offerings, reputation, financial condition, results of operations, and cash flows.

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase products from different vendors. One or more of our vendors might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before our products are shipped to our customers. Any issues of product labeling or safety, or allegations that our products are in violation of governmental regulations, could cause those products to be recalled. If our vendors fail to manufacture or import supplies or ingredients that adhere to our quality control standards, product safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our product offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale.

Our inability to secure, maintain and increase our presence in retail establishments could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.

Our operations include sales to Direct Store Delivery companies who purchase our inventory and deliver our products to retail establishments, including major retailers, such as Sprouts, Target, Wegmans and Walmart. The success of our business is largely dependent on our continuing development of strong relationships with such Direct Store Delivery companies, National Brokerage partners and retail establishments. The loss of a relationship with any Direct Store Delivery company, National Brokerage partner or large retail partner could have a significant impact on our revenue. In addition, we may be unable through our third parties to secure adequate shelf space in new markets, or any shelf space at all, until we develop relationships with the retailers that operate in such markets. Consequently, growth opportunities through our retail channel may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish relationships with other retailers in new or current markets.

We face severe competition to display our products on store shelves and obtain optimal presence on those shelves.

Due to the intense competition for limited shelf space in the non-alcoholic beverages category, retailers are in a position to negotiate favorable terms of sale, including price discounts, allowances and product return policies. To the extent we elect to increase discounts or allowances in an effort to secure shelf space, our operating results could be adversely affected. We may not be able to increase or sustain our volume of retail shelf space or offer retailers price discounts sufficient to overcome competition and, as a result, our sales and results of operations could be adversely affected. In addition, many of our competitors have significantly greater financial, manufacturing, marketing, management and other resources than we do and may have greater name recognition, a more established distribution network and a larger base of wholesale customers and distributors. Many of our competitors also have well-established

relationships with our current and potential consumers who purchase such competitors' other products at retail establishments, and have extensive knowledge of our target markets. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products and respond more quickly to evolving consumer preferences for us. If our competitors' sales surpass ours, retailers may give higher priority to our competitors' products, causing such retailers to reduce their efforts to sell our products and resulting in the loss of advantageous shelf space.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for agricultural products, such as fruits, have fluctuated in response to a number of factors, including economic conditions such as inflation, implementation of tariffs, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, can result from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy

these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and

financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis, and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline and/or increase the Maximum Offering Amount.

The Company may extend the Offering Deadline and/or increase the Maximum Offering Amount beyond what is currently stated herein. For an extension of the Offering Deadline, this means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. For an increase in the Maximum Offering Amount, this means that additional amounts may be raised by the Company which would also increase the number of shares outstanding and dilute shareholders.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this Offering. That means that you will invest in Kin Social Tonics CF Investors SPV, LLC, becoming a member of the SPV, and that investment purchases our Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Second Amended and Restated Certificate of Incorporation, regarding the Common Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP".

The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

***An investment in the Company's Securities could result in a loss of your entire investment*.**

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company’s business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will be minority holders in the Company.

Investors in the Securities will have indirect voting rights as they will be holders of membership interests in the Co-Issuer. Further, the Co-Issuer will be a minority holder in the Company. Therefore, if you invest in the Offering, you will have limited ability to influence management's decisions on how to run the Company’s business. You will need to trust in management discretion in making good business decisions that will grow your investment. Additionally, Investors in the Securities will indirectly hold only Common Stock and are completely passive investors. As such, Investors should not purchase the Securities if they are not comfortable with this limited voting and control. Lastly, the Co-Issuer (and the Investors) will be subject to the provisions of the Co-Issuer’s Operating Agreement.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Common Stock at $1.63 per share plus a 3% Investor Processing Fee (see "Offering" for further details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the Common Stock before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to increase inventory, growth marketing, expand direct sales, reduce debt and to increase general working capital. See "Use of Proceeds" section for more information.

The Offering

Minimum Target Offering Amount	$100,000.32
Name of Securities	Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	8,201,232
Maximum Offering Amount	$4,999,999.25
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	11,119,809*
Price Per Security	$1.63**
Minimum Individual Investment Amount	$1,000.82+
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)
Offering Deadline	April 1, 2026
Use of Proceeds	See the section entitled "Use of Proceeds" on page 32 hereof.
Voting Rights	One vote per share of Common Stock (held by the Co-Issuer). See the description of the voting and control rights on page 39.

*Does not include Bonus Shares of Common Stock that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Shares to be issued is 893,442 shares of Common Stock.

**Does not include the Investor Processing Fee of three percent (3%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

Co-Issuer

The Co-Issuer is Kin Social Tonics CF Investors SPV, LLC (the "Co-Issuer"), located at 1108 Lavaca St., #271, Austin, TX 78701, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://kineuphorics.com, or for the Offering at https://invest.kineuphorics.com. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for Investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow Investors to achieve the same economic exposure, voting power and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company Securities it owns and the number, denomination, type and rights of its Securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close.

The Company will notify Investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it

provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those Investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the Investors. During this time, the Company may continue soliciting Investors and receiving additional investment commitments. Investors should note that if Investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $100,000.32, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $4,999,999.25, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	8.5%	$8,500	8.5%	$424,999
Inventory (1)	35%	$35,000	35%	$1,750,000
Growth Marketing (2)	11.5%	$11,500	11.5%	$575,000
Debt Reduction (3)	15%	$15,000	15%	$750,000
Retail Support (4)	15%	$15,000	15%	$750,000
General Working Capital (5)	15%	$15,000	15%	$750,000
Total	**100%**	**$100,000+**	**100%**	**$4,999,999+**

+These figures are rounded to the nearest whole dollar.

*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a one-time $47,500 payment and a $15,000 monthly fee for the use of the platform. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three percent (3.0%), which is included in the table above as part of amounts raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) Inventory. These proceeds will be used to purchase inventory to support retail expansion, ensure consistent DTC and Amazon fulfillment, and build buffer stock ahead of peak seasonal demand.

(2) Growth Marketing: A portion of the proceeds from the Offering will be dedicated to growth marketing initiatives, including Instacart media, promotional campaigns, and Aisle programs, to drive trial, accelerate velocity, and expand brand awareness across key channels.

(3) Debt Reduction: These funds will be used to reduce our debt in order to optimize our balance sheet and maximize cash flow.

(4) Retail Support: These funds will be allocated to retail support, including in-store merchandising, field marketing, and promotional programming to drive sell-through and strengthen retailer relationships.

(5) General Working Capital: These funds will be used for general operating expenses, such as rent, utilities, salaries and office expenses, and to provide sufficient cash reserves for the Company.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 1, 2026 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer in Exhibit C (along with all attachments and exhibits thereto), and the Co-Issuer's Operating Agreement in Exhibit D, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

Securities: Common Stock
Offering Minimum: $100,000.32
Offering Maximum: $4,999,999.25
Purchase Price Per Share of Security Offered: $1.63 (does not include a 3% Investor Processing Fee charged to each Investor)
Offering Deadline: April 1, 2026

The Securities have voting rights that will be controlled and exercised by the Manager for actions related to the Co-Issuer and by the Co-Issuer for matters related to the Securities on behalf of all the Investors. The Co-Issuer will be a minority shareholder in the Company. The rights of the Securities may be changed by an amendment to the Company's Amended and Restated Bylaws or the Second Amended and Restated Certificate of Incorporation.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary Company documents governing voting and the rights of the Securities are the Company's Second Amended and Restated Certificate of Incorporation, dated as of January 23, 2020, (the "**COI**"), as amended by that Certificate of Amendment of the COI, dated as of December 13, 2022, as further amended by that Second Certificate of the COI, dated September 7, 2023, as further amended by that Third Certificate of the COI, dated October 1, 2024 (collectively, the "**Amended COI**"), each attached as Exhibit E, the Company's Amended and Restated Bylaws, and amendment thereto (the "**Bylaws**") attached as Exhibit F, the Amended and Restated Voting Agreement, dated as of January 23, 2020, as amended by that Omnibus Amendment and Joinder, dated December 23, 2022 and further amended by that Omnibus Amendment and Joinder, dated September 7, 2023 (collectively, the "**Voting Agreement**") attached as Exhibit G, the Investors' Rights Agreement, dated as of January 23, 2020, as amended by that Omnibus Amendment and Joinder, dated December 23, 2022 and further amended by that Omnibus Amendment and Joinder, dated September 7, 2023 (collectively, the "**Investors' Rights Agreement**") attached as Exhibit H, and the Right of First Refusal and Co-Sale Agreement, dated as of January 23, 2020, as amended by that Omnibus Amendment and Joinder, dated December 23, 2022 and further amended by that Omnibus Amendment and Joinder, dated September 7, 2023 attached as Exhibit I (collectively, the "**ROFR Co-Sale Agreement,**" together with the COI, Bylaws, Voting Agreement and Investors' Rights Agreement, the "**Governing Documents**"). All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Documents, which are each attached as Exhibits to this Form C. **As a condition of subscribing to this Offering, the Co-Issuer (and thus investors in this Offering) will be required to become a party to the Voting Agreement and the Investors' Rights Agreement and thus indirectly the Investors will also be parties to such agreements.**

Restrictions on Transfer

Any Securities sold in this Offering pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the

Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering to sell up to $4,999,999.25 and a minimum of $100,000.32 pursuant to a sale of its Common Stock. The investment will be made through the Co-Issuer, Kin Social Tonics CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $100,000.32 by April 1, 2026. Unless the Company raises at least the Target Offering Amount of $100,000.32 under the Offering by April 1, 2026, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 1, 2026, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $4,999,999.25 Maximum Offering Amount.

The minimum investment per investor is $1,030.84, which includes a $30.02 Investor Processing Fee.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer, Kin Social Tonics CF Investors SPV, LLC. The Co-Issuer will pool the funds from the Investors and invest in the Company as a single shareholder in exchange for shares of the Company's Common Stock. As a result, the Co-Issuer will be the legal owner of the Common Stock and Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, Investors will receive the same economic, voting and information rights in the Common Stock as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Second Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Second Amended and Restated Certificate of Incorporation, and to the applicable provisions of Delaware law.

The total number of shares of all classes of stock which the Company shall have authority to issue is (i) 41,688,783 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 19,662,321 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**"). The following shares of the authorized Preferred Stock are hereby designated as follows: (i) 2,391,770 shares are designated as Series Seed-1 Preferred Stock (the "**Series Seed-1 Preferred Stock**"), (ii) 18,376 shares are designated as Series Seed-2 Preferred Stock (the "**Series Seed-2 Preferred Stock**"), (iii) 1,634,537 shares are designated as Series Seed-3 Preferred Stock (the "**Series Seed-3 Preferred Stock**"), (iv) 2,996,651 shares are designated as Series Seed-4 Preferred Stock (the "**Series Seed-4 Preferred Stock**"), (v) 3,133,478 shares are designated as Series Seed-5 Preferred Stock (the "**Series Seed-5 Preferred Stock**"), (vi) 735,797 shares are designated as Series Seed-6-1 Preferred Stock (the "**Series Seed-6-1 Preferred Stock**"), (vii) 3,586,090 shares are designated as Series Seed-6-2 Preferred Stock (the "**Series Seed-6-2 Preferred Stock**"), (viii) 995,380 shares are designated as Series Seed-6-3 Preferred Stock (the "**Series Seed-6-3 Preferred Stock**"), and (ix) 4,170,242 shares are designated as Series Seed-7 Preferred Stock (the "**Series Seed-7 Preferred Stock**")

Additionally, the Company has established the 2020 Equity Incentive Plan, adopted by the stockholders of the Company on January 23, 2020, as amended by that First Amendment to the Equity Incentive Plan, effective as of September 11, 2020, and that Second Amendment to the Equity Incentive Plan, effective as of May 27, 2022 (the "Plan") in which 9,789,019 shares are authorized for issuance thereunder.

As of the date of this Form C, (i) 8,141,669 shares of Common Stock, (ii) 2,391,770 shares of Series Seed-1 Preferred Stock, (iii) 18,376 shares of Series Seed-2 Preferred Stock, (iv) 1,634,537 shares of Series Seed-3 Preferred Stock, (v) 2,996,651 shares of Series Seed-4 Preferred Stock, (vi) 3,133,478 shares of Series Seed-5 Preferred Stock, (vii) 735,797 shares of Series Seed-6-1 Preferred Stock, (viii) 3,586,090 shares of Series Seed-6-2 Preferred Stock, (ix) 995,380 shares of Series Seed-6-3 Preferred Stock, and (x) 2,752,721 shares of Series Seed-7 Preferred Stock, are issued and outstanding. Additionally, the Company has 6,470,613 options to purchase Common Stock issued and outstanding and an additional 3,318,406 shares available for issuance under the Plan. Further, the Company has outstanding warrants to sell 684,000 shares of Common Stock.

The Company currently has a private offering of Series A Preferred Stock (the "Series A Offering") that is expected to close sometime before or shortly after this Offering. The Company has already raised and received approximately $597,000 in proceeds in exchange for shares of Series A Preferred Stock, which is currently treated as debt until the Series A Offering closing occurs. These shares have not yet been priced and are not included in any of the figures herein or in the Debt section. Upon the closing of the sale of the Series A Offering, the Company will amend its Second Amended and Restated Certificate of Incorporation to authorize the Series A Preferred Stock and amend the Governing Documents accordingly. The Series A Preferred Stock will have the same rights as the outstanding Preferred Stock, except that (A) the Series A Preferred Stock will (i) rank senior to the Series Seed Preferred Stock, (ii) have a different liquidation preference, (iii) have protection against waiver of the antidilution protection, and (iv) have a different Original Issue Price and (B) if certain thresholds are met, the Series A Preferred Stockholders will have the right to elect a member to the Board of Directors.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,141,669
Par Value Per Share	$0.0001
Voting Rights	One (1) vote per share
Anti-Dilution Rights	None
Other Rights	(a) Right to elect two (2) members to the Board of Directors (b) Liquidation preference equal to the remaining consideration not payable to the holders of shares of Preferred Stock or the remaining available proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.
How this Security may limit, dilute or qualify the Security issued	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such Security (assuming conversion prior to the Offering).	22.09%

Type	Preferred Stock
Amount Outstanding	18,244,800
Par Value Per Share	$0.0001
Voting Rights	One (1) vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean (i) $1.6724 per share with respect to the Series Seed-1 Preferred Stock, (ii) $1.4215 per share with respect to the Series Seed-2 Preferred Stock, (iii) $1.0095 per share with respect to the Series Seed-3 Preferred Stock, (iv) $0.5506 per share with respect to the Series Seed-4 Preferred Stock (v) $2.07437 per share with respect to the Series Seed-5 Preferred Stock, (vi) $2.17177 per share with respect to the Series Seed-6-1 Preferred Stock, (vii) $2.17177 per share with respect to the Series Seed-6-2 Preferred Stock (viii) $1.73742 per share with respect to the Series Seed-6-3 Preferred Stock, and (ix) 1.013370 per share with respect to the Series Seed-7 Preferred Stock in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Preferred Stock. (b) Right to elect two (2) members to the Board of Directors of the Company. (c) Right to receive dividends equal to applicable Original Issue Price, as adjusted, when declared (non-cumulative) prior to Common Stock; (d) Liquidation Preference equal to greater of the sum of the applicable Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares of the applicable series of Preferred Stock converted into Common Stock; (e) Right to convert into Common Stock at any time by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion; (f) Automatic conversion into Common Stock upon the sale to the public of shares at a price of at least $10.37185 per share resulting in $50 million in gross proceeds raised by the Company in a firm commitment public offering or upon the consent of the holders of at least sixty percent (60%) of the outstanding shares of Preferred Stock, voting as a single class on an as-converted basis; and (g) Protective provisions for Preferred Stockholders.

How this Security may limit, dilute or qualify the Security issued in this Offering	The Company may issue additional shares of Preferred Stock at a later date. The issuance of such additional shares of Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued in this Offering.
Percentage ownership of the Company by the holders of such Security (assuming conversion prior to the Offering).	49.50%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Options to Purchase Common Stock*
Shares Issuable Upon Exercise	6,470,613
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this Security may limit, dilute or qualify the Security issued in this Offering	The Issuer may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued in this Offering.
Percentage ownership of the Company by the holders of such Security (assuming conversion prior to the Offering).	26.56%

*A portion of these awards remain subject to vesting provisions.

Type	Warrant to Purchase Common Stock
Shares Issuable Upon Exercise	684,000*
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price.
How this Security may limit, dilute or qualify the Security issued in this Offering	The Issuer may issue additional Warrants to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Warrants to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued in this Offering.
Percentage ownership of the Issuer by the holders of such Security (assuming conversion prior to the Offering).	1.86%

*Does not include warrants to purchase 60,000 shares of Common Stock of the Issuer that remain subject to the execution of definitive documentation.

Voting and Control

The Securities have voting rights equal to one vote per share of Common Stock. However, the Investors will be owners of membership units in the Co-Issuer, which will be a minority Common Stock owner in the Company.

Thus, the Investors will have indirect voting power on any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors should not purchase the Securities if they are not comfortable with this limitation of voting power and control.

As a condition of investing in this Offering, the Co-Issuer (and thus indirectly Investors in this Offering) will be required to become a party to the Voting Agreement and the Investors' Rights Agreement**.** The material terms of these agreements are summarized below. See Exhibit G and Exhibit H for the full terms of the Voting Agreement and the Investors' Rights Agreement, respectively.

The Company is a party to the Voting Agreement under which the Company, the Preferred Stockholders and Key Holders (defined therein) have agreed to, among other things (i) voting provisions regarding the Board of Directors, including board composition and rights to appoint directors; and (ii) a drag-along right.

The Company is also a party to the Investors' Rights Agreement under which the Company and the specified investors who are parties to the agreement have agreed to, among other things: (i) registration rights, including demand registration and Company registration, (ii) restrictions on transfer; (iii) delivery of financial information to Major Investors (as defined therein); (iv) observer rights to specified investors so long as such investors own a certain threshold of shares of Preferred Stock, and (v) right of first offer for Major Investors.

Additionally, the Company, certain investors and Key Holders are parties to the ROFR Co-Sale Agreement which provides for, among other things: (i) a Right of First Refusal to the Company to purchase any proposed transfers of capital stock by Key Holders; (ii) a secondary grant of Right of First Refusal to the specified investors and non-selling Key Holders in the event the Issuer does not wish to exercise its Right of First Refusal; (iii) right of Co-Sale to non-selling Key Holders; (iv) exempt transfers; and (v) Lock-Up provisions. The Co-Issuer will not be a party to the ROFR Co-Sale Agreement.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of capital stock via a stock offering (such as initial public offering, another crowdfunding round, a venture capital round or angel investment), issuance of convertible securities to other investors, employees exercising stock options or investors converting certain instruments (e.g., convertible bonds, preferred shares or warrants) into capital stock. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the valuation of the Company may increase (although there is no guarantee that it will). You will own a smaller piece of a larger pie (or, if the valuation goes down, then a smaller piece of a smaller pie). If the Company decides to issue additional shares, Investors could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage Investors own being less than before. There may also be earnings dilution, with a reduction in the amount earned

What it Means to be a Minority Holder

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	**Amount and Type or Class Held**	**Percentage Ownership (in terms of voting power)**
NONE		

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series Seed-6-1 Preferred Stock*	$1,597,981	735,797	General Working Capital	Spring 2023	Regulation D, Rule 506(b)
Series Seed-6-2 Preferred Stock*	$7,788,162	3,586,090	General Working Capital	December 2022	Regulation D, Rule 506(b)
Series Seed-6-3 Preferred Stock*	$1,729,393	995,380	General Working Capital	December 2023	Regulation D, Rule 506(b)
Series Seed-7 Preferred Stock*	$2,789,524	2,752,721	General Working Capital	Fall 2023	Regulation D, Rule 506(b)
Options	$0	572,500	N/A	Various dates between July 2023 and December 2023	Rule 701
Warrants	$0	617,000	General Working Capital	Various dates between September 2023 and August 2025	Regulation D, Rule 506(b)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, the Company has the following debt outstanding:

Type	Revolving Line of Credit with Settle Funding*
Principal Amount Outstanding	Up to $2,250,000; however, actual outstanding amount varies
Interest Rate and Amortization Schedule	24.9% Payments of interest are due monthly and principal payments are due 120 days from incurrence.
Description of Collateral	Secured
Maturity Date	Every 120 days

*This facility is used by the Company to facilitate vendor payments and provide short-term working capital financing. Under this arrangement, Settle pays certain vendor invoices on behalf of the Company, and the Company repays Settle in accordance with agreed-upon terms. The amount outstanding will vary each month. All outstanding principal is paid every 120 days.

Type	Subordinated Secured Promissory Note with Maguire Capital Group, LLC
Principal Amount Outstanding	$500,000
Interest Rate and Amortization Schedule	13% per annum. Quarterly interest payments of $16,250.
Description of Collateral	All assets.
Maturity Date	June 15, 2024*

*This loan is currently in default. In light of the default, the Company and the Maguire Group have negotiated to amend the terms of the Common Stock Purchase Warrant Agreement dated as of September 15, 2023 between the parties (the "**Warrant**"), based on the First Amendment to the Warrant, dated as of September 9, 2025.

Type	Convertible Promissory Note with Ragland Road Trust
Principal Amount Outstanding	$283,779
Interest Rate and Amortization Schedule	5% per annum. Installment payments, including principal and interest of $3,547 monthly.
Description of Collateral	Secured.
Other Rights	Convertible at option of holder or upon a Corporate Transaction (as defined in the Note) at a $20,000,000 post-money valuation cap.
Maturity Date	February 28, 2033

Type	Subordinated Secured TXLY Promissory Notes
Principal Amount Outstanding	$60,000
Interest Rate and Amortization Schedule	15% per annum. Installment payments, including principal and interest of $22,500 quarterly.
Description of Collateral	Secured.
Maturity Date	March 24, 2025*

*This loan is currently in default. The Company is in discussions with the lender to extend the maturity date.

Type	Proper Settlement
Principal Amount Outstanding	$251,171.70
Interest Rate and Amortization Schedule	N/A
Description of Collateral	Unsecured.
Maturity Date	N/A

Type	Subordinated Secured Promissory Note with Tonn Investments, LLC
Principal Amount Outstanding	$200,000
Interest Rate and Amortization Schedule	15%
Description of Collateral	Secured.
Maturity Date	March 24, 2025

Type	Subordinated Secured Promissory Note with DF Capital TR, LLC
Principal Amount Outstanding	$340,000
Interest Rate and Amortization Schedule	15%
Description of Collateral	Secured.
Maturity Date	March 24, 2025

Type	Merchant Loan Agreements with WebBank
Principal Amount Outstanding	o effective as of 2023, for $220,350; o effective as of February 2024 for $169,500; o effective as of July 2024, for $219,000, o effective as of December 2024 for $192,100, and o effective as of 2025, for $248,600.
Interest Rate and Amortization Schedule	25% of gross Shopify sales
Description of Collateral	Unsecured.
Maturity Date	N/A

Type	Seller Capital Advance with Parafin, Inc
Principal Amount Outstanding	$192,100
Interest Rate and Amortization Schedule	15% of gross Amazon sales paid weekly
Description of Collateral	Unsecured.
Maturity Date	N/A

Type	Unsecured Invoices
Vendor and Principal Amount Outstanding	• The Company is late on paying its balance statement pursuant to the American Express Statement, dated as of February 19, 2025, for an outstanding amount of $84,793.86 under the Company's account
	• The Company is late on paying its invoice to Artemis International, Inc., and owes $44,980.91 for services rendered.
	• The Company is late on paying its invoice to Cooley LLP and owes roughly $279,546.38 for services rendered.
	• The Company is late on paying its invoice to Foster Garvey PC and owes $259,026,14 for services rendered.
	• The Company is late on paying its invoice to Flavor Producers and owes $159,004.30 for services rendered.
	• The Company is late on paying its invoice to Good Peeps Inc and owes approximately $46,000 for services rendered but is making weekly payment to pay off the debt
	• The Company is late on paying its invoice to Maplebear Inc d/b/a "InstaCart" and owes approximately $185,530.73 for services rendered but is making weekly payment to pay off the debt
	• The Company is late on paying its invoice to Net Logistics and owes $28,323,16 for services rendered
	• The Company is late on paying its invoice to Nulixir Inc. and owes approximately $3,268,582.85 for services rendered but is making weekly payment to pay off the debt.
	• The Company is late on paying its invoice to On-Demand Technology Solutions LLC and owes $459,649.84 for services rendered.
	• The Company is late on paying its invoice to UNIS Transportation and owes $254,585.01 for services rendered.
	• The Company is late on paying its invoice to One World Direct and owes $35,081.98 for services rendered.

	• The Company is late on paying its invoice to Sandstone Labs LLC and owes $34,800 for services rendered.
	• The Company is late on paying its invoice to Zoibel and owed $25,694 for services rendered. It is currently in discussions to exchange the debt to stock.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the Offering Statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit K.

Cash and Cash Equivalents

As of August 31, 2025, the Company had an aggregate of approximately $37,486 in cash and cash equivalents, and when combined with expected proceeds from a short-term bridge loan expected in September 2025, will leave the Company with sufficient runway during the Offering. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering (or to supplement the Offering for any shortfall from the Maximum Offering Amount), the Company may concurrently raise additional capital by offering to sell securities, including, but not limited to, Common Stock, SAFEs or Convertible Notes, to accredited investors outside of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The terms of this Offering are based on a pre-money fully diluted (included authorized but unissued awards under the Company's Plan) valuation of $59,015,064. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation. Investors are encouraged to thoroughly evaluate the Company and this Form C and Offering Statement to determine for themselves whether the valuation is appropriate for a Company at this stage.

Trends and Uncertainties

After reviewing the above discussion of the Company's plans, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit K for subsequent events and applicable disclosures.

Material Changes and Other Information

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.kineuphorics.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Kin Social Tonics, Inc.
(Issuer)

By:/s/Jennifer Batchelor
(Signature)

Jennifer Batchelor
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jennifer Batchelor
(Signature)

Jennifer Batchelor
(Name)

Chairman
(Title)

September 26, 2025
(Date)

/s/ Byron Ling
(Signature)

Byron Ling
(Name)

Director
(Title)

September 26, 2025
(Date)

/s/ Jie Yong
(Signature)

Jie Yong
(Name)

Director
(Title)

September 26, 2025
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)

LIMITED TIME: INVEST BY OCTOBER 23, EARN 5% BONUS SHARES 27 Days 17 Hrs 25 Mins 28 Secs

Kin EUPHORICS

Opportunity Solution Traction Roadmap Perks Team FAQs INVEST NOW



Target Raise Goal $100K

The Original Social Tonic

Kin Euphorics is revolutionizing the adult beverage space with functional, non-alcoholic drinks that balance body and mind—blending adaptogens, nootropics, and botanicals to elevate every social moment.

Join us in shaping the $60B[1] functional beverage market.

INVEST NOW

$1.63 Share Price | $1,000.82 Min. Investment

SEC Filings Offering Circular Investor Education

Innovation Recognized By: The New York Times Men'sHealth Forbes VOGUE The New York Times Men'sHealth

THE OPPORTUNITY

Alcohol Is Out. *Function Is In.*

Millennials and Gen Z are drinking less alcohol than any generation before them. A ***Gallup Poll*** showed only 62% of adults under the age of 35 drink, down from 72% two decades ago.[2] A report from ***McKinsey*** calls Gen Z "obsessed" with wellness, with 56% of Gen Z consumers calling fitness a "very high priority."[3] Younger generations crave healthier ways to unwind, and we're delivering.





Euphorics™
Energy
Sex
Kin gives you the edge to have better:
Sleep
Focus

SOLUTION

A Pioneer in the Wellness-Minded Social Beverage

Our functional, non-alcoholic beverages give the community the fun of social drinking without the hangover, regrets, or empty calories. Each Kin drink is designed to boost mood, focus, and energy, meeting the wellness-minded consumer where they are.

TRACTION

One of The Fastest-Growing Brands in Functional Beverages

$50M Lifetime Sales

We're one of the first and top-selling premium brands in this fast-growing category.

Outselling competitors
at Target, 115% higher sales velocity at Sprouts

50% gross margins
with positive EBITDA expected for fiscal year 2026*

$11M net revenue
in 2024, projecting $24M in 2025



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MARKET POTENTIAL

$60B Opportunity in Functional Beverage

The functional **beverage** market is expected to hit $60B by 2030 as Gen Z and younger shift away from alcohol.



65% of Gen Z[3]
Say they see food and drink as medicine.

Where Investment Meets Kinship



JEN BATCHELOR
CEO & CO-FOUNDER
01:35

COMPETITIVE ADVANTAGE

Shaping the Functional Drinks Landscape

Kin has helped shape the functional non-alcoholic drinks movement. Today, we continue to stand out with premium positioning, strong brand awareness, and proven performance. The proof is in our retail placements, best-in-class margins, and loyal subscribers who keep coming back.



	Kin Euphorics	De Soi	Free AF	Mingle Mocktails	hiyo
FUNCTION Measurable,Science-backed results	✓ Proprietary tech and Scientific Advisory Board	✗ Loose function claims with no scientific backing	✗ Aggrandize function claims touting no-list mystery ingredient called "Afterglow"	✗ Zero functional USP	✗ Claims product "cures Alzheimer's,"3rd party testing proves false advertising,FTC FDA violations
FLAVOR Unique, Complex flavors for adult palettes	✓ Leans into medicinal bitters with a cocktail twist, always original never a mock	✓ Mostly natural unique flavors with exception of Spritz Italiano	✗ Mocktail flavors aim to emulate existing recipes analogous to alcohol	✗ Mocktails aim to emulate existing analog to alcohol with help of botanicals	✗ Products appeal to mass soda palette, heavy artificial sweeteners,Hi-C consistency
BETTER FOR YOU CALORIES	35 calories	45 calories	50 calories	60 calories	30 calories
SUGAR Designed with health-goals in mind	5g of sugar	10g of sugar	10g of sugar	7g of sugar	5g of sugar
REVENUE PER OUNCE Premium > commodity Holds margin vs race to the bottom discount brands	$0.61	$0.57	$0.39	$0.28	$0.31
BRAND Differentiated Cultural Icon vs Copycat	✓ The Original Social Tonic, creators of Euphorics, the most recognizable brand in the space, highest NPS	✗ Very little originality and co-opting other NA brand stylings to be relevant	✓ Unique packaging that stands out leaning into Alc Free culture in a clever way	✓ Playing into mocktail culture / older audience with simple direct offering	✗ Direct infringement of Kin's IP, colors, gradient, language

All trademarks are the property of their respective owners. Used for comparative purposes only.

ROADMAP

Help Drive Our Next Phase of Growth

Your investment will help drive national expansion, recurring revenue, and a clear path to profitability by 2026.

2018

• Kin proudly invented the functional non-alcoholic drinks category in 2018. And we're still leading it today with unmatchedbrand awareness.

May 2025

• Launched in Walmart, plans underway for Costco next

October 2025

• Grow direct-to-consumer subscription base for recurring revenue

• Increase gross margins 10% and launching the integration of new technology to 10x efficacy of functionals

January 2026

• Scale manufacturing to meet surging demand and to double revenue in 2026

• Increase gross margins by 30%

February 2026

• Achieve profitability

March 2026

• Expand product line with new flavors

Investor Perks

First 500 Investors Get a Kin Swag Box



LIMITED TIME: INVEST BY OCTOBER 23, EARN 5% BONUS SHARES

27 Days | 17 Hrs | 25 Mins | 16 Secs

Kin Collector

Invest
$2,500+

Receive
5%
Bonus Shares

Receive
- **Early access** to new product drops
- **Vote** on upcoming flavor profiles
- **Kin Ritual Kit:** curated items for a full Kin experience (e.g., branded glassware, herbal incense, drink journal, mood-setting playlist)
- **Limited-edition sweatshirt**
- **Digital badge + certificate** to share their investor status on social

INVEST NOW

Kin Creator

Invest
$15,000+

Receive
15%
Bonus Shares

Receive
- All lower-tier perks, plus:
- **Private product co-creation** session (virtual)
- **VIP Kin experience box:** A year of Kin — (12 cans a month)
- Exclusive **Kin swag box**
- Invitation to "Kin Table" dinners – invite-only wellness & non-alc mixology dinners in major cities
- **Feature Spotlight:** "Investor of the Month" story shared in newsletter/social (opt-in)

INVEST NOW

Kin Visionary

Invest
$30,000+

Receive
30%
Bonus Shares

Receive
- All lower-tier perks, plus:
- **Custom Kin regiment** based on your biometrics & designed by Kin's Scientific Advisory board
- **Weekend Kin Retreat:** invite-only wellness weekend with the Kin team and experts (mindfulness, adaptogens, social ritual workshops)
- **Annual invitation for 1:1** sessions with founder or product team — discuss vision, feedback, etc.
- **Exclusive Kin Decanter Set** — designer glassware + serving tray engraved with name or investor ID
- **Name listed** on Kin's digital "Founding Visionaries" wall

INVEST NOW

**Time-based and amount-based perks stack together, offering the earliest investments at the highest amounts the biggest bonus. The maximum incentive is capped at 30% bonus shares and cannot be stacked beyond that. Note: Bonus shares are not reflected on the checkout or the subscription agreement. Bonus shares will be listed on the book-entry statement upon issuance.*


Kin
Kin
EUPHORICS
EUPHORICS

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TEAM

Meet the Kin Force

Experts blending science, wellness, and conscious connection.



Jen Batchelor
CEO and Founder
READ MORE



Matthew Cauble
COO & Co-Founder
READ MORE



Chi Tsang
CFO
READ MORE



Meg Gunson
Chief of Staff
READ MORE



Ashley Costa
Director of Sales
READ MORE

"I've been a huge fan of recommending Kin to all my patients to achieve their wellness goals and enhance their ability to extend the benefits of our Next Health treatments between sessions with the help of Kin's products. The ingredients in Kin help to accelerate the progress of any and all persons health and wellness journey."*



Darshan Shah, MD
Head of Kin's Scientific Board
NEXT|HEALTH

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Frequently Asked Questions

1. Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

2. How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only

invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

3. How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

4. What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

5. Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

6. What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

7. When will I get my investment back?

The Common Stock (the "Shares") of Kin Euphorics (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

8. Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

9. Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:

• The company that issued the securities;
• An accredited investor;
• A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships).

10. What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

11. How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

12. What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

13. How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

14. What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

Sources

1. https://www.glanbianutritionals.com/en/nutri-knowledge-center/insights/us-functional-beverage-market-insights Euromonitor, June 2023.
2. https://news.gallup.com/poll/509690/young-adults-drinking-less-prior-decades.aspx
3. https://www.mckinsey.com/~/media/mckinsey/email/genz/2024/01/2024-01-23d.html
4. https://ir.celsiusholdingsinc.com/news/news-details/2025/Celsius-Holdings-Completes-Acquisition-of-Alani-Nu/#:~:text=%2D%2D(BUSINESS%20WIRE)%2D%2D%20Celsius,mix%20of%20cash%20and%20stock
5. https://www.pepsico.com/our-stories/press-release/pepsico-completes-acquisition-of-poppi-accelerating-strategic-portfolio-transfor05192025#:~:text=(NASDAQ%3A%20PEP)%20(%22,on%20achieving%20certain%20performance%20metrics.

EXHIBIT C
Subscription Agreement between the Investor and Co-Issuer
(Attached)

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Kin Social Tonics CF Investors SPV, LLC
c/o Kin Social Tonics, Inc.
1108 Lavaca St., #271,
Austin, TX 78701

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned (“**Subscriber**”) hereby subscribes for and agrees to purchase membership interests (the “**Securities**”), of Kin Social Tonics CF Investors SPV, LLC, a Delaware limited liability company (the “**Company**”), upon the terms and conditions set forth herein. The Company is serving as a “crowdfunding vehicle” as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Common Stock to be acquired from Kin Social Tonics, Inc., a Delaware corporation (the “**Crowdfunding Issuer**”). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to Common Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the “**Operating Agreement**”) of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company’s acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

(ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber’s right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

(iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

(iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c) Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber’s investment is not made with the Crowdfunding Issuer.

(d) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e) The aggregate value of Securities sold shall not exceed $4,999,999.25 (the "**Oversubscription Offering**"). The Company may accept subscriptions until April 1, 2026 (the "Termination Date"). Providing that subscriptions for $100,000.32 worth of Securities are received, which also includes a 3% Investor Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4. Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d) Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or

make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements consisting of the audited balance sheet of the Crowdfunding Issuer for the years ended December 31, 2024 and December 31, 2023, respectively, and the related statements of operations, changes in member's deficit and cash flows at December 31, 2024 and December 31, 2023 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the date they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. Alice.CPA LLC, who has provided the audited Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Company has had inception financials (the "**Inception Financial Statements**") audited by Alice.CPA LLC, an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12

months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h) Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case

may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Transfer Restrictions.

(a) "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF KIN SOCIAL TONICS, INC. ("KIN"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN KIN AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT KIN'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b) Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Common Stock or any securities which may be converted into the Crowdfunding Issuer's Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8. Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune

from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9. WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10. Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Austin, Texas. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using the American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

If to the Company, to:

Kin Social Tonics CF Investors SPV, LLC
c/o Kin Social Tonics, Inc.
1108 Lavaca St., #271,
Austin, TX 78701

If to the Crowdfunding Issuer, to:

Kin Social Tonics, Inc.
1108 Lavaca St., #271,
Austin, TX 78701

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Kin Social Tonics, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Shares of Kin Social Tonics, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber’s Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Common Shares**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Kin Social Tonics, Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(I) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

DEALMAKER

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the “Electronic Payment Terms”). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR:

(Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Kin Social Tonics, Inc.'s offering.

I certify that:

1. I, , am the trustee of the (“Trust”) (the “**Trustee**”)

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Kin Social Tonics, Inc.’s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust (“**Trust Investment**”).

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D
Co-Issuer Operating Agreement
(Attached)

LIMITED LIABILITY COMPANY AGREEMENT

OF

KIN SOCIAL TONICS CF INVESTORS SPV, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (the "**Agreement**") of Kin Social Tonics CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**") is entered into as of August 21, 2025 by and among the Company, Kin Social Tonics, Inc. (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by Kin Social Tonics, Inc. (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01 Name. The name of the Company is Kin Social Tonics CF Investors SPV, LLC.

Section 1.02 Principal Office. The principal office of the Company is located at 1108 Lavaca Street, #27, Austin, Texas 78701 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03 Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04 Purpose; Powers.

(a) The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b) If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05 Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06 Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07 Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01 Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02 Capital Contributions; No Withdrawals.

(a) The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b) No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03 Admission of Additional Members.

(a) Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such

Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04 No Withdrawal; Death of Member.

(a) So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b) The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05 Certification of Interests.

(a) The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b) Interests shall be reflected in the books and records of the Company as Units.

(c) If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

> THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.
>
> THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06 Meetings.

(a) To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b) Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c) Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e) The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f) Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g) Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07 Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled

to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01 Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02 Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a) Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b) Issue additional Interests or other securities outside of a Regulation Crowdfunding Offering with the Crowdfunding Issuer, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c) Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company, at the sole discretion of the Manager; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03 Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a) Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b) Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c) Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d) Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04 Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05 Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding eighty-five percent (85%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06 Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV – ALLOCATIONS

Section 4.01 Allocation of Profits and Losses.

(a) All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b) Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V – DISTRIBUTIONS

Section 5.01 Distributions.

(a) In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests

held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01 General Restrictions on Transfer.

(a) No Member shall Transfer all or any portion of its Interests in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b) Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Interests in the Company, and the Company agrees that it shall not issue any Interests:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv) if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c) Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Interest for all purposes of this Agreement.

(d) Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e) For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02 Further Restrictions on Transfer.

(a) During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i) To the Crowdfunding Issuer;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act; or

(iv) To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01 No Personal Liability: Members; Manager.

(a) Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b) Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02 Indemnification.

(a) To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b) Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c) For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01 Inspection Rights. Upon reasonable notice from a Member and in accordance with a proper purpose under the Delaware Act, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer so long as it is for a proper purpose in accordance with the Delaware General Corporation Law.

Section 8.02 Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03 Tax Matters Representative.

(a) Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 85% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Partnership Representative, the holders of a majority of the Interests of the Company shall appoint a new Partnership Representative.

(b) Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c) US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e) Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04 Tax Returns.

(a) At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b) Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05 Reports under Regulation Crowdfunding.

(a) The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b) The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) An election to dissolve the Company made by holders of 85% of the Interests;

(b) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c) Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d) The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03 Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a) The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b) As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d) The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i) First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04 Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – Definitions

Section 10.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a) "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b) "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental

Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c) "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on August 21, 2025.

(d) "**Code**" means the Internal Revenue Code of 1986, as amended.

(e) "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f) "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g) "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h) "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i) "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j) "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k) "**Manager**" means, initially, Kin Social Tonics, Inc., or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l) "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m) "**Securities**" means the underlying securities (i.e., Class B Common Stock) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n) "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o) "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p) "**Transferor" and "Transferee**" mean a Person who makes or receives a Transfer, respectively.

(q) "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE XI – MISCELLANEOUS

Section 11.01 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03 Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a) when delivered by hand;

(b) when received by the addressee if sent by a nationally recognized overnight courier;

(c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company: c/o Kin Social Tonics, Inc.
1108 Lavaca Street, #27
Austin, TX 78701
Email: jen@kineuphorics.com
Attention: Jen Batchelor, CEO of Kin Social Tonics, Inc.

If to the Manager: 1108 Lavaca Street, #27
Austin, TX 78701
Email: jen@kineuphorics.com
Attention: Jen Batchelor, CEO

If to a Member: To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06 Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 85% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13 No Third-Party Beneficiaries. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

KIN SOCIAL TONICS CF INVESTORS SPV, LLC

By: Kin Social Tonics, Inc., a Delaware corporation,

Its Manager

By: DocuSigned by: Jen Batchelor
3748A17EECD3411...

Name: Jen Batchelor

Title: CEO

[SIGNATURE PAGE TO KIN SOCIAL TONICS CF INVESTORS SPV, LLC OPERATING AGREEMENT]

SCHEDULE I

MEMBERS SCHEDULE

Individual/Entity Name	Cash Contribution	Interests/Units

EXHIBIT E
Amended and Restated Certificate of Incorporation
(Attached)

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "KIN SOCIAL TONICS, INC.", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF JANUARY, A.D. 2020, AT 8:49 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

6786206 8100
SR# 20200483827

Authentication: 202240765
Date: 01-23-20

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:49 AM 01/23/2020
FILED 08:49 AM 01/23/2020
SR 20200483827 - File Number 6786206

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION
OF
KIN SOCIAL TONICS, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Kin Social Tonics, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Kin Social Tonics, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 7, 2018 under the name Kin Social Tonics, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Kin Social Tonics, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, New Castle County, Delaware 19801. The name of its registered agent is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 25,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 10,174,812 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (this "**Certificate of Incorporation**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following shares of the authorized Preferred Stock of the Corporation are hereby designated as follows: 2,391,770 shares are designated as Series Seed-1 Preferred Stock (the "**Series Seed-1 Preferred Stock**"), 18,376 shares are designated as Series Seed-2 Preferred Stock (the "**Series Seed-2 Preferred Stock**"), 1,634,537 shares are designated as Series Seed-3 Preferred Stock (the "**Series Seed-3 Preferred Stock**") 2,996,651 shares are designated as Series Seed-4 Preferred Stock (the "**Series Seed-4 Preferred Stock**") and 3,133,478 shares are designated as Series Seed-5 Preferred Stock (the "**Series Seed-5 Preferred Stock**," and collectively with the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock and the Series Seed-4 Preferred Stock, the "**Series Seed Preferred Stock**"). Each series of the Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required

elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below) provided that if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before, and prior and in preference to, any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (a) the sum of (i) the applicable Original Issue Price plus (ii) any dividends declared but unpaid thereon or (b) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted to Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1 of the full preferential amount referred to herein, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Original Issue Price**" shall mean (i) $1.6724 per share with respect to the Series Seed-1 Preferred Stock, (ii) $1.4215 per share with respect to the Series Seed-2 Preferred Stock, (iii) $1.0095 per share with respect to the Series Seed-3 Preferred Stock, (iv) $0.5506 per share with respect to the Series Seed-4 Preferred Stock and (v) $2.07437 per share with respect to the Series Seed-5 Preferred Stock, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Preferred Stock.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the full payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Subsection 2.1, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least sixty percent (60%) of the outstanding shares of Preferred Stock, voting as a single class on an as-converted basis (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation, in each case, with all of their same respective rights, powers, preferences, privileges, restrictions, qualifications and limitations as in effect immediately prior to such merger or consolidation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of

merger or consolidation or other applicable definitive agreement for such transaction relating to the distribution of proceeds (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated among, and paid to, the holders of capital stock of the Corporation in accordance with Subsections 2.1, and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Holders request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation, together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the liquidation amount described in Subsection 2.1. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares and if additional amounts become available thereafter, such amounts shall be paid to the holders of Preferred Stock as additional purchase price as if the Available Proceeds plus the additional amounts, in the aggregate, were paid in the amounts and order of priority set forth in Subsection 2.1 and shall be used to redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to the Deemed Liquidation Event by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation (including the approval of one of the Preferred Directors (as defined below)).

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the

consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification, earn-outs or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis.

3.2 Election of Directors. The holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (collectively, the "**Preferred Directors**"), and the holders of record of the shares of Common Stock, exclusively and as a separate class and excluding any shares of Common Stock issued or issuable upon conversion of Preferred Stock, shall be entitled to elect two (2) directors of the Corporation. Any director elected as provided in this Subsection 3.2 may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of Series Seed Preferred Stock and Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of Series Seed Preferred Stock and Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock), exclusively and voting together as a single class on an as converted basis, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to

elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3 Preferred Stock Protective Provisions.

3.3.1 At any time when at least 1,408,226 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be), and any such act or transaction entered into without such consent or vote shall be null and void ab initio and of no force or effect.

(a) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(b) amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

(c) create, or authorize the creation of any additional class or series of capital stock, unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

(d) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Common Stock or Preferred Stock or designated shares of any series of Preferred Stock;

(e) (i) reclassify, alter or amend any existing security of the Corporation that is *pari passu* with any series of Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to any series of Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to any series of Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification,

alteration or amendment would render such other security senior to or *pari passu* with any series of Preferred Stock in respect of any such right, preference or privilege;

(f) cause or permit any of its subsidiaries to sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

(g) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price or (iii) as approved by the Board of Directors, including the approval of at least one of the Preferred Directors;

(h) create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $500,000 unless such debt security has received the prior approval of the Board of Directors, including the approval of at least one of the Preferred Directors;

(i) create, or hold capital stock in, or invest in any entity that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, unless such investment is approved by the Board of Directors, including the approval of at least one of the Preferred Directors;

(j) increase or decrease the authorized number of directors constituting the Board of Directors;

(k) enter into or be a party to, modify or terminate any transaction with any officer, director or stockholder of the Corporation or any "associate" (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) of any such person; provided that no such approval pursuant to this Subsection 3.3.1(j) shall be required for any (i) customary agreement with the Corporation's service providers, including, without limitation, equity incentive agreements or indemnification agreements entered into in the ordinary course of business and approved by the Board of Directors, including the approval of at least one of the Preferred Directors, or (ii) any other agreement approved by the Board of Directors, including the approval of both of the Preferred Directors; or

(l) cause or permit any direct or indirect subsidiary of the Corporation to do any of the foregoing.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price for such share (as defined below) in effect at the time of conversion. The "**Conversion Price**" shall initially be equal to $1.6724 per share with respect to each share of Series Seed-1 Preferred Stock, $1.4215 per share with respect to each share of Series Seed-2 Preferred Stock, $1.0095 per share with respect to each share of Series Seed-3 Preferred Stock, $0.5506 per share with respect to each share of Series Seed-4 Preferred Stock and $2.07437 per share with respect to each share of Series Seed-5 Preferred Stock. Such initial applicable Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in

which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price with respect to any series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of any such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price with respect to any series of Preferred Stock shall be made for

any declared but unpaid dividends on any such series of Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Original Issue Date**" shall mean the date on which the first share of Series Seed-5 Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or

arrangement approved by the Board of Directors of the Corporation (including the approval of at least one of the Preferred Directors);

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued upon the conversion or exchange of Preferred Stock;

(vi) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation (including the approval of at least one of the Preferred Directors);

(vii) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation (including the approval of at least one of the Preferred Directors);

(viii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided* that such issuances are approved by the Board of Directors of the Corporation (including the approval of at least one of the Preferred Directors);

(ix) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation (including the approval of at least one of the Preferred Directors);

(x) shares of Common Stock, Options or Convertible Securities issued or issuable in connection with an underwritten public offering; or

(xi) shares of Common Stock, Preferred Stock, Options or Convertible Securities that are otherwise excluded by consent of the Requisite Holders.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price for a series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of

Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price applicable to such shares computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to such shares to an amount which exceeds the lower of (i) the Conversion Price applicable to such shares in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price applicable to such shares that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, the Conversion Price applicable to such shares shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent

adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price applicable to such shares that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issue, then the Conversion Price applicable to such shares shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "$\mathbf{CP_2}$" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "$\mathbf{CP_1}$" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "**A**" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "**B**" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_I (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CPI); and

(e) "**C**" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price applicable to such shares shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price for the applicable shares then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price applicable to such shares shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price applicable to such shares shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.4, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably

may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock, as applicable. For the avoidance of doubt, nothing in this Subsection 4.8 shall be construed as preventing the holders of Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the DGCL in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4.8 be deemed conclusive evidence of the fair value of the shares of Preferred Stock in any such appraisal proceeding.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock, as applicable, is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock, as applicable.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $10.37185 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation or (b) with respect to each series of Preferred Stock, the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redemption. The Preferred Stock shall not be redeemable at the option of the Corporation.

7. Waiver. Any of the rights, powers, preferences and other terms of the any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the Bylaws of the Corporation, agreement, vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators. Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"). Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 23rd day of January, 2020.

By: /s/ Jennifer Batchelor
Jennifer Batchelor, Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "KIN SOCIAL TONICS, INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF DECEMBER, A.D. 2022, AT 3:20 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6786206 8100
SR# 20224254981

Authentication: 205084247
Date: 12-13-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:20 PM 12/13/2022
FILED 03:20 PM 12/13/2022
SR 20224254981 - File Number 6786206

CERTIFICATE OF AMENDMENT OF THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF KIN SOCIAL TONICS, INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Kin Social Tonics, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"),

FIRST: That the name of this corporation is Kin Social Tonics, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 7, 2018 under the name Kin Social Tonics, Inc.

SECOND: That the Board of Directors (the "***Board***") of Kin Social Tonics, Inc. (the "***Company***"), acting in accordance with the provisions of Sections 141(f) and 242 of the General Corporation Law, adopted resolutions to amend the Company's Second Amended and Restated Certificate of Incorporation (the "***Restated Certificate***") by filing with the Secretary of State of the State of Delaware this Certificate of Amendment (the "***Certificate of Amendment***") to amend and restate Article Fourth as set forth below.

THIRD: Thereafter, pursuant to resolutions of the Company's Board, this Certificate of Amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the first sentence of Article Fourth of the Restated Certificate shall be amended and restated to read in its entirety as follows:

> "**FOURTH**: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 36,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 16,244,462 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**")."

FIFTH: That the first sentence of Part B of Article Fourth of the Restated Certificate shall be amended and restated to read in its entirety as follows:

> "The following shares of the authorized Preferred Stock of the Corporation are hereby designated as follows: 2,391,770 shares are designated as Series Seed-1 Preferred Stock (the "**Series Seed-1 Preferred Stock**"), 18,376 shares are designated as Series Seed-2 Preferred Stock (the "**Series Seed-2 Preferred Stock**"), 1,634,537 shares are designated as Series Seed-3 Preferred Stock (the "**Series Seed-3 Preferred Stock**") 2,996,651 shares are designated as Series Seed-4 Preferred Stock (the "**Series Seed-4 Preferred Stock**"), 3,133,478 shares are designated as Series Seed-5 Preferred Stock (the "**Series Seed-5 Preferred Stock**), 1,488,180 shares are designated as Series Seed-6-1 Preferred Stock (the "**Series Seed-6-1 Preferred Stock**"), 3,586,090 shares are designated as Series Seed-6-2 Preferred Stock (the "**Series Seed-6-2 Preferred Stock**"), and 995,380 shares are designated as Series Seed-6-3 Preferred Stock (the "**Series Seed-6-3 Preferred Stock,**" collectively with the Series Seed-6-1 Preferred Stock and the Series Seed-6-2 Preferred Stock, the "**Series Seed-6 Preferred Stock,**" and collectively with

the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock, the "**Series Seed Preferred Stock**")."

SIXTH: That the last sentence of Section 2.1 of Part B of Article Fourth of the Restated Certificate shall be amended and restated to read in its entirety as follows:

"The "**Original Issue Price**" shall mean (i) $1.6724 per share with respect to the Series Seed-1 Preferred Stock, (ii) $1.4215 per share with respect to the Series Seed-2 Preferred Stock, (iii) $1.0095 per share with respect to the Series Seed-3 Preferred Stock, (iv) $0.5506 per share with respect to the Series Seed-4 Preferred Stock (v) $2.07437 per share with respect to the Series Seed-5 Preferred Stock, (vi) $2.17177 per share with respect to the Series Seed-6-1 Preferred Stock, (vii) $2.17177 per share with respect to the Series Seed-6-2 Preferred Stock and (viii) $1.73742 per share with respect to the Series Seed-6-3 Preferred Stock, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Preferred Stock."

SEVENTH: That the second sentence of Section 4.1.1 of Part B of Article Fourth of the Restated Certificate shall be amended and restated to read in its entirety as follows:

"The "**Conversion Price**" shall initially be equal to $1.6724 per share with respect to each share of Series Seed-1 Preferred Stock, $1.4215 per share with respect to each share of Series Seed-2 Preferred Stock, $1.0095 per share with respect to each share of Series Seed-3 Preferred Stock, $0.5506 per share with respect to each share of Series Seed-4 Preferred Stock, $2.07437 per share with respect to each share of Series Seed-5 Preferred Stock, $2.17177 per share with respect to each share of Series Seed-6-1 Preferred Stock, $2.17177 per share with respect to each share of Series Seed-6-2 Preferred Stock and $1.73742 per share with respect to each share of Series Seed-6-3 Preferred Stock. Such initial applicable Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below."

EIGHTH: That Section 4.4.1(b) of Part B of Article Fourth of the Restated Certificate shall be amended and restated to read in its entirety as follows:

"(b) "**Original Issue Date**" shall mean the date on which the first share of Series Seed-6 Preferred Stock was issued.

All other provisions of the Restated Certificate, as currently on file with the Secretary of State of the State of Delaware, shall remain in full force and effect.

In Witness Whereof, Kin Social Tonics, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 13th day of December, 2022.

Kin Social Tonics, Inc.

By: /s/ Jennifer Batchelor
Name: Jennifer Batchelor
Title: Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "KIN SOCIAL TONICS, INC.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF SEPTEMBER, A.D. 2023, AT 3:19 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6786206 8100
SR# 20233440921

Authentication: 204115940
Date: 09-07-23

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:19 PM 09/07/2023
FILED 03:19 PM 09/07/2023
SR 20233440921 - File Number 6786206

CERTIFICATE OF AMENDMENT OF THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF KIN SOCIAL TONICS, INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Kin Social Tonics, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"),

FIRST: That the name of this corporation is Kin Social Tonics, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 7, 2018 under the name Kin Social Tonics, Inc.

SECOND: That the Board of Directors (the "***Board***") of Kin Social Tonics, Inc. (the "***Company***"), acting in accordance with the provisions of Sections 141(f) and 242 of the General Corporation Law, adopted resolutions to amend the Company's Second Amended and Restated Certificate of Incorporation (the "***Restated Certificate***") by filing with the Secretary of State of the State of Delaware this Certificate of Amendment (the "***Certificate of Amendment***") to amend and restate Article Fourth as set forth below.

THIRD: Thereafter, pursuant to resolutions of the Company's Board, this Certificate of Amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the first sentence of Article Fourth of the Restated Certificate shall be amended and restated to read in its entirety as follows:

> "**FOURTH**: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 40,458,959 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 18,452,497 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**")."

FIFTH: That the first sentence of Part B of Article Fourth of the Restated Certificate shall be amended and restated to read in its entirety as follows:

> "The following shares of the authorized Preferred Stock of the Corporation are hereby designated as follows: 2,391,770 shares are designated as Series Seed-1 Preferred Stock (the "**Series Seed-1 Preferred Stock**"), 18,376 shares are designated as Series Seed-2 Preferred Stock (the "**Series Seed-2 Preferred Stock**"), 1,634,537 shares are designated as Series Seed-3 Preferred Stock (the "**Series Seed-3 Preferred Stock**") 2,996,651 shares are designated as Series Seed-4 Preferred Stock (the "**Series Seed-4 Preferred Stock**"), 3,133,478 shares are designated as Series Seed-5 Preferred Stock (the "**Series Seed-5 Preferred Stock**), 735,797 shares are designated as Series Seed-6-1 Preferred Stock (the "**Series Seed-6-1 Preferred Stock**"), 3,586,090 shares are designated as Series Seed-6-2 Preferred Stock (the "**Series Seed-6-2 Preferred Stock**"), and 995,380 shares are designated as Series Seed-6-3 Preferred Stock (the "**Series Seed-6-3 Preferred Stock,**" collectively with the Series Seed-6-1 Preferred Stock and the Series Seed-6-2 Preferred Stock, the "**Series Seed-6 Preferred Stock,**") 2,960,418 shares are

designated as Series Seed-7 Preferred Stock (the "**Series Seed-7 Preferred Stock**" and collectively with the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock, the Series Seed-5 Preferred Stock, and the Series Seed-6 Preferred Stock, the "**Series Seed Preferred Stock**")."

SIXTH: That the last sentence of Section 2.1 of Part B of Article Fourth of the Restated Certificate shall be amended and restated to read in its entirety as follows:

"The "**Original Issue Price**" shall mean (i) $1.6724 per share with respect to the Series Seed-1 Preferred Stock, (ii) $1.4215 per share with respect to the Series Seed-2 Preferred Stock, (iii) $1.0095 per share with respect to the Series Seed-3 Preferred Stock, (iv) $0.5506 per share with respect to the Series Seed-4 Preferred Stock (v) $2.07437 per share with respect to the Series Seed-5 Preferred Stock, (vi) $2.17177 per share with respect to the Series Seed-6-1 Preferred Stock, (vii) $2.17177 per share with respect to the Series Seed-6-2 Preferred Stock (viii) $1.73742 per share with respect to the Series Seed-6-3 Preferred Stock, and (ix) 1.013370 per share with respect to the Series Seed-7 Preferred Stock in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Preferred Stock."

SEVENTH: That the second sentence of Section 4.1.1 of Part B of Article Fourth of the Restated Certificate shall be amended and restated to read in its entirety as follows:

"The "**Conversion Price**" shall initially be equal to $1.6724 per share with respect to each share of Series Seed-1 Preferred Stock, $1.4215 per share with respect to each share of Series Seed-2 Preferred Stock, $1.0095 per share with respect to each share of Series Seed-3 Preferred Stock, $0.5506 per share with respect to each share of Series Seed-4 Preferred Stock, $2.07437 per share with respect to each share of Series Seed-5 Preferred Stock, $2.17177 per share with respect to each share of Series Seed-6-1 Preferred Stock, $2.17177 per share with respect to each share of Series Seed-6-2 Preferred Stock, $1.73742 per share with respect to each share of Series Seed-6-3 Preferred Stock and $1.013370 per share with respect to each share of Series Seed-7 Preferred Stock. Such initial applicable Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below."

EIGHTH: That Section 4.4.1(b) of Part B of Article Fourth of the Restated Certificate shall be amended and restated to read in its entirety as follows:

"(b) "**Original Issue Date**" shall mean the date on which the first share of Series Seed-7 Preferred Stock was issued.

All other provisions of the Restated Certificate, as currently on file with the Secretary of State of the State of Delaware, shall remain in full force and effect.

IN WITNESS WHEREOF, Kin Social Tonics, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 7th day of September, 20223.

KIN SOCIAL TONICS, INC.

By: /s/Jennifer Batchelor
Name: Jennifer Batchelor
Title: Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "KIN SOCIAL TONICS, INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF OCTOBER, A.D. 2024, AT 11:10 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

6786206 8100
SR# 20243830784

Authentication: 204528055
Date: 10-01-24

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:10 AM 10/01/2024
FILED 11:10 AM 10/01/2024
SR 20243830784 - File Number 6786206

CERTIFICATE OF AMENDMENT OF THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF KIN SOCIAL TONICS, INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Kin Social Tonics, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"),

FIRST: That the name of this corporation is Kin Social Tonics, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 7, 2018 under the name Kin Social Tonics, Inc.

SECOND: That the Board of Directors (the "***Board***") of Kin Social Tonics, Inc. (the "***Company***"), acting in accordance with the provisions of Sections 141(f) and 242 of the General Corporation Law, adopted resolutions to amend the Company's Second Amended and Restated Certificate of Incorporation (the "***Restated Certificate***") by filing with the Secretary of State of the State of Delaware this Certificate of Amendment (the "***Certificate of Amendment***") to amend and restate Article Fourth as set forth below.

THIRD: Thereafter, pursuant to resolutions of the Company's Board, this Certificate of Amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the first sentence of Article Fourth of the Restated Certificate shall be amended and restated to read in its entirety as follows:

> "**FOURTH**: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 41,688,783 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 19,662,321 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**")."

FIFTH: That the first sentence of Part B of Article Fourth of the Restated Certificate shall be amended and restated to read in its entirety as follows:

> "The following shares of the authorized Preferred Stock of the Corporation are hereby designated as follows: 2,391,770 shares are designated as Series Seed-1 Preferred Stock (the "**Series Seed-1 Preferred Stock**"), 18,376 shares are designated as Series Seed-2 Preferred Stock (the "**Series Seed-2 Preferred Stock**"), 1,634,537 shares are designated as Series Seed-3 Preferred Stock (the "**Series Seed-3 Preferred Stock**") 2,996,651 shares are designated as Series Seed-4 Preferred Stock (the "**Series Seed-4 Preferred Stock**"), 3,133,478 shares are designated as Series Seed-5 Preferred Stock (the "**Series Seed-5 Preferred Stock**), 735,797 shares are designated as Series Seed-6-1 Preferred Stock (the "**Series Seed-6-1 Preferred Stock**"), 3,586,090 shares are designated as Series Seed-6-2 Preferred Stock (the "**Series Seed-6-2 Preferred Stock**"), and 995,380 shares are designated as Series Seed-6-3 Preferred Stock (the "**Series Seed-6-3 Preferred Stock,**" collectively with the Series Seed-6-1 Preferred Stock and the Series Seed-6-2 Preferred Stock, the "**Series Seed-6 Preferred Stock,**") 4,170,242 shares are

designated as Series Seed-7 Preferred Stock (the "**Series Seed-7 Preferred Stock**" and collectively with the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock, the Series Seed-5 Preferred Stock, and the Series Seed-6 Preferred Stock, the "**Series Seed Preferred Stock**")."

All other provisions of the Restated Certificate, as currently on file with the Secretary of State of the State of Delaware, shall remain in full force and effect.

IN WITNESS WHEREOF, Kin Social Tonics, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 1st day of October , 2024.

KIN SOCIAL TONICS, INC.

By: /s/ Jennifer Batchelor
Name: Jennifer Batchelor
Title: Chief Executive Officer

EXHIBIT F
Amended and Restated By-Laws
(Attached)

AMENDED AND RESTATED BYLAWS

OF

KIN SOCIAL TONICS, INC.

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Delaware is 1209 Orange Street – Corporation Trust Center, City of Wilmington, County of New Castle, 19801 or in such other location as the Board of Directors of the corporation (the "***Board of Directors***") may from time to time determine or the business of the corporation may require.

Section 2. Other Offices. The corporation will also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting will not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (the "***DGCL***").

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, will be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section.

(b) At an annual meeting of the stockholders, only such business will be conducted as has been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this Section, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL and applicable law, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this paragraph), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to

holders of at least the percentage of the corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section. To be timely, a stockholder's notice will be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; *provided, however*, that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event will the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice will set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "***1934 Act***"), and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (ii) the class and number of shares of the corporation that are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "***Solicitation Notice***").

(c) Notwithstanding anything in the second sentence of paragraph (b) of this Section to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

(d) Only such persons who are nominated in accordance with the procedures set forth in this Section (or elected or appointed pursuant to Article IV of these Amended and Restated Bylaws (these "***Bylaws***")) will be eligible to serve as directors and only such business will be conducted at a meeting of stockholders as has been brought before the meeting in accordance with the procedures set

forth in this Section. Except as otherwise provided by law, the Chairman of the meeting will have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination will not be presented for stockholder action at the meeting and will be disregarded.

(e) Notwithstanding the foregoing provisions of this Section, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws is deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f) For purposes of this Section, "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the "***SEC***") pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by directors representing a quorum of the directors then serving on the Board of Directors or (iv) by the holders of shares entitled to cast not less than 20% of the votes at the meeting, and will be held at such place, on such date, and at such time as the Board of Directors will fix.

(b) If a special meeting is properly called by any person or persons other than the Board of Directors, the request will be in writing, specifying the general nature of the business proposed to be transacted, and will be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors will determine the time and place of such special meeting, which will be held not less than 35 nor more than 120 days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request will cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) is to be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders will be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if

applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting will be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote will constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business will be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter will be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors will be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, will constitute a quorum entitled to take action with respect to that vote on that matter. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting will be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting pursuant to the Certificate of Incorporation, these Bylaws or applicable law. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, will be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents will have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy will be voted after three years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship where it is so provided, their acts with respect to voting (including giving consent pursuant to Section 13) will have the following effect: (a) if only one votes, his or her act binds all; (b) if more than one votes and the vote is not evenly split, the act of the majority so voting binds all; (c) if more than one votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) will be a majority or even-split in interest.

Section 12. List of Stockholders. The Secretary will prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list will be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list will be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, will be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Every written consent or electronic transmission will bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission will be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to the corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office will be by hand or by certified or registered mail, return receipt requested.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent will be given to those stockholders who have not consented in writing or by electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228(c) of the DGCL. If the action to which the stockholders consented is such as would have required the

filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section must state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

(d) An electronic mail, facsimile or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, will be deemed to be written, signed and dated for the purposes of this Section, provided that any such electronic mail, facsimile or other electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the electronic mail, facsimile or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such electronic mail, facsimile or electronic transmission. The date on which such electronic mail, facsimile or electronic transmission is transmitted will be deemed to be the date on which such consent was signed. No consent given by electronic mail, facsimile or other electronic transmission will be deemed to have been delivered until such consent is reproduced in paper form and until such paper form is delivered to the corporation by delivery to its registered office in the state of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office will be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by electronic mail, facsimile or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction is a complete reproduction of the entire original writing.

Section 14. Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, will act as chairman. The Secretary, or, in his or her absence, an Assistant Secretary directed to do so by the Chief Executive Officer, will act as secretary of the meeting.

(b) The Board of Directors is entitled to make such rules or regulations for the conduct of meetings of stockholders as it deems necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting has the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman permits, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters that are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting will be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders will not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors of the corporation will be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors have not been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 16. Powers. The business and affairs of the corporation will be managed by or under the direction of the Board of Directors, except as otherwise provided by statute or by the Certificate of Incorporation.

Section 17. Term of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors will be elected at each annual meeting of stockholders to serve until the next annual meeting of stockholders and his or her successor is duly elected and qualified or until his or her death, resignation or removal. No decrease in the number of directors constituting the Board of Directors will shorten the term of any incumbent director.

Section 18. Vacancies. Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors will, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships will be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director; *provided, however*, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series will, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships will be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor has been elected and qualified. A vacancy in the Board of Directors will be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it will be deemed effective at the pleasure of the Board of Directors. When one or more directors resigns from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, will have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations become effective, and each director so chosen will hold office for the unexpired portion of the term of the director whose place is vacated and until his or her successor has been duly elected and qualified.

Section 20. Removal. Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors or (ii) without cause by the affirmative

vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation, entitled to elect such director.

Section 21. Meetings

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware that has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, or by electronic mail or other electronic means. No further notice will be required for a regular meeting of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board of Directors, the Chief Executive Officer (if a director), the President (if a director) or any director.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means constitutes presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors will be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by US mail, it will be sent by first class mail, postage prepaid at least three days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, will be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice signs a written waiver of notice or waives notice by electronic transmission. All such waivers will be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors will consist of a majority of the total number of directors then serving; *provided, however*, that such number will never be less than 1/3 of the total number of directors authorized except that when one director is authorized, then one director will constitute a quorum. At any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting. If the Certificate of Incorporation provides that one or more directors will

have more or less than one vote per director on any matter, every reference in this Section to a majority or other proportion of the directors will refer to a majority or other proportion of the votes of the directors.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business will be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing will be in paper form if the minutes are maintained in paper form and will be in electronic form if the minutes are maintained in electronic form.

Section 24. Fees and Compensation. Directors will be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained is to be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors, will have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee will have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors will consist of one or more members of the Board of Directors and will have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event will any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of paragraphs (a) or (b) of this Section may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member will terminate on the date of his or her death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a

quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section will be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place that has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee will constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present will be the act of such committee.

Section 26. Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, will preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. If there is no Chief Executive Officer and no President, then the Chairman of the Board of Directors will also serve as the Chief Executive Officer of the corporation and will have the powers and duties prescribed in Section 29(b).

Section 27. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer (if a director), or if the Chief Executive Officer is not a director or is absent, the President (if a director), or if the President is not a director or is absent, the most senior Vice President (if a director) or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, will preside over the meeting. The Secretary, or in his or her absence, any Assistant Secretary directed to do so by the Chief Executive Officer or President, will act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 28. Officers Designated. The officers of the corporation will include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller, all of whom will be elected or appointed from time to time by the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it deems necessary. The Board of Directors may assign such additional titles to one or more of the officers as it deems appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation will be fixed by or in the manner designated by the Board of Directors.

Section 29. Tenure and Duties of Officers.

(a) General. All officers will hold office at the pleasure of the Board of Directors and until their successors have been duly elected or appointed and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors, or by the Chief Executive Officer or other officer if so authorized by the Board of Directors.

(b) Duties of Chief Executive Officer. The Chief Executive Officer will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. The Chief Executive Officer will be the chief executive officer of the corporation and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The Chief Executive Officer will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

(c) Duties of President. In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. If the office of Chief Executive Officer is vacant, the President will be the chief executive officer of the corporation (including for purposes of any reference to Chief Executive Officer in these Bylaws) and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

(d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents will perform other duties commonly incident to their office and will also perform such other duties and have such other powers as the Board of Directors or the President designates from time to time.

(e) Duties of Secretary. The Secretary will attend all meetings of the stockholders and of the Board of Directors and will record all acts and proceedings thereof in the minute book of the corporation. The Secretary will give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary will perform all other duties provided for in these Bylaws and other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors will designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer will keep or cause to be kept the books of account of the corporation in a thorough and proper manner and will render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, will have the custody of all funds and securities of the corporation. The Chief Financial Officer will perform other duties commonly incident to his or her office and will also perform such other

duties and have such other powers as the Board of Directors or the Chief Executive Officer designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

Section 30. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 31. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the Chief Executive Officer or to the President or to the Secretary. Any such resignation will be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation will become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation will not be necessary to make it effective. Any resignation will be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 32. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written or electronic consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 33. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name, or to enter into contracts on behalf of the corporation, except as otherwise provided by law or these Bylaws, and such execution or signature will be binding upon the corporation. All checks and drafts drawn on banks or other depositaries of funds to the credit of the corporation or on special accounts of the corporation will be signed by such person or persons as the Board of Directors authorizes so to do. Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee will have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 34. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, will be voted, and all proxies with respect thereto will be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 35. Form and Execution of Certificates. The shares of the corporation will be represented by certificates, or will be uncertificated. Certificates for the shares of stock, if any, of the corporation will be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of shares of stock in the corporation represented by certificate will be entitled to have a certificate signed by or in the name of the corporation by any two authorized officers of the corporation, including but not limited to the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him or her in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

Section 36. Lost Certificates. A new certificate or certificates will be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the corporation in such manner as it requires or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 37. Restrictions on Transfer.

(a) No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "***Transfer***") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors. Examples of the basis for the corporation to withhold its consent include, without limitation, (i) if such Transfer to individuals, companies or any other form of entity identified by the corporation as a potential competitor or considered by the corporation to be unfriendly; or (ii) if such Transfer increases the risk of the corporation having a class of security held of record by 2,000 or more persons, or 500 or more persons who are not accredited investors (as such term is defined by the SEC), as described in Section 12(g) of the 1934 Act and any related regulations, or otherwise requiring the corporation to register any class of securities under the 1934 Act; or (iii) if such Transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (iv) if such Transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; or (v) if such Transfer is to be effected in a brokered transaction; or (vi) if such Transfer represents a Transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee.

(b) If a stockholder desires to Transfer any shares, then the stockholder will first give written notice to the corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any shares proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in Section 38 of these Bylaws.

(c) At the option of the corporation, the stockholder will be obligated to pay to the corporation a reasonable transfer fee related to the costs and time of the corporation and its legal and other advisors related to any proposed Transfer.

(d) Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section will be null and void, will not be recorded on the books of the corporation and will not be recognized by the corporation. Transfers of record of shares of stock of the corporation will be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(e) The restriction on Transfer set forth in Section 37(a) will not apply to the Transfer of shares of Preferred Stock or to the Transfer of any shares of Common Stock issued upon the conversion of any shares of Preferred Stock.

(f) The restriction on Transfer set forth in Section 37(a) will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "***1933 Act***").

(g) The certificates representing shares of Common Stock of the corporation will bear on their face the following legend so long as the foregoing Transfer restrictions are in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

Section 38. Right of First Refusal. No stockholder will Transfer any of the shares of stock of the corporation, except by a Transfer that meets the requirements set forth in this Section 38, in addition to any other restrictions or requirements set forth under applicable law or these Bylaws:

(a) If the stockholder desires to Transfer any of his or her shares of stock, then the stockholder must first give written notice thereof to the corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For 30 days following receipt of such notice, the corporation has the option to purchase up to all the shares specified in the notice at the price and upon the terms set forth in such notice; *provided, however,* that, with the consent of the stockholder, the corporation has the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price will be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it will give written notice to the transferring stockholder of its election and settlement for said shares will be made as provided below in paragraph (d) of this Section.

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary

of the corporation will so notify the transferring stockholder and settlement thereof will be made in cash within 30 days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) will pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the corporation's approval and all other restrictions on Transfer located in Section 37 of these Bylaws, within the 60-day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice that were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder will continue to be subject to the provisions of this Bylaw in the same manner as before said Transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions are exempt from the right of first refusal in paragraph (a) of this Section:

(1) A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership or limited liability company of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership or the controlling member(s) of such limited liability company. "Immediate family" as used herein means spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(2) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution will be conducted in the manner set forth in this Bylaw;

(3) A stockholder's Transfer of any or all of such stockholder's shares to the corporation or to any other stockholder of the corporation;

(4) A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the corporation;

(5) A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(6) A stockholder's Transfer of shares of Preferred Stock of the corporation (or any shares of Common Stock issued upon conversion thereof);

(7) A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders; or

(8) A Transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient will receive and hold such stock subject to the provisions of this Section and any other restrictions set forth in these Bylaws, and there will be no further Transfer of such stock except in accord with this Section and the other provisions of these Bylaws.

(g) The provisions of this Bylaw may be waived with respect to any Transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Bylaw may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(h) Any Transfer, or purported Transfer, of securities of the corporation will be null and void unless the terms, conditions, and provisions of this Bylaw are strictly observed and followed.

(i) The foregoing right of first refusal will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

(j) The certificates representing shares of Common Stock of the corporation that are subject to the right of first refusal in paragraph (a) of this Section will bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(k) To the extent this Section conflicts with any written agreements between the corporation and the stockholder attempting to Transfer shares, such agreement will control.

Section 39. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date will, subject to applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day immediately preceding the day on which notice is given, or if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders will apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date will not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent will, by written notice to the

Secretary, request the Board of Directors to fix a record date. The Board of Directors will promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, will be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office will be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting will be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted, and which record date will be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose will be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 40. Registered Stockholders. The corporation is entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and is not bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it has express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 41. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 35 of these Bylaws), may be signed by the Chairman of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; *provided, however,* that where any such bond, debenture or other corporate security is authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security is issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, will be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who has signed or attested any bond, debenture or other corporate security, or whose facsimile signature appears thereon or on any such interest coupon, has ceased to be such officer before the bond, debenture or other corporate security so signed or attested has been delivered, such bond, debenture or other corporate

security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature has been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 42. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 43. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors thinks conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 44. Fiscal Year. The fiscal year of the corporation will be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 45. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors and Executive Officers. The corporation will indemnify its directors and executive officers (for the purposes of this Article, "executive officers" has the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the DGCL or any other applicable law; *provided, however,* that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, *provided, further,* that the corporation will not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under paragraph (d) of this Section.

(b) Other Officers, Employees and Other Agents. The corporation will have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors will have the power to delegate the determination of whether

indemnification will be given to any such person except executive officers to such officers or other persons as the Board of Directors determines.

(c) Expenses. The corporation will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, *provided, however*, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) will be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it is ultimately determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section, no advance will be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation, in which event this paragraph will not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Section will be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Section to a director or executive officer will be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor. The claimant in such enforcement action, if successful in whole or in part, will be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation will be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation will be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his or her conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its

Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, will be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Section are not exclusive of any other right that such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Section will continue as to a person who has ceased to be a director or executive officer and will inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the DGCL, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section.

(h) Amendments. Any repeal or modification of this Section is only prospective and does not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) Saving Clause. If this Section or any portion hereof is invalidated on any ground by any court of competent jurisdiction, then the corporation will nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that has not been invalidated, or by any other applicable law. If this Section is invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation will indemnify each director and executive officer to the full extent under applicable law.

(j) Certain Definitions. For the purposes of this Section, the following definitions apply:

(1) The term "proceeding" is to be broadly construed and includes, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term "expenses" is to be broadly construed and includes, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, stands in the same position under the provisions of this Section with

respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(4) References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5) References to "other enterprises" include employee benefit plans; references to "fines" include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" include any service as a director, officer, employee or agent of the corporation that imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan is deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section.

ARTICLE XII

NOTICES

Section 46. Notices.

(a) Notice to Stockholders. Written notice to stockholders of stockholder meetings will be given as provided in Section 7 of these Bylaws. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in paragraph (a) of this Section, or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it will be sent to such address as such director has filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, will in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It is not necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such

person is not required and there is no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that is taken or held without notice to any such person with whom communication is unlawful has the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate will state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws will be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent is deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent is revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 47. Amendments. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders also have power to adopt, amend or repeal the Bylaws of the corporation; *provided, however*, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders requires the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

LOANS TO OFFICERS

Section 48. Loans to Officers. Except as otherwise prohibited under applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors approves, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws is deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE XV

MISCELLANEOUS

Section 49. Forum. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders; (iii) any action asserting a claim against the corporation or

any director or officer or other employee of the corporation arising pursuant to any provision of the DGCL, the certificate of incorporation or the Bylaws of the corporation; or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine.

EXHIBIT G
Voting Agreement
(Attached)

Execution Version

AMENDED AND RESTATED VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT (this "**Agreement**"), is made and entered into as of this 23rd day of January, 2020, by and among Kin Social Tonics, Inc., a Delaware corporation (the "**Company**"), each holder of (i) Series Seed-1 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-1 Preferred Stock**"), (ii) Series Seed-2 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-2 Preferred Stock**"), (iii) Series Seed-3 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-3 Preferred Stock**"); (iv) Series Seed-4 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-4 Preferred Stock**") and (v) Series Seed-5 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-5 Preferred Stock**," and together with the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock and Series Seed-4 Preferred Stock, collectively the "**Preferred Stock**"), listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "**Investors**" pursuant to Subsections 7.1(a) or 7.2 below, the "**Investors**"), and those certain stockholders of the Company listed on Schedule B (together with any subsequent stockholders, or any transferees, who become parties hereto as "Key Holders" pursuant to Subsections 7.1(b) or 7.2 below, the "**Key Holders,**" and together collectively with the Investors, the "**Stockholders**").

RECITALS

A. Concurrently with the execution of this Agreement, the Company and the Investors are entering into a Series Seed-1-A Preferred Stock Purchase Agreement (the "**Purchase Agreement**") providing for the sale of shares of the Series Seed-5 Preferred Stock.

B. Certain of the Investors (the "**Existing Investors**") and the Key Holders are parties to that certain Voting Agreement dated as of May 2, 2019, by and among the Company and the parties thereto (the "**Prior Agreement**").

C. The parties to the Prior Agreement desire to amend and restate that agreement to provide those Investors purchasing shares of Series Seed-5 Preferred Stock pursuant to the Purchase Agreement with the right, among other rights, to designate the election of certain members of the board of directors of the Company (the "**Board**") in accordance with the terms of this Agreement.

D. The Second Amended and Restated Certificate of the Company (the "**Restated Certificate**") provides that (i) the holders of record of the shares of the Preferred Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Company; (ii) the holders of record of the shares of common stock, $0.0001 par value per share, of the Company ("**Common Stock**") , exclusively and as a separate class (excluding shares of Common Stock issuable upon conversion of Preferred Stock), shall be entitled to elect two directors of the Company; and (iii) the holders of record of the shares of Common Stock and the Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect the balance of the total number of directors of the Company.

E. The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the capital stock of the Company held by them

will be voted on, or tendered in connection with, an acquisition of the Company and any increase in the number of shares of Common Stock required to provide for the conversion of the Preferred Stock.

NOW, THEREFORE, the parties agree as follows:

1. Voting Provisions Regarding the Board.

1.1 Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at five (5) directors. For purposes of this Agreement, the term "**Shares**" shall mean and include any securities of the Company that the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2 Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 5, the following persons shall be elected to the Board:

(a) One person designated from time to time by Nebari Ventures Fund, LP ("**Nebari**"), for so long as such Stockholder and its Affiliates (as defined below) continue to own beneficially at least 117,253 shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock), which number is subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), which individual shall initially be Alex Malamatinas (the "**Nebari Director**"); provided that in the event neither Alex Malamatinas nor Dennis Malamatinas is serving as the Nebari Director, then the replacement Nebari Director must be an individual reasonably acceptable to the Chief Executive Officer of the Company;

(b) One person designated from time to time by Canaan XI, L.P. ("**Canaan**"), for so long as such Stockholder and its Affiliates (as defined below) continue to own beneficially at least 832,257 shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock), which number is subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), which individual shall initially be Byron Ling (the "**Canaan Director**" and, together with the Nebari Director, collectively, the "**Preferred Directors**"); provided that if Byron Ling is not serving as the Canaan Director, then the replacement Canaan Director must be an individual reasonably acceptable to the Chief Executive Officer of the Company;

(c) Two individuals designated from time to time by the holders of a majority of the shares of Common Stock then outstanding (excluding for these purposes shares of

Common Stock issuable upon conversion of the Preferred Stock) (the "**Common Directors**"), which shall include the then-current Chief Executive Officer of the Company and shall initially be Jennifer Batchelor and Matthew Cauble; and

(d) One individual not otherwise an Affiliate of the Company or of any Investor who is mutually acceptable to the other members of the Board, which seat shall initially be vacant.

To the extent that any of clauses (a) through (d) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "**Affiliate**" of another Person who or which, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by or under common control with one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.3 Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible and willing to serve as provided herein and otherwise, such Board seat shall remain vacant.

1.4 Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Subsections 1.2 or 1.3 of this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person(s), or of the holders of at least a majority of the shares of stock, entitled under Subsection 1.2 to designate that director; or (ii) the Person(s) originally entitled to designate or approve such director pursuant to Subsection 1.2 of this Agreement is no longer so entitled to designate or approve such director;

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Subsections 1.2 or 1.3 shall be filled pursuant to the provisions of this Section 1; and

(c) upon the request of any party entitled to designate a director as provided in Subsection 1.2(a), Subsection 1.2(b), or Subsection 1.2(c), to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Section 1, and the Company agrees at the request of any Person or group entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5 No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

1.6 No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) under the Securities Act of 1933, as amended (the "**Securities Act**") (each, a "**Disqualification Event**"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

2. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3. Drag-Along Right.

3.1 Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as defined in the Restated Certificate.

3.2 Actions to be Taken. In the event that (i) the Key Holders holding a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) held by all Key Holders who are then providing services to the Company as officers, employees or consultants and (ii) the Requisite Holders (as defined below) (the "**Selling Investors**") ((i)-(ii) together, the "**Electing Holders**") approve a Sale

of the Company in writing, specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Subsection 3.3 below, each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Electing Holders to the Person to whom the Electing Holders propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Electing Holders in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Electing Holders or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the

Securities Act of 1933, as amended (the "**Securities Act**"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

3.3 Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Subsection 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) such Stockholder is not required to agree (unless such Stockholder is a Company officer or employee) to any restrictive covenant in connection with the Proposed Sale (including without limitation any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale);

(c) such Stockholder and its affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective affiliates, except that the Stockholder may be required to agree to terminate the

investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d) the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(e) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder; and

(f) upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Certificate and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Certificate of Incorporation in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Subsection 3.3(f), if the consideration to be paid in exchange for the Key Holder Shares or Investor Shares, as applicable, pursuant to this Subsection 3.3(f) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the Key Holder Shares or Investor Shares, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Key Holder Shares or Investor Shares, as applicable.

3.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Certificate of Incorporation in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the Requisite Holders waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Restated Certificate by written notice given to the Company at least 30 days prior to the effective date of any such transaction or series of related transactions.

4. Remedies.

4.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President and/or Chief Executive Officer of the Company, and a designee of the Electing Holders, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of Sections 2 and 3 of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 2 and 3, respectively, of this Agreement or to take any action reasonably necessary to effect Sections 2 and 3, respectively, of this Agreement. The power of attorney granted hereunder shall authorize the President of the Company to execute and deliver the documentation referred to in Section 3.2(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not

performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. "Bad Actor" Matters.

5.1 Definitions. For purposes of this Agreement:

(a) "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b) "**Disqualified Designee**" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c) "**Disqualification Event**" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

(d) "**Requisite Holders**" shall have the meaning set forth in the Restated Certificate.

(e) "**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

5.2 Representations.

(a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to

direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b) The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.

5.3 Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 1, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; (c) termination of this Agreement in accordance with Subsection 7.8 below.

7. Miscellaneous.

7.1 Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Subsection 7.1(a) above), following which such Person shall hold Shares constituting one percent (1%) or more of the then outstanding capital stock of the Company (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

7.2 Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall (i) agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A and (ii) if such transferee or assignee is a natural person and a resident of a state with a community or marital property system, cause his or her spouse to execute a spousal waiver in the form of Exhibit B. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Subsection 7.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Subsection 7.12.

7.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection 7.7. If notice is given to the Company, a copy shall also be sent to Cooley LLP, 500 Boylston Street, Boston, MA 02116-3736, Attn: Giselle Rivers, Email: grivers@cooley.com.

(b) Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8 Consent Required to Amend, Modify, Terminate or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders holding a majority of the Common Stock held by all Key Holders who are then providing services to the Company as officers, employees or consultants and (c) the Requisite Holders. Notwithstanding the foregoing:

(a) this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(c) Schedule A hereto may be amended by the Company from time to time in accordance with Subsection 1.2(b) of the Purchase Agreement to add information regarding additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto;

(d) Schedule B hereto may be amended by the Company from time to time to add information regarding additional Key Holders without the consent of the other parties hereto;

(e) (i) Subsection 1.2(a) and this Subsection 7.8(e)(i) of this Agreement shall not be amended or waived without the written consent of Nebari; (ii) Subsection 1.2(b) and this Subsection 7.8(e)(ii) of this Agreement shall not be amended or waived without the written consent of Canaan; and (iii) Subsection 1.2(c) and this Subsection 7.8(e)(iii) of this Agreement shall not be amended or waived without the written consent of the holders of a majority of Common Stock (excluding shares of Common Stock issuable upon conversion of the Preferred Stock); and

(f) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Subsection 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Subsection 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11 Entire Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated to read in its entirety as set forth in this

Agreement. This Agreement (including the Exhibits hereto), and the Restated Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

7.12 Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

> "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Subsection 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Subsection 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13 Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares or the voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Subsection 7.12.

7.14 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

7.16 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the federal courts

in the state of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the federal courts in the state of Delaware and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

7.17 WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Each party will bear its own costs in respect of any disputes arising under this Agreement.

7.18 Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates and/or its Investor Beneficial Owners shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate. For purposes of this Agreement, an "**Investor Beneficial Owner**" shall mean beneficial interest holders of a Person, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (as amended), of such Person.

7.19 Spousal Consent. If any individual Stockholder is married on the date of this Agreement and a natural person and a resident of a state with a community or marital property system, such Stockholder's spouse shall execute and deliver to the Company a consent of spouse in the form of Exhibit B hereto ("**Consent of Spouse**"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Stockholder's Shares that do not otherwise exist by operation of law or the agreement of the parties. If any individual Stockholder should marry or remarry subsequent to the date of this Agreement, such Stockholder shall within thirty (30) days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute

and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

COMPANY:

KIN SOCIAL TONICS, INC.

By: Jennifer Batchelor
Name: Jennifer Batchelor
Title: Chief Executive Officer

EXHIBIT H
Investor Rights Agreement
(Attached)

Execution Version

AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT (this "**Agreement**"), is made as of the 23rd day of January, 2020 (the "**Effective Date**"), by and among Kin Social Tonics, Inc., a Delaware corporation (the "**Company**"), each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "**Investor**", and any Additional Investor (as defined in the Purchase Agreement) that becomes a party to this Agreement in accordance with Section 6.9 hereof.

RECITALS

WHEREAS, certain of the Investors (the "**Existing Investors**") hold shares of the Company's Series Seed Preferred Stock and/or shares of Common Stock issued upon conversion thereof and possess registration rights, information rights, rights of first offer, and other rights pursuant to that certain Investors' Rights Agreement dated as of May 2, 2019, by and among the Company and such Existing Investors (the "**Prior Agreement**"); and

WHEREAS, the Existing Investors are holders of at least sixty-seven percent (67%) of the Registrable Securities of the Company (as defined in the Prior Agreement), and desire to amend and restate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement; and

WHEREAS, certain of the Investors are parties to that certain Series Seed-5 Preferred Stock Purchase Agreement of even date herewith by and among the Company and such Investors (the "**Purchase Agreement**"), under which certain of the Company's and such Investors' obligations are conditioned upon the execution and delivery of this Agreement by such Investors, Existing Investors holding at least sixty-seven percent (67%) of the Registrable Securities, and the Company;

NOW, THEREFORE, the parties hereby agree as follows:

1. Definitions. For purposes of this Agreement:

1.1 "**Affiliate**" means, with respect to any specified Person, any other Person who or which, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner (or a member thereof), managing member (or a member thereof), officer, manager, or director of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or is under common control with or more general partners, managing members or investment adviser of, or shares the same management company (or a member thereof) or investment adviser with, such Person.

1.2 "**Board**" means the Board of Directors of the Company.

1.3 "**Certificate of Incorporation**" means the Company's Second Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.4 "**Common Stock**" means shares of the Company's common stock, par value $0.0001 per share.

1.5 "**Competitor**" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter), in the manufacture, development, marketing or sale of non-alcoholic beverage products containing the following ingredients: nootropics, adaptogens, and botanics, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than ten percent (10%) of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor; provided that, for the avoidance of doubt, Canaan XI, L.P. and any of its Affiliates (collectively, "**Canaan**") and Nebari Ventures Fund, LP and any of its Affiliates (collectively, "**Nebari**") will not be deemed a Competitor.

1.6 "**Damages**" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.7 "**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.8 "**Equity Securities**" means, as to any Person, (i) shares of Common Stock or Preferred Stock in the Company, and (ii) options, warrants, stock appreciation rights, phantom stock, performance-based rights, rights that are linked in any way to the price of any class of capital stock in the Company or the value of such Person or any of its Subsidiaries or any part thereof or other rights convertible into, or exercisable or exchangeable for, directly or indirectly, or otherwise entitling any Person to acquire, directly or indirectly, shares of common or preferred stock in the Company of such Person.

1.9 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.10 "**Excluded Registration**" means (i) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities;

or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.11 "**FOIA Party**" means a Person that, in the determination of the Board, may be subject to, and thereby required to disclose non-public information furnished by or relating to the Company under, the Freedom of Information Act, 5 U.S.C. 552 ("**FOIA**"), any state public records access law, any state or other jurisdiction's laws similar in intent or effect to FOIA, or any other similar statutory or regulatory requirement.

1.12 "**Form S-1**" means such form under the Securities Act as in effect on the Effective Date or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.13 "**Form S-3**" means such form under the Securities Act as in effect on the Effective Date or any registration form under the Securities Act subsequently adopted by the SEC that permits forward incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.14 "**GAAP**" means generally accepted accounting principles in the United States as in effect from time to time.

1.15 "**Holder**" means any holder of Registrable Securities who is a party to this Agreement.

1.16 "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

1.17 "**Initiating Holders**" means, collectively, Holders who properly initiate a registration request under this Agreement.

1.18 "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.1 "**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates and Investor Beneficial Owners, (i) holds at least 482,074 shares of Series Seed-5 Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the Effective Date), or (ii) holds at least 1,300,000 shares of Series Seed Preferred Stock (excluding shares of Series Seed-5 Preferred Stock) (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the Effective Date).

1.19 "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.20 "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.21 "**Preferred Director**" means any director of the Company that the holders of record of the Series Seed Preferred Stock are entitled to elect, exclusively and as a separate class, pursuant to the Certificate of Incorporation.

1.22 "**Preferred Stock**" means shares of the Company's Series Seed Preferred Stock.

1.23 "**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Investors after the Effective Date; and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Subsection 6.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Subsection 2.13 of this Agreement.

1.24 "**Registrable Securities then outstanding**" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.25 "**Restricted Securities**" means the securities of the Company required to be notated with the legend set forth in Subsection 2.12(b) hereof.

1.26 "**SEC**" means the Securities and Exchange Commission.

1.27 "**SEC Rule 144**" means Rule 144 promulgated by the SEC under the Securities Act.

1.28 "**SEC Rule 145**" means Rule 145 promulgated by the SEC under the Securities Act.

1.29 "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.30 "**Selling Expenses**" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Subsection 2.6.

1.31 "**Series Seed Preferred Stock**" means, collectively, shares of the Company's Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock,

Series Seed-4 Preferred Stock and Series Seed-5 Preferred Stock, in each case, par value $0.0001 per share.

1.32 "**Voting Agreement**" means that certain Amended and Restated Voting Agreement of the Company, dated as of the date hereof, by and among the Company and the parties named therein, in each case, as the same may be hereafter amended and/or restated from time to time.

2. Registration Rights. The Company covenants and agrees as follows:

2.1 Demand Registration.

(a) Form S-1 Demand. If at any time one hundred eighty (180) days after the effective date of the registration statement for the IPO, the Company receives a written request from Holders of a majority of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement with respect to at least forty percent (40%) of the Registrable Securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of Selling Expenses, would exceed $10,000,000) then the Company shall (x) within ten (10) days after the date such request is given, give notice thereof (the "**Demand Notice**") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsections 2.1(c) and 2.3.

(b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least ten percent (10%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $5,000,000, then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsections 2.1(c) and 2.3.

(c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Subsection 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the

Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing for a period of not more than ninety (90) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such ninety (90) day period other than an Excluded Registration.

(d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(a) (i) during the period that is sixty (60) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two (2) registrations pursuant to Subsection 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Subsection 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(b) (i) during the period that is thirty (30) days before the Company's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two (2) registrations pursuant to Subsection 2.1(b) within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Subsection 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Subsection 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Subsection 2.1(d).

2.2 Company Registration. If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Subsection 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Subsection 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Subsection 2.6.

2.3 Underwriting Requirements.

(a) If, pursuant to Subsection 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Subsection 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by Initiating Holders, subject only to the reasonable approval of the Company. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Subsection 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Subsection 2.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

(b) In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Subsection 2.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their reasonable discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their reasonable discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below twenty percent (20%) of the total number of securities included in such offering, unless such offering is the IPO, in which

case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the provision in this Subsection 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

(c) For purposes of Subsection 2.1, a registration shall not be counted as effected if, as a result of an exercise of the underwriter's cutback provisions in Subsection 2.3(a), fewer than fifty percent (50%) of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4 Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such one hundred twenty (120) day period shall be extended to that number of days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the

Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6 Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $50,000 of one counsel for the selling Holders ("**Selling Holder Counsel**"), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Subsection 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Subsections 2.1(a) or 2.1(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Subsections 2.1(a) or 2.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8 Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company

within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Subsections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Subsection 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Subsection 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Subsection 2.8, to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Subsection 2.8.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Subsection 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Subsection 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Subsection 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is

appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Subsection 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Subsection 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Subsection 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement.

2.9 Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the

Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Requisite Holders (as defined in the Certificate of Incorporation), enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder to include such securities in any registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the number of the Registrable Securities of the Holders that are included; provided that this limitation shall not apply to any additional Investor who becomes a party to this Agreement in accordance with Subsection 6.9.

2.11 "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Subsection 2.11 shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the Immediate Family Member of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers and directors are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than one percent (1%) of the Company's outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Preferred Stock. The underwriters in connection with such registration are intended

third-party beneficiaries of this Subsection 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Subsection 2.11 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Company stockholders that are subject to such agreements, based on the number of shares subject to such agreements.

2.12 Restrictions on Transfer.

(a) The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b) Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Subsection 2.12(c)) be notated with a legend substantially in the following form:

> THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.
>
> THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Subsection 2.12.

(c) The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale,

pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Subsection 2.12. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Subsection 2.12(b), except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.13 Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Subsections 2.1 or 2.2 shall terminate upon the earliest to occur of:

(a) the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation;

(b) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation during a three-month period without registration; and

(c) the fifth (5th) anniversary of the IPO.

3. Information and Observer Rights.

3.1 Delivery of Financial Statements. The Company shall deliver to each Major Investor, provided that the Board has not reasonably determined that such Major Investor is a Competitor of the Company:

(a) as soon as practicable, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Company (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and a comparison between (x) the actual amounts as of and for such fiscal year and (y) the comparable amounts for the prior year and as included in the Budget (as defined below) for such year, with an explanation of any material differences between such amounts, and (iii) a statement of stockholders' equity as of the

end of such year, all such financial statements audited and certified by independent public accountants of regionally recognized standing selected by the Company; provided, however, the financial statements need not be audited for the fiscal year ended December 31, 2020 or thereafter, if such requirement is waived by the Requisite Holders;

(b) as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, an unaudited balance sheet and a statement of stockholders' equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c) in connection with each delivery of annual financial statements under clause (a) above, and at any other time upon the request of a Major Investor, a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the Major Investors to calculate their respective percentage equity ownership in the Company;

(d) as soon as practicable, but in any event within thirty (30) days of the end of each month, upon request (beginning with the first month to end after the Effective Date), unaudited consolidated financial statements of the Company as of the end of each such period, including a balance sheet and a statement of income of the Company for such period, and capitalization information, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(e) as soon as practicable, but in any event at least thirty days before the end of each fiscal year, budget, projections and business plans for the next fiscal year, approved by the Board (including the approval of at least one of the Preferred Directors) (collectively, the "**Budget**"), and thirty days after the end of the Company's second and fourth quarters of each fiscal year (beginning with the first such quarter to end after the Effective Date), an updated Budget, and, in each case, prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company; and

(f) such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Subsection 3.1 to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Subsection 3.1 to the contrary, the Company may cease providing the information set forth in this Subsection 3.1 during the earlier of (i) the period starting with the date thirty (30) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering or (ii) a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation; provided that the Company's covenants under Subsection 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2 Inspection. The Company shall permit each Major Investor (provided that the Board has not reasonably determined that such Major Investor is a Competitor of the Company), at such Major Investor's expense for a purpose reasonably related to such Investor's interest as a shareholder of the Company as reasonably determined by the Board, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor; provided, however, that the Company shall not be obligated pursuant to this Subsection 3.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.3 Observer Rights. If Canaan shall no longer have a right to designate a member of the Board pursuant to the Voting Agreement, then as long as Canaan owns not less than ten percent (10%) of the shares of the Series Seed Preferred Stock it is purchasing under the Purchase Agreement (or an equivalent amount of Common Stock issued upon conversion thereof), the Company shall invite a representative designated by Canaan to attend all meetings of the Board in a nonvoting observer capacity. If Nebari shall no longer have a right to designate a member of the Board pursuant to the Voting Agreement, then as long as Nebari owns not less than ten percent (10%) of the shares of the Series Seed Preferred Stock it is purchasing under the Purchase Agreement (or an equivalent amount of Common Stock issued upon conversion thereof), the Company shall invite a representative designated by Nebari to attend all meetings of the Board in a nonvoting observer capacity. The Company shall give such representatives copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest, or if such Investor or its representative is a Competitor of the Company.

3.4 Termination of Information and Observer Rights. The covenants set forth in Subsection 3.1, Subsection 3.2, and Subsection 3.3 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

3.5 Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Subsection 3.5 by such Investor), (b) is or has been independently developed or conceived by such Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to such Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Subsection 3.5; (iii) to any existing or prospective Affiliate, partner, member, stockholder, financing source, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that: (x) such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information and (y) such Person agrees to be bound by the terms and conditions of this Section 3.5; or (iv) as may otherwise be required by law, regulation, rule, court order or subpoena, provided that such Investor promptly notifies the Company of such disclosure (to the extent permitted by law) and takes reasonable steps to minimize the extent of any such required disclosure.

4. Rights to Future Stock Issuances.

4.1 Right of First Offer. Subject to the terms and conditions of this Subsection 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Investor, who shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of any such Investor ("**Beneficial Owners**"); provided that each such Affiliate or Beneficial Owner (x) is not a Competitor or FOIA Party, unless such party's purchase of New Securities is otherwise consented to by the Board, (y) agrees to enter into this Agreement and each of the Voting Agreement and Amended and Restated Right of First Refusal and Co-Sale Agreement of even date herewith among the Company and the parties named therein, in each case, as the same may be hereafter amended and/or restated from time to time, as an "***Investor***" under each such agreement (provided that any Competitor or FOIA Party shall not be entitled to any rights as an Investor under Subsections 3.1, 3.2 and 4.1 hereof), and (z) agrees to purchase at least such number of New Securities as are allocable hereunder to the holder of

Common Stock or Preferred Stock holding the fewest number of shares of Preferred Stock and any other Derivative Securities.

(a) The Company shall give notice (the "**Offer Notice**") to each such Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the number of shares of Common Stock then held by such holder (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by such Investor bears to the total number of shares of Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and any other Derivative Securities then outstanding). At the expiration of such twenty (20) day period, the Company shall promptly notify each Investor that elects to purchase or acquire all the shares available to it (each, a "**Fully Exercising Investor**") of any other Investor's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which the Investors were entitled to subscribe but that were not subscribed for by such Investors which is equal to the proportion that the number of shares of Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Subsection 4.1(b) shall occur within the later of one hundred and twenty (120) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Subsection 4.1(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Subsection 4.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Subsection 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Investors in accordance with this Subsection 4.1.

(d) The right of first offer in this Subsection 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Certificate of Incorporation), (ii) shares of Common Stock issued in the IPO; and (iii) the issuance of shares of Preferred Stock to Additional Purchasers pursuant to Subsection 1.2(b) of the Purchase Agreement. In addition to the foregoing, the right

of first offer in this Section 4.1 shall not be applicable with respect to any holder of Common Stock or Preferred Stock in any subsequent offering of New Securities if (x) at the time of such offering, the holder of Common Stock or Preferred Stock is not an "accredited investor," as that term is then defined in Rule 501(a) of the Act and (y) such offering of New Securities is otherwise being offered only to accredited investors.

4.2 Termination. The covenants set forth in Subsection 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act , or (iii) upon the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

5. Additional Covenants.

5.1 Insurance. The Company shall use its commercially reasonable efforts to obtain, within sixty (60) days of the Effective Date, from financially sound and reputable insurers Directors and Officers liability, each in an amount and on terms and conditions satisfactory to the Board (including the Preferred Directors), and will use commercially reasonable efforts to cause such insurance policies to be maintained until such time as the Board (including the Preferred Directors) determine that such insurance should be discontinued. Notwithstanding any other provision of this Section 5.1 to the contrary, for so long as a Preferred Director is serving on the Board, the Company shall not cease to maintain a Directors and Officers liability insurance policy in an amount of at least $2,000,000 unless approved by such Preferred Director, and the Company shall annually, within one hundred twenty (120) days after the end of each fiscal year of the Company, deliver to the Investors a certification that such a Directors and Officers liability insurance policy remains in effect.

5.2 Employee Agreements. The Company will cause each Person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure and proprietary rights assignment agreement in the form approved by the Board (including at least one of the Preferred Directors).

5.3 Stock Option Plan. The Company has adopted and implemented a standard stock option plan and forms of option agreements incorporating appropriate terms (the "**Option Plan**"). Unless approved by the Board (including the approval of at least one of the Preferred Directors), all grants of stock options made after the date of this Agreement shall be made under, and pursuant to the terms and conditions of, the Option Plan.

5.4 Employee Stock. Unless otherwise approved by the Board (including the approval of at least one of the Preferred Directors) all future employees and consultants of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the Effective Date shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four (4) year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months, and (ii) a market stand-off provision substantially similar

to that in Subsection 2.11. Without the prior approval of the Board (which must include the approval of at least one of the Preferred Directors), the Company shall not modify, terminate, waive or otherwise alter, in whole or in part, any stock purchase, stock restriction or option agreement with any existing employee or service provider if such amendment would cause it to be inconsistent with this Subsection 5.4. In addition, unless otherwise approved by the Board, the Company shall retain (and not waive) a "right of first refusal" on employee transfers until the Company's IPO and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.

5.5 Regulatory Matters. The Company shall obtain, within forty-five (45) days of the Effective Date, from regulatory legal counsel chosen by the Company, a legal opinion with respect to the classification of the Company's products as dietary supplements (rather than conventional beverages) under the Federal Food, Drug and Cosmetic Act and the regulations thereunder ("**FDA Regulations**"), in a form reasonably acceptable to Canaan and Nebari (the "**Regulatory Legal Opinion**"). Following receipt of the Regulatory Legal Opinion, Canaan and/or Nebari may request that legal counsel to the Company advise the Board on further actions that may be required regarding the classification of the Company's products as dietary supplements under the FDA Regulations. In connection with each new product launch after the Effective Date, the Board shall evaluate in good faith the Company's need for further regulatory review and additional reports.

5.6 Settlement. The Company shall provide the Board with copies of any material litigation filings or material written correspondence relating to settlement terms between the parties in connection with the ongoing *Bernard Lax v. Kin Social Tonics, Inc.* matter (the "**Matter**"). Any final settlement or compromise offer of the Matter will be presented to the Board for approval (which must include the approval of at least one of the Preferred Directors) before signing. The Board shall review and respond to any proposed final settlement or compromise offer of the Matter within three (3) business days following receipt of such proposal, and the Board's approval of such settlement terms (which must include the approval of at least one of the Preferred Directors) shall not be unreasonably withheld.

5.7 Board Matters. Unless otherwise determined by the vote of a majority of the directors then in office (including at least one of the Preferred Directors), the Board shall meet at least quarterly, either telephonically or in person, in accordance with an agreed-upon schedule. The Company shall reimburse the directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board. The Company shall not, without the unanimous consent of all directors of the Board create any committee or delegate any of its duties to any committee and each Preferred Director shall be entitled to sit on any committee that may be established by the Board.

5.8 Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, Certificate of Incorporation, or elsewhere, as the case may be.

5.9 Right to Conduct Activities. The Company hereby agrees and acknowledges that each of Canaan (together with its Affiliates) and Nebari (together with its Affiliates) are professional investment funds, and as such invest in numerous portfolio companies, some of which may be deemed competitive with the Company's business (as currently conducted or as currently propose to be conducted). The Company hereby agrees that, to the extent permitted under applicable law, neither Canaan nor Nebari shall be liable to the Company for any claim arising out of, or based upon, (i) the investment by such Investor in any entity competitive with the Company and (ii) actions taken by any partner, officer or other representative of either such Investor to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; provided, however, that the foregoing shall not relieve (x) any of the Investors from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to this Agreement, or (y) any director or officer of the Company from any liability associated with his or her fiduciary duties to the Company.

5.10 FCPA. The Company represents that it shall not (and shall not permit any of its subsidiaries or affiliates or any of its or their respective directors, officers, managers, employees, independent contractors, representatives or agents to) promise, authorize or make any payment to, or otherwise contribute any item of value to, directly or indirectly, to any third party, including any Non-U.S. Official (as (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "**FCPA**")), in each case, in violation of the FCPA, the U.K. Bribery Act, or any other applicable anti-bribery or anti-corruption law. The Company further represents that it shall (and shall cause each of its subsidiaries and affiliates to) cease all of its or their respective activities, as well as remediate any actions taken by the Company, its subsidiaries or affiliates, or any of their respective directors, officers, managers, employees, independent contractors, representatives or agents in violation of the FCPA, the U.K. Bribery Act, or any other applicable anti-bribery or anti-corruption law. The Company further represents that it shall (and shall cause each of its subsidiaries and affiliates to) maintain systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) to ensure compliance with the FCPA, the U.K. Bribery Act, or any other applicable anti-bribery or anti-corruption law. Upon request, the Company agrees to provide responsive information and/or certifications concerning its compliance with applicable anti-corruption laws. The Company shall promptly notify each Investor if the Company becomes aware of any Enforcement Action (as defined in the Purchase Agreement). The Company shall, and shall cause any direct or indirect subsidiary or entity controlled by it, whether now in existence or formed in the future, to comply with the FCPA. The Company shall use its best efforts to cause any direct or indirect subsidiary, whether now in existence or formed in the future, to comply in all material respects with all applicable laws.

5.11 Qualified Small Business Stock. The Company shall use commercially reasonable efforts to cause the shares of Preferred Stock issued pursuant to the Purchase Agreement, as well as any shares into which such shares are converted, within the meaning of Section 1202(f) of the Internal Revenue Code (the "**Code**"), to constitute "qualified small business stock" as defined in Section 1202(c) of the Code; provided, however, that such requirement shall not be applicable if the Board determines, in its good-faith business judgment, that such qualification is inconsistent with the best interests of the Company. The Company shall submit to

its stockholders (including the Investors) and to the Internal Revenue Service any reports that may be required under Section 1202(d)(1)(C) of the Code and the regulations promulgated thereunder. In addition, within twenty (20) business days after any Investor's written request therefor, the Company shall, at its option, either (i) deliver to such Investor a written statement indicating whether (and what portion of) such Investor's interest in the Company constitutes "qualified small business stock" as defined in Section 1202(c) of the Code or (ii) deliver to such Investor such factual information in the Company's possession as is reasonably necessary to enable such Investor to determine whether (and what portion of) such Investor's interest in the Company constitutes "qualified small business stock" as defined in Section 1202(c) of the Code.

5.12 Termination of Covenants. The covenants set forth in this Section 5, except for Subsection 5.8, shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO or (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon the consummation of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

5.13 Prohibited Transfer. Each Investor covenants and agrees it will not transfer, sell, assign, option, pledge, or hypothecate, directly or indirectly, by operation of law or otherwise, any Equity Securities to any Competitor without the prior approval of the Board (including at least one of the Preferred Directors), such approval not to be unreasonably withheld. Notwithstanding the foregoing, the Investors shall be permitted to dispose of or transfer their Equity Securities in connection with any reorganization, recapitalization, reclassification, consolidation or wind down of such Investor by way of sale, merger, liquidating distribution, or otherwise, to any Affiliate of such Investor or any of their respective partners (general or limited), principals, retired partners, members, retired members or shareholder of or their respective Affiliates, the estate of any such partner, principal, retired partner, member, retired member or shareholder, or the spouse or lineal descendants of such partner, principal, retired partner, member, retired member or shareholder, provided that the transferring party provides the Company written notice no less than 30 days prior to the date of such disposition or transfer setting forth (i) the name of the transferee(s) and (ii) the date of such proposed disposition or transfer; provided, that this Section 5.13 shall not apply to any transaction that would otherwise qualify as a Deemed Liquidation Event, as such term is defined in the Company's Certificate of Incorporation.

6. Miscellaneous.

6.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate or, with respect to a Major Investor, a Beneficial Owner of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; or (iii) after such transfer, holds at least 500,000 Registrable Securities then outstanding (subject to appropriate adjustment for stock splits, stock dividends, combinations, and other recapitalizations); provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of

Subsection 2.11. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or, with respect to a Major Investor, a Beneficial Owner of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of laws thereof.

6.3 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A or Schedule B (as applicable) hereto, or to the principal office of the Company at:

Kin Social Tonics, Inc.
614 Lorimer Street Suite 2
Brooklyn, NY 11211
Attn: Matthew Cauble
Email: matthew@kineuphorics.com

If notice is given to the Company, a copy shall also be sent to:

Cooley LLP
500 Boylston Street
Boston, MA 02116-3736
Attn: Giselle Rivers
Email: grivers@cooley.com

(a) Consent to Electronic Notice. Each Investor consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number set forth below such Investor's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each Investor agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

6.6 Amendments and Waivers. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the Requisite Holders; provided that the Company may in its sole discretion waive compliance with Subsection 2.12(c) (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Subsection 2.12(c) shall be deemed to be a waiver); and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, (a) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction) and (b) Subsections 3.1 and 3.2, Section 4 and any other section of this Agreement applicable to the Major Investors (including this clause (b) of this Subsection 6.6) may not be amended, modified, terminated or waived without the written consent of the Major Investors holding at least sixty percent (60%) of the Registrable Securities then outstanding and held by the Major Investors, (c) Subsections 3.3 and any other section of this Agreement applicable to Canaan (including this clause (c) of this Subsection 6.6) may not be amended, modified, terminated or waived without the written consent of Canaan, and (d) Subsections 3.3 and any other section of this Agreement applicable to Nebari (including this clause (d) of this Subsection 6.6) may not be amended, modified, terminated or waived without the written consent of Nebari. Notwithstanding the foregoing, Schedule A hereto may be amended by the Company from time to time to add transferees of any Registrable Securities in compliance with the terms of this Agreement without the consent of the other parties; and Schedule A hereto may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any additional Investor who becomes a party to this Agreement in accordance with Subsection 6.9. The Company shall give prompt notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination, or waiver. Any amendment, modification, termination, or

waiver effected in accordance with this Subsection 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7 Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8 Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates and Beneficial Owners shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliate and Beneficial Owners may apportion such rights as among themselves in any manner they deem appropriate.

6.9 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Preferred Stock after the Effective Date, any Investor of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "**Investor**" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "**Investor**" hereunder.

6.10 Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

6.11 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the federal courts in the state of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the federal courts in the state of Delaware and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED

TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Each party will bear its own costs in respect of any disputes arising under this Agreement.

6.12 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Investors' Rights Agreement as of the date first written above.

COMPANY:

KIN SOCIAL TONICS, INC.

By: Jennifer Batchelor
Name: Jennifer Batchelor
Title: Chief Executive Officer

EXHIBIT I
Right of First Refusal and Co-Sale Agreement
(Attached)

AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

THIS AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "**Agreement**"), is made as of the 23rd day of January, 2020 (the "**Effective Date**") by and among Kin Social Tonics, Inc., a Delaware corporation (the "**Company**"), the Investors (as defined below) listed on Schedule A and the Key Holders (as defined below) listed on Schedule B.

RECITALS

WHEREAS, the Company, the Key Holders and certain of the Investors (the "**Existing Investors**") previously entered into a Right of First Refusal and Co-Sale Agreement, dated as of May 2, 2019 (the "**Prior Agreement**"), in connection with the purchase of shares of (i) Series Seed-1 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-1 Preferred Stock**"), (ii) Series Seed-2 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-2 Preferred Stock**"), (iii) Series Seed-3 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-3 Preferred Stock**"), and (iii) Series Seed-4 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-4 Preferred Stock**" and together with the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock and Series Seed-3 Preferred Stock, collectively the "**Existing Preferred Stock**");

WHEREAS, the Key Holders, the Existing Investors and the Company desire to induce certain of the Investors to purchase shares of Series Seed-5 Preferred Stock of the Company, par value $0.0001 per share ("**Series Seed-5 Preferred Stock**" and together with the Existing Preferred Stock, collectively, the "**Series Seed Preferred Stock**"), pursuant to that certain Series Seed-5 Preferred Stock Purchase Agreement dated as of the date hereof by and among the Company and such Investors (the "**Purchase Agreement**") by amending and restating the Prior Agreement to provide the Investors with the rights and privileges as set forth herein.

NOW, THEREFORE, the Company, the Key Holders and the Investors (including the Existing Investors) each hereby agree to amend and restate the Prior Agreement in its entirety as set forth herein, and the parties hereto further agree as follows:

1. Definitions.

1.1 "**Affiliate**" means, with respect to any specified Investor, any other Investor who or which, directly or indirectly, controls, is controlled by or is under common control with such Investor, including, without limitation, any general partner, managing member (or a member thereof), officer, manager, director or trustee of such Investor, or any venture capital fund now or registered investment company or hereafter existing which is controlled by, or under common control with, one or more general partners, managing members or investment advisers of, or shares the same management company (or a member thereof) or investment adviser with, such Investor.

1.2 "**Board of Directors**" means the Board of Directors of the Company.

1.3 "**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an

Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.4 "**Certificate**" means the Company's Second Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.5 "**Change of Control**" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

1.6 "**Common Stock**" means shares of common stock of the Company, $0.0001 par value per share.

1.7 "**Company Notice**" means written notice from the Company notifying the selling Key Holders that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.8 "**Investor Beneficial Owners**" means beneficial interest holders of an Investor, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (as amended), of such Investor.

1.9 "**Investor Notice**" means written notice from any Investor notifying the Company and the selling Key Holder(s) that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.10 "**Investors**" means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Subsection 6.9, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.11 and any one of them, as the context may require.

1.11 "**Key Holders**" means the persons named on Schedule B hereto, each person to whom the rights of a Key Holder are assigned pursuant to Subsection 3.1, and each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.9 or 6.16.

1.12 "**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates and Investor Beneficial Owners, (i) holds at least 482,074 shares of Series Seed-5 Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the Effective Date), or (ii) holds at least 1,300,000 shares of the Existing Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the Effective Date).

1.13 "**Preferred Stock**" means Series Seed Preferred Stock.

1.14 "**Proposed Key Holder Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.15 "**Proposed Transfer Notice**" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.16 "**Prospective Transferee**" means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.17 "**Right of Co-Sale**" means the right, but not an obligation, of a Major Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.18 "**Right of First Refusal**" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.19 "**Secondary Notice**" means written notice from the Company notifying the Major Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Key Holder Transfer.

1.20 "**Secondary Refusal Right**" means the right, but not an obligation, of each Major Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice

1.21 "**Transfer Stock**" means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or of Common Stock that are issued or issuable upon conversion of Preferred Stock.

1.22 "**Undersubscription Notice**" means written notice from a Major Investor notifying the Company and the selling Key Holder that such Major Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

1.23 "**Voting Agreement**" means that certain Amended and Restated Voting Agreement of the Company, dated as of the date hereof, by and among the Company and the parties named therein, in each case, as the same may be hereafter amended and/or restated from time to time.

2. Agreement Among the Company, the Investors and the Key Holders.

2.1 Right of First Refusal.

(a) Grant. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Major Investor not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder within fifteen (15) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement and any other agreement that

may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Subsection 2.1(a) and this Subsection 2.1(b). In the event of a conflict between this Agreement and the Company's bylaws containing a preexisting right of first refusal, the terms of this Agreement will control.

(c) Grant of Secondary Refusal Right to Major Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Major Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Major Investor to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, a Major Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence. Each Major Investor shall be entitled to apportion such right in such proportions as it deems appropriate among, (i) itself, (ii) its Affiliates, and (iii) its Investor Beneficial Owners.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Major Investors pursuant to Subsections 2.1(b) and (c) with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Subsection 2.1(c) (the "**Investor Notice Period**"), then the Company shall, within five (5) days after the expiration of the Investor Notice Period, send written notice (the "**Company Undersubscription Notice**") to those Major Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "**Exercising Investors**"). Each Exercising Investor shall, subject to the provisions of this Subsection 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Major Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Major Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Major Investors shall take place, and all payments from the Company and the Major Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

2.2 Right of Co-Sale.

(a) Exercise of Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Subsection 2.1 above and thereafter is to be sold to a Prospective Transferee in a single transaction or series of transactions, each respective Major Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Subsection 2.2(b) below and, subject to Subsection 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Major Investor who desires to exercise its Right of Co-Sale (each, a "**Participating Investor**") must give the selling Key Holder written notice to that effect within fifteen (15) days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale. Each Major Investor shall be entitled to apportion such right in such proportions as it deems appropriate among, (i) itself, (ii) its Affiliates, and (iii) its Investor Beneficial Owners.

(b) Shares Includable. Each Participating Investor may include in the Proposed Key Holder Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Key Holder Transfer (including any shares that such Participating Investor has agreed to purchase pursuant to the Secondary Refusal Right) and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Key Holder Transfer (including any shares that all Participating Investors have collectively agreed to purchase pursuant to the Secondary Refusal Right), plus the number of shares of Transfer Stock held by the selling Key Holder. To the extent one (1) or more of the Participating Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Key Holder may sell in the Proposed Key Holder Transfer shall be correspondingly reduced.

(c) Purchase and Sale Agreement. The Participating Investors and the selling Key Holder agree that the terms and conditions of any Proposed Key Holder Transfer in accordance with Subsection 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction (including, without limitation, a covenant by the Prospective Transferee that such Prospective Transferee agrees to be bound by the terms of the Company's then-current Certificate, Bylaws and other governing documents), and the Participating Investors and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Subsection 2.2.

(d) Allocation of Consideration.

(i) Subject to Subsection 2.2(d)(ii), the aggregate consideration payable to the Participating Investors and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor and the selling Key Holder as provided in Subsection 2.2(b), provided that if a Participating Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii) In the event that the Proposed Key Holder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Key Holder in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Certificate as if (A) such transfer were a Deemed

Liquidation Event (as defined in the Certificate), and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding. In the event that a portion of the aggregate consideration payable to the Participating Investor(s) and selling Key Holder is placed into escrow and/or is payable only upon satisfaction of contingencies, the Purchase and Sale Agreement shall provide that (x) the portion of such consideration that is not placed in escrow and is not subject to contingencies (the "**Initial Consideration**") shall be allocated in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Certificate as if the Initial Consideration were the only consideration payable in connection with such transfer, and (y) any additional consideration which becomes payable to the Participating Investor(s) and selling Key Holder upon release from escrow or satisfaction of such contingencies shall be allocated in accordance with Sections 2.1 and 2.2 of Article IV(B) of the Certificate after taking into account the previous payment of the Initial Consideration as part of the same transfer.

(e) Purchase by Selling Key Holder; Deliveries. Notwithstanding Subsection 2.2(c) above, if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or Major Investors or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Investors, no Key Holder may sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor or Major Investors on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Subsection 2.2(d)(i); provided, however, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Key Holder to such Participating Investor or Major Investors shall be made in accordance with the first sentence of Subsection 2.2(d)(ii). In connection with such purchase by the selling Key Holder, such Participating Investor or Major Investors shall deliver to the selling Key Holder any stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Key Holder (or request that the Company effect such transfer in the name of the selling Key Holder). Any such shares transferred to the selling Key Holder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Subsection 2.2(e).

(f) Additional Compliance. If any Proposed Key Holder Transfer is not consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Major Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Subsection 2.2.

2.3 Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) Violation of First Refusal Right. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Major Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Major Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Major Investor (or request that the Company effect such transfer in the name of a Major Investor) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

(c) Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Major Investor who desires to exercise its Right of Co-Sale under Subsection 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Major Investor the type and number of shares of Capital Stock that such Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Subsection 2.2. The sale will be made on the same terms, including, without limitation, as provided in Subsection 2.2(d)(i) and the first sentence of Subsection 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Major Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Subsection 2.2. Such Key Holder shall also reimburse each Major Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Major Investor's rights under Subsection 2.2.

3. Exempt Transfers.

3.1 Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Subsections 2.1 and 2.2 shall not apply to: (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders, (b) a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors (including the approval of at least one of the Preferred Directors (as defined in the Voting Agreement)), (c) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide tax planning or estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse) (all of the foregoing collectively referred to as "**family members**"), or any other relative approved by the Board of Directors (including the approval of at least one of the Preferred Directors), or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Key Holder or any such family members, or (d) any transfer by operation of law; provided that in the case of clause(s) (a), (c) or (d), the Key Holder shall deliver prior written notice to the Investors of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2; and provided further in the case of any transfer pursuant to clauses (a) and (d) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

3.2 Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "**Public Offering**"); or (b) pursuant to a Deemed Liquidation Event (as defined in the Certificate).

3.3 Prohibited Transferees. Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock to (a) any entity which, in the reasonable determination of the Board of Directors, directly or indirectly competes with the Company; (b) any wholesale customer, distributor or supplier of the Company, if the Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier; or (c) any entity or person in a transfer (i) that would violate any provision of this Agreement, (ii) which may not be effected without registering the Common Stock involved under the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder which shall be in effect at the time (iii) that would result in the assets of the Company constituting "plan assets" as such term is defined in the Department of Labor regulations promulgated under the Employer Retirement Income Security Act of 1974, as amended, (iv) that would cause the Company to be controlled by or under common control with an "investment company" for purposes of the Investment Company Act of 1940, as amended, (v) that would require any Common Stock of the Company to be registered under the Exchange Act or would cause the Company to be subject to Section 11(g) or 15(d) of the Exchange Act or (vi) that the Board of Directors determines in good faith would result in a change of control under an indenture or credit agreement to which the Company is a party.

4. Legend. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Subsection 3.1 hereof shall be notated with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 4 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. Lock-Up.

5.1 Agreement to Lock-Up. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering (the "**IPO**") and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any

shares of Capital Stock held immediately prior to the effectiveness of the registration statement for the IPO; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Key Holders if all officers, directors and holders of more than one percent (1%) of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock) enter into similar agreements. The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 5 or that are necessary to give further effect thereto.

5.2 Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

6. Miscellaneous.

6.1 Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company's IPO; and (b) the consummation of a Deemed Liquidation Event (as defined in the Certificate).

6.2 Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3 Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the federal courts in Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the federal courts in Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF

DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Each party will bear its own costs in respect of any disputes arising under this Agreement.

6.5 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereof, as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, it shall be sent to:

Kin Social Tonics, Inc.
614 Lorimer Street, Suite 2
Brooklyn, NY 11211
Attn: Matthew Cauble
Email: matthew@kineuphorics.com

and a copy (which shall not constitute notice) shall also be sent to

Cooley LLP
500 Boylston Street
Boston, MA 02116-3736
Attn: Giselle Rivers
Email: grivers@cooley.com

(b) Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

6.6 Entire Agreement. This Agreement (including, the Exhibits and Schedules hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.7 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.8 Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Key Holders holding a majority of the shares of Transfer Stock then held by all of the Key Holders who are then providing services to the Company as officers, employees or consultants, and (c) Requisite Holders (as defined in the Certificate). Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Key Holder without the prior written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors and Key Holders, respectively, in the same fashion, and (ii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Key Holders, and (iii) Schedule A hereto may be amended by the Company from time to time in accordance with the Purchase Agreement to add information regarding Additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.9 Assignment of Rights.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c) The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except by an Investor to any Affiliate or any of its Investor Beneficial Owners, it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d) Except in connection with an assignment by the Company by operation of law to the acquirer of the Company (by merger, sale of substantially all of the assets of the Company or other comparable transactions), the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Preferred Stock after the date hereof to an Additional Purchaser (as defined in the Purchase Agreement), any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" for all purposes hereunder.

6.12 Governing Law. This Agreement and any claim or controversy hereunder shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to the principles of conflict of laws thereof.

6.13 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.14 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.15 Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliated entities or persons or Investor Beneficial Owners shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons and Investor Beneficial Owners may apportion such rights as among themselves in any manner they deem appropriate.

6.16 Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

6.17 Additional Key Holders. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any employee or consultant, which shares or options would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such

employee or consultant) one percent (1%) or more of the Company's then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto as a Key Holder, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Key Holder.

6.18 Consent of Spouse. If any Key Holder is married on the date of this Agreement, such Key Holder's spouse shall execute and deliver to the Company a Consent of Spouse in the form of Exhibit A hereto ("**Consent of Spouse**"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Key Holder's shares of Transfer Stock that do not otherwise exist by operation of law or the agreement of the parties. If any Key Holder should marry or remarry subsequent to the date of this Agreement, such Key Holder shall within thirty (30) days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

6.19 Effect on Prior Agreement. Upon the execution and delivery of this Agreement by the (a) Company, (b) the Key Holders (as defined in the Prior Agreement) holding a majority of the shares of Transfer Stock (as defined in the Prior Agreement) then held by all of the Key Holders who are then providing services to the Company as officers, employees or consultants, and (c) the Investors (as defined in the Prior Agreement) holding more than 67% of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Preferred Stock held by all Investors (measured before giving effect to any purchase of shares of Series Seed-5 Preferred Stock by such Investors), the Prior Agreement automatically shall terminate and be of no further force and effect and shall be amended and restated in its entirety as set forth in this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

COMPANY:

KIN SOCIAL TONICS, INC.

By: Jennifer Batchelor
Name: Jennifer Batchelor
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

KEY HOLDERS:

[signature]
Matthew Cauble

Jennifer Batchelor
Jennifer Batchelor

EXHIBIT J
Form of Subscription Agreement between Co-Issuer and Issuer
(Attached)

COMMON STOCK PURCHASE AGREEMENT

This Common Stock Purchase Agreement (this "***Agreement***") is made as of this _______ day of __________, 2025 by and among Kin Social Tonics, Inc., a Delaware corporation (the "***Company***"), and Kin Social Tonics CF Investors SPV, LLC, a Delaware limited liability company (the "***SPV***" or "***Purchaser***," and together with the Company, the "***Parties***"). The Parties hereby agree as follows:

1. **Purchase and Sale of Common Stock**.

1.1 Sale and Issuance of Common Stock. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to the Purchaser at the Closing up to ________ shares of Common Stock (the "***Shares***") at a purchase price of $1.63 per Share (the "***Price***").

1.2 Closing. The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "***Closing***"). The Company and the Purchaser will execute counterpart signature pages to this Agreement and any other documents required by the Company (the "***Transaction Documents***").

2. **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the date of the Closing, except as otherwise indicated:

2.1 Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

2.2 Valid Issuance of the Shares. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws, and liens or encumbrances by or imposed by the Purchaser.

2.3 Compliance with Other Instruments. To the Company's knowledge, the sale of the Shares will not place the Company in violation or default (a) of any provisions of the Company's Amended and Restated Certificate of Incorporation, (b) of any judgment, order, writ or decree of any court or governmental authority, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3. **Representations and Warranties of the Purchaser**. The Purchaser hereby represents and warrants to the Company as follows:

3.1 Purchase for Own Account. The Purchaser is acquiring and will hold the Shares for investment for its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "***Securities Act***").

3.2 Access to Information. The Purchaser has been furnished with, and has had access to, all information that he/she/it considers necessary or appropriate for deciding whether to invest in the Shares, including the Company's Certificate of Incorporation, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Shares.

3.3 Speculative Investment. The Purchaser is aware that his/her/its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing his/her/its financial condition, to hold the Shares for an indefinite period and to suffer a complete loss of his investment in the Shares.

3.4 Authorization. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which such Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.5 No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6 Exculpation Among Purchasers. The purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.7 Residence. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on Exhibit A; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on Exhibit A.

3.8 Bad Actor. None of the Purchaser, its principals or its affiliates (each a "***Purchaser Party***") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "Rule 506 Disqualification").

4. **General Provisions**.

4.1 Company Covenants. Within one (1) year of the date first set forth herein, the Company shall amend and modify its books and records to reflect the purchase of the Shares outlined herein.

4.2 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

4.4 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.6 Notices. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page or Exhibit A, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section.

4.7 Attorneys' Fees. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

4.8 Amendments and Waivers. Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchaser and each transferee of the Shares, and each future holder of all such securities, and the Company.

4.9 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

4.10 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party hereunder, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any party of any breach or default under this Agreement, or any waiver on the part

of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.11 Entire Agreement. This Agreement (including the Exhibits hereto), the Articles of Incorporation and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

4.12 Securities Law Restrictions. Regardless of whether the offering and sale of Shares under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Shares if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the Purchaser has executed this Agreement, effective as of the date first written above.

PURCHASER:

Kin Social Tonics CF Investors SPV, LLC, a Delaware limited liability company

By: Kin Social Tonics, Inc., a Delaware corporation
Its Manager

By: ____________________
Name: Jennifer Batchelor
Title: CEO

IN WITNESS WHEREOF, the Company has executed this Agreement, effective as of the date first written above.

COMPANY:

Kin Social Tonics, Inc., a Delaware corporation

By: ____________________
Name: Jennifer Batchelor
Title: CEO

EXHIBIT A

Purchaser Information

Purchaser	Purchaser Address	Number of Shares of Common Stock Purchased	Aggregate Purchase Price
Kin Social Tonics CF Investors SPV, LLC			

EXHIBIT K
Financial Statements
(Attached)

Kin Social Tonics, Inc.

(a Delaware Corporation)

Audited Financial Statements

As of the years ended December 31, 2024 and December 31, 2023

Audited by

Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Kin Social Tonics, Inc.

Table of Contents

Independent Auditor's Report

September 15, 2025
To the Board of Directors and Management of Kin Social Tonics, Inc.
Austin, Texas

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of Kin Social Tonics, Inc., which comprise the balance sheet as of December 31, 2024 and December 31, 2023, and the related statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kin Social Tonics, Inc. as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Kin Social Tonics, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Kin Social Tonics, Inc.'s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Kin Social Tonics, Inc.'s internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Kin Social Tonics, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

Alice.CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
September 15, 2025

KIN SOCIAL TONICS, INC.
BALANCE SHEETS
December 31, 2024 and 2023
(Audited)

ASSETS	2024	2023
Current Assets		
Cash and cash equivalents	$ 106,148	$ 208,696
Accounts receivable	661,752	833,194
Inventory	1,043,571	2,146,216
Prepaids	30,763	35,651
Due from related parties	-	4,886
Other current assets	150	-
Total Current Assets	**1,842,384**	**3,228,643**
Other Assets		
Intangibles, net	54,108	60,165
Total Other Assets	**54,108**	**60,165**
Total Assets	**$ 1,896,492**	**$ 3,288,808**

(Continued on next page)

The accompanying footnotes are an integral part of these financial statements.

KIN SOCIAL TONICS, INC.
BALANCE SHEETS
December 31, 2024 and 2023
(Audited)

LIABILITIES AND STOCKHODLERS' EQUITY	2024	2023
Current Liabilities		
Accounts payable	$ 3,017,833	$ 968,771
Credit card	87,129	32,044
Accrued expenses	172,225	131,688
Due to related parties	4,424	-
Loans payable	3,846,650	2,560,470
Other current liabilities	23,304	129,170
Total Current Liabilities	**7,151,565**	**3,822,143**
Long-Term Liabilities		
Loans payable, long-term	283,779	283,779
Total Long-Term Liabilities	**283,779**	**283,779**
Total Liabilities	**7,435,344**	**4,105,922**
Stockholders' Equity		
Common stock, $0.0001 value; 40,458,959 authorized; 8,141,669 issued and outstanding	814	810
Preferred stock, $0.0001 par value; 18,452,497 authorized; 18,244,800 issued and outstanding	1,824	1,765
Treasury stock; 1,926,508 shares at cost	(193)	(193)
Additional paid in capital	26,308,647	25,746,237
Additional paid in capital - share based compensation	249,069	219,574
Retained earnings/ (Accumulated deficit)	(32,099,013)	(26,785,307)
Total Stockholders' Equity	**(5,538,852)**	**(817,114)**
Total Liabilities and Stockholders' Equity	**$ 1,896,492**	**$ 3,288,808**

The accompanying footnotes are an integral part of these financial statements.

KIN SOCIAL TONICS, INC.
INCOME STATEMENTS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Net Revenues	$ 10,208,139	$ 7,409,211
Cost of Goods Sold	8,005,052	4,685,367
Gross profit	2,203,087	2,723,844
Operating Expenses		
Advertising and marketing	1,566,008	409,672
Logistics and fulfilment	1,625,659	1,617,223
General and administrative	543,253	560,696
Salaries and wages	1,929,941	1,863,774
Bad debt expense	142,935	283,343
Professional services	1,069,287	882,622
Rent	-	5,000
Depreciation and amortization	6,057	13,442
Total Operating Expenses	**6,883,140**	**5,635,772**
Operating Loss	**(4,680,053)**	**(2,911,928)**
Other Income (Expense)		
Other income	122,106	13,873
Interest expense	(755,759)	(394,858)
Other expense	-	-
Total Other Income (Expense)	**(633,653)**	**(380,985)**
Net Income (Loss)	**$ (5,313,706)**	**$ (3,292,913)**

The accompanying footnotes are an integral part of these financial statements.

KIN SOCIAL TONICS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023
(Audited)

	Common Stock		Preferred Stock		Treasury Stock		Additional paid in capital (APIC)	APIC - Share based compensation	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value	Shares	Value	Shares	Value				
Balance as of December 31, 2022	**8,104,742**	**$810**	**15,288,100**	**$1,529**	**1,926,508**	**$(193)**	**$23,221,095**	**$ 135,819**	**$(23,492,394)**	**$ (133,334)**
Issuance of preferred stock	-	-	2,364,608	236	-	-	2,643,763	-	-	**2,643,999**
Issuance costs	-	-	-	-	-	-	(118,621)	-	-	**(118,621)**
Share-based compensation	-	-	-	-	-	-	-	83,755	-	**83,755**
Net loss	-	-	-	-	-	-	-	-	(3,292,913)	**(3,292,913)**
Balance as of December 31, 2023	**8,104,742**	**810**	**17,652,708**	**1,765**	**1,926,508**	**(193)**	**25,746,237**	**219,574**	**(26,785,307)**	**(817,114)**
Issuance of common stock	36,927	4	-	-	-	-	12,921	-	-	**12,925**
Issuance of preferred stock	-	-	592,092	59	-	-	599,941	-	-	**600,000**
Issuance costs	-	-	-	-	-	-	(50,452)	-	-	**(50,452)**
Share-based compensation	-	-	-	-	-	-	-	29,495	-	**29,495**
Net loss	-	-	-	-	-	-	-	-	(5,313,706)	**(5,313,706)**
Balance as of December 31, 2024	**8,141,669**	**$814**	**18,244,800**	**$1,824**	**1,926,508**	**$(193)**	**$26,308,647**	**$249,069**	**$(32,099,013)**	**$ (5,538,852)**

The accompanying footnotes are an integral part of these financial statements.

KIN SOCIAL TONICS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (5,313,706)	$ (3,292,913)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	6,057	13,442
Share-based compensation	29,495	83,756
Bad debt expense	142,935	283,343
Changes in operating assets and liabilities:		
Accounts receivable	28,507	(273,102)
Inventory	1,102,645	(760,799)
Prepaids	4,888	29,460
Due from relates parties	4,886	(4,886)
Other current assets	(150)	-
Accounts payable	2,049,062	(619,460)
Credit card	55,085	(22,343)
Accrued expenses	40,537	(88,114)
Due to relates parties	4,424	-
Other current liabilities	(105,866)	129,170
Net cash provided by (used in) operating activities	**(1,951,201)**	**(4,522,446)**
Cash Flows from Investing Activities		
Net cash used in investing activities	**-**	**-**
Cash Flows from Financing Activities		
Net proceeds from loans	1,286,180	2,002,927
Capital contribution	562,473	2,525,378
Net cash used in financing activities	**1,848,653**	**4,528,305**
Net change in cash and cash equivalents	**(102,548)**	**5,859**
Cash and cash equivalents at beginning of year	208,696	202,837
Cash and cash equivalents at end of year	**$ 106,148**	**$ 208,696**

The accompanying footnotes are an integral part of these financial statements.

KIN SOCIAL TONICS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Kin Social Tonics, Inc. (which may be referred to as the “Company”, “we,” “us,” or “our”) was incorporated on March 7, 2018 in Delaware. The Company is engaged in the development, marketing and distribution of non-alcoholic functional beverages formulated with adaptogens, nootropics and botanicals.

The Company’s headquarters are located in Austin, Texas.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Significant estimates used in the preparation of the accompanying financial statements include the recording of depreciation and amortization.

Concentration of Credit Risk

The Company will maintain its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of funds held in the Company’s checking account and money market funds that can be redeemed on demand. As of December 31, 2024 and 2023, cash and cash equivalents amounted to $106,148 and $208,696, respectively.

Receivables and Credit Policy

KIN SOCIAL TONICS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

Trade receivables are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer.

The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. Receivables are written off against when management determine collection is not probable. For the years ended December 31, 2024 and 2023, accounts receivables bad debt expense was $142,935 and $283,343, respectively.

As of December 31, 2024 and 2023, accounts receivable was $661,752 and $833,194, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first in first out method and includes the costs of raw materials, direct labor and overhead directly related to the production of the Company's products. Net realizable value represents the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventories include finished goods, raw materials and packaging materials.

The Company has inventories amounting to $1,043,571 and $ 2,146,216 as of December 31, 2024 and 2023, respectively.

Prepaid Expenses

Prepaid expenses consist of various payments that the Company has made in advance for services to be received in the future. The Company has prepaid expenses amounting to $30,763 and $35,651 as of December 31, 2024 and 2023, respectively.

Intangibles

The Company's intangible asset consists of purchased intellectual property. The asset is recorded at cost and is amortized on a straight-line basis over its estimated useful life of 15 years.

Accrued Expenses

Accrued expenses consist of obligations for goods and services received but not yet invoiced or paid as of balance sheet date. Accrued expenses are recorded based on estimates when specific invoices not yet available. The Company has accrued expenses amounting to $172,255 and $131,688 as of December 31, 2024 and 2023, respectively.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

KIN SOCIAL TONICS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of December 31, 2024 and 2023.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied, which occurs when control of promised goods transfers to customers. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable, and collectability was reasonably assured.

The Company generates revenue primarily through the sale of non-alcoholic beverages, both directly to consumers ("DTC") and through wholesale distributor partners. The Company acts as a principal in all of its transactions, controls the goods before transfer to customers, and does not generally enter into arrangements that result in deferred revenue, as its standard payment terms are net 30–60 days.

Revenue is measured net of variable consideration, which may include customer discounts, chargebacks, rebates, and product returns. The Company estimates variable consideration using the most likely amount method based on historical experience, current contractual terms, and other known factors. These estimates are updated at each reporting period to reflect changes in facts and circumstances.

Discounts and Rebates – The Company offers volume-based discounts and promotional rebates to customers. These are recorded as reductions of revenue at the time of sale based on the expected amount to be earned by customers.

KIN SOCIAL TONICS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

Chargebacks – The Company may incur chargebacks from certain distributors and retailers related to sales price differences and promotions. These amounts are estimated at the time of sale and recorded as a reduction of revenue.

Returns – The Company estimates expected product returns based on historical trends and records a refund liability and a corresponding asset for the right to recover inventory from customers.

	2024	2023
Gross Revenue	11,142,634	8,187,400
Less: Returns and Discounts	(132,034)	(76,777)
Less: Chargebacks	(802,461)	(701,412)
Net Revenue	$ 10,208,139	$ 7,409,211

Management believes that estimates of variable consideration are not subject to significant reversals of revenue once uncertainties are resolved.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Share-Based Compensation

The deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is measured at the end of every reporting period.

Other Current Liabilities

As of December 31, 2024 and 2023, other current liabilities included a chargeback reserve allowance of $7,478 and $129,170 respectively; gift card liabilities of $14,174 and nil respectively; and accrued tax payable of $1,651 and nil respectively.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COST OF GOODS SOLD AND MATERIAL LOSSES RESULTING FROM THE WRITE-DOWN OF INVENTORY TO ITS NET REALIZABLE VALUE

Cost of goods sold primarily consists of raw material purchases, inbound freight and handling, packaging costs, direct labor, manufacturing overhead, and inventory write-downs.

KIN SOCIAL TONICS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

During 2024, a major portion of the Company's raw materials became obsolete through spoilage and expiration. As a result, a provision for inventory losses of $1,019,104 was charged against cost of goods sold in 2024 to write down inventory to its net realizable value. This was based on the Company's best estimates of product valuation.

Inventories (see Note 2) consist of the following as of December 31:

	2024	2023
Raw materials	298,955	1,090,946
Work-in-progress	-	151,342
Finished goods	744,616	903,927
	$ 1,043,571	$ 2,146,216

NOTE 4 – INTANGIBLES, NET / RELATED-PARTY PURCHASE

On February 24, 2018, the Company entered into a Contribution, Assignment and Assumption Agreement with Zero Inc. ("Assignor") whose CEO is one of the Company's co-founders. In exchange for $60,000, the Assignor assigns its proprietary rights over certain beverage products it created and developed to be sold under the Kin or Kin Social Tonics brand name. The Company incurred legal fees totalling $30,860 in acquiring the asset.

Intangibles consist of the following as of December 31:

	2024	**2023**
Intellectual property	90,860	90,860
Less: Accumulated amortization	(36,753)	(30,695)
Intangibles, net	**$ 54,108**	**$60,165**

Amortization for the years ended December 31, 2024 and 2023 totalled $6,057 for each year.

NOTE 5 – LOANS PAYABLE

As of December 31, 2024 and 2023, the Company had the following short-term and long-term borrowings:

Short-term Loans

- The Company uses Settle, a third-party provider, to facilitate vendor payments and provide short-term working capital financing. Under this arrangement, Settle pays certain vendor invoices on behalf of the Company, and the Company repays Settle in accordance with agreed-upon terms. As of December 31, 2024, the Company had outstanding obligations to Settle totaling $2,345,701, consisting of $2,220,001 of principal and $125,700 of accrued interest and fees. As of December 31, 2023, the Company had outstanding obligations to Settle totaling $1,794,677, consisting of $1,749,533 of principal and $45,144 of accrued interest and fees. These obligations are included within accounts payable in the accompanying balance sheets. For the years ended December 31, 2024 and 2023, the Company recognized $579,075 and $302,297, respectively, in interest and financing fees related to this arrangement, which are included in interest expense in the accompanying statements of operations.

KIN SOCIAL TONICS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

- On June 7, 2024, the Company entered into a settlement agreement with CFT Clear Finance Technology Corp (dba Clearco) related to outstanding payables totaling $228,510. Under the agreement, the Company was required to make aggregate settlement payments of $102,119 in three installments of $34,039.55, due on June 25, 2024, July 25, 2024, and August 25, 2024. The Company made all required payments in 2024, and upon completion of the final installment, the settlement obligation was fully extinguished. As a result, the Company recognized a gain on extinguishment of accounts payable of $126,392 during the year ended December 31, 2024, which is presented in Other Income in the accompanying statement of operations.
- In 2023, the Company entered into a merchant loan agreement with Shopify, Inc. amounting to $220,350 to finance the Company's operations. In 2024, the Company entered into another three merchant loan agreements totaling to $580,600. These loans are payable in 18 months and repaid through daily payments based on percentage of daily sales, which is 17%-25%. Pursuant to the loan agreements, the Company granted Shopify a continuing and unconditional security interest in substantially all of the Company's assets, excluding real estate. The collateral includes, without limitation, all accounts (including Shopify account credits), account balances, investment property, letter-of-credit rights, letters of credit, money, and all proceeds, accessions, substitutions, and replacements thereof, together with rents, profits, and products arising from such assets. The security interest is intended to be perfected through the filing of financing statements under Article 9 of the Uniform Commercial Code. As of December 31, 2024 and 2023, outstanding balance of loans payable to Shopify was $287,592 and $37,282, respectively.
- On February 16, 2024, the Company entered into a Capital Advance Agreement with Parafin, Inc. for a total financing amount of $192,100 including the capital fee of $22,100. As set forth in the agreement, the Company agrees to sell a portion of its future receivables. The Company will collect the receivables on behalf of Parafin, Inc. and pay them based on 15% of sales. As of December 31, 2024, outstanding balance was $113,916.
- On December 24, 2024, the Company entered into three loan agreements with TXLY LLC for a principal amount totaling to $600,000. These loans bear interest of 15% per annum. The term of the loan evidenced in the note is 90 days, until March 24, 2025. On maturity date, the Company will pay TXLY LLC all unpaid principal and accrued interest. The obligations under these agreements are secured by a security interest in substantially all of the Company's assets, as defined in the related security agreement. The Company's obligations are also subject to subordination to the liabilities owed to The Raglan Road Trust under a secured convertible promissory note dated February 28, 2023, in the principal amount of $283,779. Under the subordination provisions, no payments may be made on the TXLY loans unless the Raglan liabilities are first paid in full, unless otherwise waived in writing. As of December 31, 2024, outstanding balance was $600,000.
- On June 15, 2023, the Company entered into a loan agreement with Maguire Capital Group, LLC for a principal amount of $500,000 bearing interest at 13% per annum. The loan matures on December 15, 2024, and is secured by substantially all assets of the Company. Unless waived in writing by The Raglan Road Trust, this obligation is subordinated to the full satisfaction of all obligations to Raglan. As additional consideration, the Company issued warrants to acquire 77,000 shares of common stock at an exercise price of $1.73742 per share. The warrants were determined to have a fair value of $5,390 on the issuance date and were recorded as a debt discount and credited to additional paid-in capital. The debt discount was fully amortized through interest expense over the term of the loan. As of

December 31, 2024, the outstanding principal balance was $500,000, and accrued interest was $32,500. The Company has verbally discussed an extended maturity date of December 2025.

Long-term Loans

On February 28, 2023, the Company entered into a loan agreement with The Raglan Road Trust (the "holder") for a principal amount of $283,779. The loan bears interest at a rate of 5% per annum, and the principal balance is payable on February 28, 2033, unless earlier converted. At any time prior to the maturity date, the holder may elect to convert the outstanding principal balance and any unpaid accrued interest into shares of Convertible Preferred Stock of the Company. The loan is secured by a first priority security interest in substantially all of the Company's assets, pursuant to a Security Agreement entered into concurrently with the loan. As of December 31, 2024 and 2023, the outstanding principal balance of the loan was $283,779. Accrued interest payable on the loan was $13,904 and $1,180, respectively, and is included in accrued liabilities on the accompanying balance sheets.

As of December 31, 2024 and 2023, total short-term loans outstanding were $3,347,209 and $2,514,768, respectively. As of December 31, 2024 and 2023, total long-term loans outstanding were $283,779 in both years.

Future maturities of long-term debt are as follow as of December 31, 2024:

Year Ending December 31		**Amount**
2025	$	-
2026	$	-
2027	$	-
2028	$	-
2029	$	-
Thereafter (2030–2033)	**$**	**283,779**
Total	**$**	**283,779**

NOTE 6 – EQUITY

Common Stock

The Company is authorized to issue 25,000,000 shares of common stock with a par value of $0.0001. On September 7, 2023, the Company amended its Articles of Incorporation to increase its authorized common stock to 40,458,959. As of December 31, 2024 and 2023, the Company's issued and outstanding common shares totalled 8,141,669 and 8,104,742, respectively.

Preferred Stock

The Company is authorized to issue 10,174,812 shares of preferred stock with a par value of $0.0001. On September 7, 2023, the Company amended its Articles of Incorporation to increase its authorized common stock to 18,452,497 and designated as follows:

- Series Seed-1 Preferred Stock – 2,391,770 shares
- Series Seed-2 Preferred Stock – 18,376 shares

- Series Seed-3 Preferred Stock – 1,634,537 shares
- Series Seed-4 Preferred Stock – 2,996,651 shares
- Series Seed-5 Preferred Stock – 3,133,478 shares
- Series Seed-6-1 Preferred Stock – 737,797 shares
- Series Seed-6-2 Preferred Stock – 3,586,090 shares
- Series Seed-6-3 Preferred Stock – 995,380 shares
- Series Seed-7 Preferred Stock – 2,960,418 shares

As of December 31, 2024 and 2023, the Company's issued and outstanding preferred shares totalled 18,244,800 and 17,652,708, respectively.

Treasury Stock

As of December 31, 2024 and 2023, the Company held 1,926,508 shares of its own common stock in treasury at a total cost of $193. Treasury shares are recorded at cost and presented as deduction from stockholder's equity in the accompanying balance sheets.

NOTE 7 – SHARE-BASED COMPENSATION

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company's common stock requires the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the year ended December 31, 2024 and 2023 were as follows:

Exercise price	$0.34, $0.35, $0.40
Fair value share price	$0.35
Expected volatility	92%
Expected term	5 years
Expected dividend rate	0.00%
Risk-free rate	4.48%
Fair value per share option	$0.256

Total stock-based compensation expense for stock awards recognized during the years ended December 31, 2024 and 2023 was $29,495 and $83,755. The stock option compensation expense is recognized ratably over the period as the stock options vest.

KIN SOCIAL TONICS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

NOTE 8 – OTHER INCOME

On June 7, 2024, the Company entered into a loan settlement agreement with CFT Clear Finance Technology to settle an outstanding loan with a carrying amount of $182,808 for $102,119. As a result of this transaction, the Company recognised a gain of extinguishment of debt of $126,392 in for the year ended December 31, 2024. See Note 5.

NOTE 9 – RELATED PARTY TRANSACTIONS

As of December 31, 2024 and 2023, the Company had a receivable due from its Chief Executive Officer (CEO) amounting to nil and $4,886, respectively.

As of December 31, 2024 and 2023, the Company had a payable due to its CEO amounting to $4,424 and nil, respectively.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Pending Legal Matters

The Company had a Master Services Agreement (MSA) with Proper Beverage Co. In December 2024, the parties entered in to a Settlement Agreement to resolve the outstanding payments owed by the Company. In June 2025, Proper Beverage Co. issued a notice of default and demand for payment. Later in June 2025, Proper Beverage Co. requested mediation, which the MSA requires as a pre-requisite to filing a formal complaint to commence litigation. The Company has not taken further action and has not been served with a complaint. The balance sought totals $251,172.

The Company had a default judgment that was taken against it in Travis County, Texas. The underlying judgment was taken after the Company inadvertently failed to respond to the underlying litigation and after a receiver was appointed in Texas to collect the judgment. The Judgment was entered in January 2024 and a receiver was appointed in July 2024. Upon appointment of the receiver, the Company negotiated a settlement of the amounts due under said judgment. On or about February 19, 2025, the Company entered into a settlement agreement pursuant to which it paid $41,098 in full and complete satisfaction of the litigation and dispute. The matter has now been fully resolved, and no future adverse effect is anticipated.

NOTE 11 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 15, 2025, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

Kin Social Tonics CF Investors SPV, LLC

(a Delaware Limited Liability Company)

Audited Financial Statements

As of the date of inception August 21, 2025

Audited by

Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Kin Social Tonics CF Investors SPV, LLC

Table of Contents

Alice CPA

Independent Auditor's Report

September 15, 2025
To the Board of Directors and Management of Kin Social Tonics CF Investors SPV, LLC
Austin, Texas

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Kin Social Tonics CF Investors SPV, LLC (the "Company"), which comprise the balance sheet as of August 21, 2025 (date of inception), and the related statements of income, changes in members' equity, and cash flows for the date then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Kin Social Tonics CF Investors SPV, LLC as of August 21, 2025 (date of inception), and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of Kin Social Tonics CF Investors SPV, LLC in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they

could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

As part of an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
September 15, 2025

KIN SOCIAL TONICS CF INVESTORS SPV, LLC
BALANCE SHEET
As of August 21, 2025 (date of inception)
(Audited)

ASSETS	
Current Assets	
Cash and cash equivalents	$ -
Total Current Assets	-
Total Assets	$ -
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Accounts payable	$ -
Total Current Liabilities	-
Total Liabilities	-
Members' Equity	
Members contributions	-
Retained Earnings/ (Accumulated deficit)	-
Total Members' Equity	-
Total Liabilities and Members' Equity	$ -

The accompanying footnotes are an integral part of these financial statements.

KIN SOCIAL TONICS CF INVESTORS SPV, LLC
INCOME STATEMENT
As of August 21, 2025 (date of inception)
(Audited)

Revenues	$ -
Operating Expenses	
Advertising and marketing	-
General and administrative	-
Salaries and wages	-
Rent	-
Professional services	-
Depreciation and amortization	-
Total Operating Expenses	-
Net Income (Loss)	$ -

The accompanying footnotes are an integral part of these financial statements.

KIN SOCIAL TONICS CF INVESTORS SPV, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
As of August 21, 2025 (date of inception)
(Audited)

	Members' Contributions	Retained Earnings/ (Accumulated Deficit)	Total Members' Equity
Beginning Balance	$ -	$ -	$ -
Members' contributions	-	-	-
Net loss	-	-	-
Balance as of August 21, 2025	$ -	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

KIN SOCIAL TONICS CF INVESTORS SPV, LLC
STATEMENT OF CASH FLOWS
As of August 21, 2025 (date of inception)
(Audited)

Cash Flows from Operating Activities	
Net Income (Loss)	$ -
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Depreciation and amortization	-
Changes in operating assets and liabilities:	
Accounts payable	-
Net cash provided by (used in) operating activities	-
Cash Flows from Investing Activities	
Net cash used in investing activities	-
Cash Flows from Financing Activities	
Member contribution	-
Net cash used in financing activities	-
Net change in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -
Supplemental information	
Interest paid	$ -
Income taxes paid	$ -

The accompanying footnotes are an integral part of these financial statements.

KIN SOCIAL TONICS CF INVESTORS SPV, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AUGUST 21, 2025 (INCEPTION)
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Kin Social Tonics CF Investors SPV, LLC (which may be referred to as the “Company,” “we,” “us,” or “our”), Delaware Limited Liability Company, operates pursuant to a Limited Liability Company Agreement (“the Agreement”) dated August 21, 2025. The Company was formed on August 21, 2025, with the intent of serving as the crowdfunding vehicle for Kin Social Tonics, Inc.

The Company will undertake the limited purpose of acquiring, holding and disposing of securities issued by Kin Social Tonics, Inc. (“Crowdfunding Issuer”), which will also serve as the Manager of the Company. It is the intent of the Company to issue Interests that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company does not have any bank account yet as of August 21, 2025.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of August 21, 2025.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of August 21, 2025, the Company had not begun recognizing sales.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – EQUITY

As of August 21, 2025, the Company has not yet received any investments.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 5 – GOING CONCERN

KIN SOCIAL TONICS CF INVESTORS SPV, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AUGUST 21, 2025 (INCEPTION)
(AUDITED)

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through September 15, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT L
Video Transcript
(Attached)

00:00:00 [Speaker 1]

Let's be real.

00:00:01 [Speaker 1]

The best part of a drink isn't the drink, it's the moment it unlocks.

00:00:06 [Speaker 1]

The buzz, the bliss, the connection.

00:00:10 [Speaker 1]

Connecting people is what Kin is all about.

00:00:13 [Speaker 1]

That, bam, did we just become best friends kind of feeling, all in a way that's better for our minds and our bodies without the need for alcohol.

00:00:20 [Speaker 1]

I'm Jen Bachelor, third generation distiller, Ayurvedic practitioner, creative director, and cofounder of Kin Euphorics.

00:00:27 [Speaker 1]

Kin is the world's first functional non alcoholic beverage to use adaptogens to balance stress, nootropics to enhance presence, and botanicals to awaken your senses.

00:00:37 [Speaker 1]

For years, I thought the perfect day meant packing it all in.

00:00:40 [Speaker 1]

Sunrise meditation, hustle all day, happy hour with friends, all topped off with more wine to unwind.

00:00:47 [Speaker 1]

For a while it was fun, but the truth was it was really killing me.

00:00:51 [Speaker 1]

I needed to rethink the drink and put myself first.

00:00:54 [Speaker 1]

Kin was created as a thoughtful solution to the mindless drinking that lays waste to our best days.

00:00:59 [Speaker 1]

We flipped the script on alcohol by letting conscious connection and peace of mind be our North Star.

00:01:04 [Speaker 1]

Instead of what should we drink, we asked how do we wanna

00:01:08 [Speaker 2]

feel.

00:01:09 [Speaker 2]

Wellness isn't niche anymore.

00:01:10 [Speaker 2]

It's the main event.

00:01:12 [Speaker 2]

Twenty one percent of Gen z don't drink at all.

00:01:14 [Speaker 2]

Another thirty nine percent only drink occasionally.

00:01:17 [Speaker 2]

They're choosing beverages that lift them up without dulling their mind so they can stay present, clear headed, and in control.

00:01:25 [Speaker 2]

That shift is powering explosive growth in functional beverages, a market projected to hit $60,000,000,000 by 2030.

00:01:32 [Speaker 2]

We've been here all along.

00:01:34 [Speaker 2]

It's why Forbes, Nylon, and Vogue have put us front and center.

00:01:38 [Speaker 2]

It's why we outsell all 22 competitors on Target shelves combined, and why we generated $11,000,000 in sales last year at 50% gross margins.

00:01:49 [Speaker 1]

We partnered with the most respected names in integrated medicine, longevity, neuroscience, and gut health to make sure every Kin formula meets you where you are safely and sustainably.

00:02:00 [Speaker 1]

That meant using ingredients that tapped our brain without taxing our livers.

00:02:05 [Speaker 1]

All rooted in circadian science, our drinks are designed to return agency to you as the drinker and bring attention back to social rituals.

00:02:13 [Speaker 2]

Back in 2016, there wasn't even a name for this kind of drink.

00:02:17 [Speaker 2]

We had to create the category from scratch, coining words like euphorics and social tonics, then teaching the world what they meant.

00:02:23 [Speaker 2]

Kin's ability to give you an edge in life is why modern professionals, elite athletes, and busy moms love us.

00:02:30 [Speaker 2]

It's why you can find us courtside at the Knicks, jamming with Ded and Co at the Sphere, and dancing with John Summit at his release party.

00:02:38 [Speaker 1]

That groundswell of support is why we're here today.

00:02:41 [Speaker 1]

Kin Euphorics was built by the community, and we believe it should be owned by the community.

00:02:45 [Speaker 1]

With your investment, we plan to scale manufacturing and expand into the country's largest retailers, like Walmart, Whole Foods, and Costco.

00:02:53 [Speaker 1]

We are at the tipping point, and this is your opportunity to help push our mission forward and put Kin in every bar and every fridge in America.

00:03:02 [Speaker 1]

Kin Kin, invest in the future of social ritual today.

EXHIBIT M
Omnibus Amendments to Voting Agreement, Investor Rights' Agreement and Right of First Refusal and Co-Sale Agreement
(Attached)

OMNIBUS AMENDMENT AND JOINDER

This **OMNIBUS AMENDMENT AND JOINDER** (this ***"Amendment"***) is made and entered into as of December 23, 2022, by and among **KIN SOCIAL TONICS, INC.**, a Delaware corporation (the ***"Company"***) and the undersigned purchasers (each, a ***"Series Seed-6 Purchaser"*** and collectively, the ***"Series Seed-6 Purchaser"***), and the persons and entities listed as Key Holders and Investors in the Transaction Agreements.

RECITALS

WHEREAS, the Company, the Series Seed-5 Purchasers and certain other parties identified therein as "Purchasers" (collectively, the ***"Series Seed-5 Purchasers"***) are parties to that certain Series Seed-5 Preferred Stock Purchase Agreement, dated as of January 23, 2020, as amended by that certain First Amendment to Series Seed-5 Preferred Stock Purchase Agreement, dated as of the date hereof (as amended, the ***"Series Seed-5 Purchase Agreement"***), providing for the issuance and sale by the Company of (i) 3,133,478 shares of the Company's Series Seed-5 Preferred Stock, par value $0.0001 per share (the ***"Series Seed-5 Preferred Stock"***), and (ii) 6,069,650 shares of the Company's Series Seed-6 Preferred Stock, par value $0.0001 per share (the ***"Series Seed-6 Preferred Stock"***);

WHEREAS, in connection with the Series Seed-5 Purchase Agreement: (a) the Company and the Investors (including the Series Seed-5 Purchasers) entered into that certain Amended and Restated Investor Rights Agreement, dated as of January 23, 2020 (the ***"Investor Rights Agreement"***); (b) the Company, the Investors (including the Series Seed-5 Purchasers) and the Key Holders entered into that certain Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of January 23, 2020 (the ***"Right of First Refusal and Co-Sale Agreement"***); and (c) the Company, the Investors (including the Series Seed-5 Purchasers) and the Key Holders entered into that certain Amended and Restated Voting Agreement, dated as of January 23, 2020 (the ***"Voting Agreement"***; together with the Investor Rights Agreement and the Right of First Refusal and Co-Sale Agreement, the ***"Transaction Agreements"*** and each, without distinction, a ***"Transaction Agreement"***);

WHEREAS, in connection with the sale of shares of Series Seed-6 Preferred Stock under the Series Seed-5 Purchase Agreement as of the date hereof, the parties desire to amend the Transaction Agreements to take into account the issuance of the Series Seed-6 Preferred Stock and the rights granted to, and the obligations imposed upon, the Series Seed-6 Purchasers under the Transaction Documents in respect of its holdings of the Series Seed-6 Preferred Stock; and

WHEREAS, the vote of the Requisite Holders (as defined in the Transaction Agreements) is necessary to effect amendment of the Transaction Agreements as provided herein.

NOW, THEREFORE, in consideration of the foregoing, and of the terms and conditions set forth herein, the parties hereto agree as follows:

1. DEFINED TERMS. Except as otherwise provided in, or modified by, this Amendment, capitalized terms used in this Amendment shall have the meanings defined in the applicable Transaction Agreement.

2. AMENDMENTS TO INVESTOR RIGHTS AGREEMENT. The Investor Rights Agreement is hereby amended, effective as of the date of this Amendment, as follows:

(a) Section 1.31 of the Investor Rights Agreement is hereby deleted in its entirety and replaced with the following:

"“**Series Seed Preferred Stock**” means, collectively, shares of the Company’s Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock and Series Seed-6 Preferred Stock, in each case, par value $0.0001 per share.”

(b) Section 1.5 of the Investor Rights Agreement is hereby deleted in its entirety and replaced with the following:

"“**Competitor**” means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter), in the manufacture, development, marketing or sale of non-alcoholic beverage products containing the following ingredients: nootropics, adaptogens, and botanics, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than ten percent (10%) of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor; provided that, for the avoidance of doubt, Canaan XI, L.P. and any of its Affiliates (collectively, “**Canaan**”), Nebari Ventures Fund, LP and any of its Affiliates (collectively, “**Nebari**”), Capstar Ventures, L.P. and any of its Affiliates (collectively, “**Capstar**”), IMG US, LLC and any of its Affiliates (collectively, “**Endeavor**”) and Zoibel LLC and any of its Affiliates (collectively, “**Zoibel**”) will not be deemed a Competitor.”

(c) The second Section 1.1 of the Investor Rights Agreement is hereby deleted in its entirety and replaced with the following:

“**Major Investor**” means any Investor that, individually or together with such Investor’s Affiliates and Investor Beneficial Owners, (i) holds at least 482,074 shares of Series Seed-5 Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the Effective Date), (ii) holds at least 613,796 shares of Series Seed-6 Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the Effective Date) or (iii) holds at least 1,300,000 shares of the Existing Preferred Stock (excluding shares of Series Seed-5 Preferred Stock or Series Seed-6 Preferred Stock) (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the Effective Date).

(d) Section 3.3 of the Investor Rights Agreement is hereby deleted in its entirety and replaced with the following:

“Observer Rights. If Canaan shall no longer have a right to designate a member of the Board pursuant to the Voting Agreement, then as long as Canaan owns not less than ten percent (10%) of the shares of the Series Seed Preferred Stock it is purchasing under the Purchase Agreement (or an equivalent amount of Common Stock issued upon conversion thereof), the Company shall invite a representative designated by Canaan to attend all meetings of the Board in a nonvoting observer capacity. If Nebari shall no longer have a right to designate a member of the Board pursuant to the Voting Agreement, then as long as Nebari owns not less than ten percent (10%) of the shares of the Series Seed Preferred

Stock it is purchasing under the Purchase Agreement (or an equivalent amount of Common Stock issued upon conversion thereof), the Company shall invite a representative designated by Nebari to attend all meetings of the Board in a nonvoting observer capacity. If Zoibel does not have a right to designate a member of the Board pursuant to the Voting Agreement, then as long as Zoibel owns not less than ten percent (10%) of the shares of the Series Seed Preferred Stock it is purchasing under the Purchase Agreement (or an equivalent amount of Common Stock issued upon conversion thereof), the Company shall invite a representative designated by Zoibel to attend all meetings of the Board in a nonvoting observer capacity. The Company shall give such representatives copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest, or if such Investor or its representative is a Competitor of the Company."

The Company shall give such representatives copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest, or if such Investor or its representative is a Competitor of the Company."

(e) Section 5.9 of the Investor Rights Agreement is hereby deleted in its entirety and replaced with the following:

"Right to Conduct Activities. The Company hereby agrees and acknowledges that each of Canaan (together with its Affiliates), Nebari (together with its Affiliates), Capstar (together with its Affiliates), Endeavor (together with its Affiliates) and Zoibel (together with its Affiliates) are professional investment funds, and as such invest in numerous portfolio companies, some of which may be deemed competitive with the Company's business (as currently conducted or as currently propose to be conducted). The Company hereby agrees that, to the extent permitted under applicable law, neither Canaan, Nebari, Capstar, Endeavor nor Zoibel shall be liable to the Company for any claim arising out of, or based upon, (i) the investment by such Investor in any entity competitive with the Company and (ii) actions taken by any partner, officer or other representative of either such Investor to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; provided, however, that the foregoing shall not relieve (x) any of the Investors from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to

this Agreement, or (y) any director or officer of the Company from any liability associated with his or her fiduciary duties to the Company."

(f) The second sentence of Section 6.6 of the Investor Rights Agreement is hereby deleted in its entirety and replaced with the following:

"Notwithstanding the foregoing, (a) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction) and (b) Subsections 3.1 and 3.2, Section 4 and any other section of this Agreement applicable to the Major Investors (including this clause (b) of this Subsection 6.6) may not be amended, modified, terminated or waived without the written consent of the Major Investors holding at least sixty percent (60%) of the Registrable Securities then outstanding and held by the Major Investors, (c) Subsections 3.3 and any other section of this Agreement applicable to Canaan (including this clause (c) of this Subsection 6.6) may not be amended, modified, terminated or waived without the written consent of Canaan, (d) Subsections 3.3 and any other section of this Agreement applicable to Nebari (including this clause (d) of this Subsection 6.6) may not be amended, modified, terminated or waived without the written consent of Nebari and (e) Subsection 3.3 and any other section of this Agreement applicable to Endeavor (including this clause (f) of this Subsection 6.6) may not be amended, modified, terminated or waived without the written consent of Endeavor.""

3. AMENDMENTS TO RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT. The Right of First Refusal and Co-Sale Agreement is hereby amended, effective as of the date of this Amendment, as follows:

(a) The second Recital Paragraph of the Right of First Refusal and Co-Sale Agreement is hereby deleted in its entirety and replaced with the following:

"WHEREAS, the Key Holders, the Existing Investors and the Company desire to induce certain of the Investors to purchase shares of Series Seed-5 Preferred Stock of the Company, par value $0.0001 per share ("**Series Seed-5 Preferred Stock**") and shares of Series Seed-6 Preferred Stock of the Company, par value $0.0001 per share ("**Series Seed-6 Preferred Stock**" and together with the Existing Preferred Stock and the Series Seed-5 Preferred Stock, collectively, the "**Series Seed Preferred Stock**"), pursuant to that certain Series Seed-5 Preferred Stock Purchase Agreement dated as of the date hereof by and among the Company and such Investors, as amended from time to time (as amended, the "**Purchase Agreement**") by amending and restating the Prior Agreement to provide the Investors with the rights and privileges as set forth herein."

(b) Section 1.12 of the Right of First Refusal and Co-Sale Agreement is hereby deleted in its entirety and replaced with the following:

"**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates and Investor Beneficial Owners, (i) holds at least 482,074 shares of Series Seed-5 Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the Effective Date), (ii) holds at least 613,796 shares of Series Seed-6 Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the Effective Date) or (iii) holds at least 1,300,000 shares of the Existing Preferred Stock (excluding shares of Series Seed-5 Preferred Stock or Series Seed-6 Preferred Stock) (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the Effective Date).

4. **AMENDMENTS TO VOTING AGREEMENT.** The Voting Agreement is hereby amended, effective as of the date of this Amendment, as follows:

(a) The introductory paragraph of the Voting Agreement is hereby deleted in its entirety and replaced with the following:

"THIS AMENDED AND RESTATED VOTING AGREEMENT (this "**Agreement**"), is made and entered into as of this 23rd day of January, 2020, by and among Kin Social Tonics, Inc., a Delaware corporation (the "**Company**"), each holder of (i) Series Seed-1 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-1 Preferred Stock**"), (ii) Series Seed-2 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-2 Preferred Stock**"), (iii) Series Seed-3 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-3 Preferred Stock**"); (iv) Series Seed-4 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-4 Preferred Stock**"), (v) Series Seed-5 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-5 Preferred Stock**") and (vi) Series Seed-6 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-6 Preferred Stock**" and together with the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock and Series Seed-5 Preferred Stock, collectively the "**Preferred Stock**"), listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "**Investors**" pursuant to Subsections 7.1(a) or 7.2 below, the "**Investors**"), and those certain stockholders of the Company listed on Schedule B (together with any subsequent stockholders, or any transferees, who become parties hereto as "Key Holders" pursuant to Subsections 7.1(b) or 7.2 below, the "**Key Holders,**" and together collectively with the Investors, the "**Stockholders**").

5. **EFFECT OF AMENDMENT.** The terms of this Amendment amend and modify the Transaction Agreements as if fully set forth in the applicable Transaction Agreements. By execution of this Amendment, each of the parties hereto confirms and ratifies their respective obligations under the Transactions Agreements, as modified by this Amendment. If there is any conflict between the terms, conditions and obligations of this Amendment and any of the Transaction Agreements, this Amendment's terms, conditions and obligations shall control. All other provisions of the Transaction Agreements not specifically modified by this Amendment shall be unmodified and remain in full force and effect.

6. **ENTIRE AGREEMENT**. Notwithstanding anything to the contrary in any of the Transaction Agreements, the Series A Purchase Agreement and the Transaction Agreements, as amended and modified

by this Amendment, constitute the full and entire understanding and agreement among the parties with respect to the subjects hereof and thereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants or agreements except as expressly set forth herein and therein.

7. **JOINDER.** Each Series Seed-6 Purchaser hereby agrees that the shares of Series Seed-6 Preferred Stock acquired by such Series Seed-6 Purchaser pursuant to the Series Seed-5 Purchase Agreement are subject to the terms and conditions of the Transaction Agreements, as amended by this Amendment. By executing this Amendment, the Series Seed-6 Purchaser shall be made a party to each of the Transaction Agreements as an "Investor" thereunder, and further acknowledges and agrees to be bound by all of the terms and conditions of the Transaction Agreements, as amended by this Amendment, to assume all obligations of an "Investor" thereunder and to carry out the terms of the Transaction Agreements, as amended by this Amendment, with respect to the shares of the Series Seed-6 Preferred Stock from and after the effective date hereof. The execution of this Amendment shall constitute the Series Seed-6 Purchaser's execution of, and joinder to be bound by, the Transaction Agreements, as amended by this Amendment.

8. **COUNTERPARTS; SIGNATURES.** This Amendment may be executed in one or more counterparts and by facsimile or other means of electronically imaging a signature, each of which shall constitute an original, and all of which together shall constitute one and the same instrument.

SIGNATURES ON THE FOLLOWING PAGES

This **OMNIBUS AMENDMENT AND JOINDER**, is hereby exected as of the date first above written.

Kin Social Tonics, Inc.

By: Jennifer Batchelor

Jennifer Batchelor, Chief Executive Officer

OMNIBUS AMENDMENT AND JOINDER

This **OMNIBUS AMENDMENT AND JOINDER** (this ***"Amendment"***) is made and entered into as of September 7, 2023, by and among **KIN SOCIAL TONICS, INC.**, a Delaware corporation (the ***"Company"***) and the undersigned purchasers (each, a ***"Series Seed-7 Purchaser"*** and collectively, the ***"Series Seed-7 Purchaser"***), and the persons and entities listed as Key Holders and Investors in the Transaction Agreements.

RECITALS

WHEREAS, the Company, the Series Seed-5 Purchasers and certain other parties identified therein as "Purchasers" (collectively, the ***"Series Seed-5 Purchasers"***) are parties to that certain Series Seed-5 Preferred Stock Purchase Agreement, dated as of January 23, 2020, as amended by that certain First Amendment to Series Seed-5 Preferred Stock Purchase Agreement, dated as December 23, 2022, as amended by that certain Second Amendment to the Series Seed-5 Preferred Stock Purchase Agreement, dated as of April 24, 2023 and as amended buy that certain Third Amendment to the Series Seed-5 Preferred Stock Purchase Agreement dated as of the date hereof (as amended, the ***"Series Seed-5 Purchase Agreement"***), providing for the issuance and sale by the Company of (i) 3,133,478 shares of the Company's Series Seed-5 Preferred Stock, par value $0.0001 per share (the ***"Series Seed-5 Preferred Stock"***), (ii) 6,069,650 shares of the Company's Series Seed-6 Preferred Stock, par value $0.0001 per share (the "***Series Seed-6 Preferred Stock***"), and (iii) 2,960,418 shares of the Company's Series Seed-7 Preferred Stock, par value $0.0001 per share (the ***"Series Seed-7 Preferred Stock"***);

WHEREAS, in connection with the Series Seed-5 Purchase Agreement: (a) the Company and the Investors (including the Series Seed-5 Purchasers) entered into that certain Amended and Restated Investor Rights Agreement, dated as of January 23, 2020 (the ***"Investor Rights Agreement"***); (b) the Company, the Investors (including the Series Seed-5 Purchasers) and the Key Holders entered into that certain Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of January 23, 2020 (the ***"Right of First Refusal and Co-Sale Agreement"***); and (c) the Company, the Investors (including the Series Seed-5 Purchasers) and the Key Holders entered into that certain Amended and Restated Voting Agreement, dated as of January 23, 2020 (the ***"Voting Agreement"***; together with the Investor Rights Agreement and the Right of First Refusal and Co-Sale Agreement, the ***" Original Transaction Agreements"*** and each, without distinction, a ***" Original Transaction Agreement"***);

WHEREAS, in connection with the sale of shares of Series Seed-6 Preferred Stock under the Series Seed-5 Purchase Agreement pursuant to the First Amendment to the Series Seed-5 Purchase Agreement dated December 13, 2022, the parties entered into that Omnibus Amendment and Joinder Agreement dated December 13, 2022 (the "***First Omnibus Amendment***") in which they amended the Original Transaction Agreements to take into account the issuance of the Series Seed-6 Preferred Stock and the rights granted to, and the obligations imposed upon, the Series Seed-6 Purchasers under the Original Transaction Agreements in respect of its holdings of the Series Seed-6 Preferred Stock (the Original Transaction Agreements as amended by the First Omnibus Amendment, the "***Transaction Agreements***");

WHEREAS, in connection with the sale of shares of Series Seed-7 Preferred Stock under the Series Seed-5 Purchase Agreement as of the date hereof, the parties desire to amend the Transaction Agreements to take into account the issuance of the Series Seed-7 Preferred Stock and the rights granted to, and the obligations imposed upon, the Series Seed-7 Purchasers under the Transaction Agreements in respect of its holdings of the Series Seed-7 Preferred Stock; and

WHEREAS, the vote of the Requisite Holders (as defined in the Transaction Agreements) is necessary to effect amendment of the Transaction Agreements as provided herein.

NOW, THEREFORE, in consideration of the foregoing, and of the terms and conditions set forth herein, the parties hereto agree as follows:

1. DEFINED TERMS. Except as otherwise provided in, or modified by, this Amendment, capitalized terms used in this Amendment shall have the meanings defined in the applicable Transaction Agreement.

2. AMENDMENTS TO INVESTOR RIGHTS AGREEMENT. The Investor Rights Agreement is hereby amended, effective as of the date of this Amendment, as follows:

(a) Section 1.31 of the Investor Rights Agreement is hereby deleted in its entirety and replaced with the following:

> "“**Series Seed Preferred Stock**” means, collectively, shares of the Company’s Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock, and the Series Seed-7 Preferred Stock in each case, par value $0.0001 per share.”

(b) Section 1.5 of the Investor Rights Agreement is hereby deleted in its entirety and replaced with the following:

> "“**Competitor**” means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter), in the manufacture, development, marketing or sale of non-alcoholic beverage products containing the following ingredients: nootropics, adaptogens, and botanics, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than ten percent (10%) of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor; provided that, for the avoidance of doubt, Canaan XI, L.P. and any of its Affiliates (collectively, “**Canaan**”), Nebari Ventures Fund, LP and any of its Affiliates (collectively, “**Nebari**”), Capstar Ventures, L.P. and any of its Affiliates (collectively, “**Capstar**”), IMG US, LLC and any of its Affiliates (collectively, “**Endeavor**”) , Zoibel LLC and any of its Affiliates (collectively, “**Zoibel**”) and Virgin Tonics LLC and any of its Affiliates (collectively, “**Virgin Tonics**”) will not be deemed a Competitor.”

(c) The second Section 1.1 of the Investor Rights Agreement is hereby deleted in its entirety and replaced with the following:

> “**Major Investor**” means any Investor that, individually or together with such Investor’s Affiliates and Investor Beneficial Owners, (i) holds at least 482,074 shares of Series Seed-5 Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the Effective Date), (ii) holds at least 613,796 shares of Series Seed-6 Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the Effective Date), (iii) holds at least 740,104 shares of Series Seed-7 Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or

reclassification effected after the Effective Date) or (iv) holds at least 1,300,000 shares of the Existing Preferred Stock (excluding shares of Series Seed-5 Preferred Stock ,Series Seed-6 Preferred Stock or Series Seed-7 Stock) (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the Effective Date).

(d) Section 3.3 of the Investor Rights Agreement is hereby deleted in its entirety and replaced with the following:

"Observer Rights. If Canaan shall no longer have a right to designate a member of the Board pursuant to the Voting Agreement, then as long as Canaan owns not less than ten percent (10%) of the shares of the Series Seed Preferred Stock it is purchasing under the Purchase Agreement (or an equivalent amount of Common Stock issued upon conversion thereof), the Company shall invite a representative designated by Canaan to attend all meetings of the Board in a nonvoting observer capacity. If Nebari (together with its Affiliates) shall no longer have a right to designate a member of the Board pursuant to the Voting Agreement, then as long as Nebari owns not less than ten percent (10%) of the shares of the Series Seed Preferred Stock it is purchasing under the Purchase Agreement (or an equivalent amount of Common Stock issued upon conversion thereof), the Company shall invite a representative designated by Nebari to attend all meetings of the Board in a nonvoting observer capacity. If Zoibel does not have a right to designate a member of the Board pursuant to the Voting Agreement, then as long as Zoibel owns not less than ten percent (10%) of the shares of the Series Seed Preferred Stock it is purchasing under the Purchase Agreement (or an equivalent amount of Common Stock issued upon conversion thereof), the Company shall invite a representative designated by Zoibel to attend all meetings of the Board in a nonvoting observer capacity. If Virgin Tonics shall no longer have a right to designate a member of the Board pursuant to the Voting Agreement, then as long as Virgin Tonics owns not less than ten percent (10%) of the shares of the Series Seed Preferred Stock it is purchasing under the Purchase Agreement (or an equivalent amount of Common Stock issued upon conversion thereof), the Company shall invite a representative designated by Virgin Tonics to attend all meetings of the Board in a nonvoting observer capacity. The Company shall give such representatives copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest, or if such Investor or its representative is a Competitor of the Company."

(e) Section 5.9 of the Investor Rights Agreement is hereby deleted in its entirety and replaced with the following:

"Right to Conduct Activities. The Company hereby agrees and acknowledges that each of Canaan (together with its Affiliates), Nebari (together with its Affiliates), Capstar (together with its Affiliates), Endeavor (together with its Affiliates) , Zoibel (together with its Affiliates) and Virgin Tonics (together with its Affiliates) are professional investment funds, and as such invest in numerous portfolio companies, some of which may be deemed competitive with the Company's business (as currently conducted or as currently propose

to be conducted). The Company hereby agrees that, to the extent permitted under applicable law, neither Canaan, Nebari, Capstar, Endeavor , Zoibel nor Virign Tonics shall be liable to the Company for any claim arising out of, or based upon, (i) the investment by such Investor in any entity competitive with the Company and (ii) actions taken by any partner, officer or other representative of either such Investor to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; provided, however, that the foregoing shall not relieve (x) any of the Investors from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to this Agreement, or (y) any director or officer of the Company from any liability associated with his or her fiduciary duties to the Company."

(f) The second sentence of Section 6.6 of the Investor Rights Agreement is hereby deleted in its entirety and replaced with the following:

"Notwithstanding the foregoing, (a) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction) and (b) Subsections 3.1 and 3.2, Section 4 and any other section of this Agreement applicable to the Major Investors (including this clause (b) of this Subsection 6.6) may not be amended, modified, terminated or waived without the written consent of the Major Investors holding at least sixty percent (60%) of the Registrable Securities then outstanding and held by the Major Investors, (c) Subsections 3.3 and any other section of this Agreement applicable to Canaan (including this clause (c) of this Subsection 6.6) may not be amended, modified, terminated or waived without the written consent of Canaan, (d) Subsections 3.3 and any other section of this Agreement applicable to Nebari (and its Affiliates) (including this clause (d) of this Subsection 6.6) may not be amended, modified, terminated or waived without the written consent of Nebari (or its Affiliates) (e) Subsection 3.3 and any other section of this Agreement applicable to Endeavor (including this clause (e) of this Subsection 6.6) may not be amended, modified, terminated or waived without the written consent of Endeavor, and (f) Subsection 3.3 and any other section of this Agreement applicable to Virgin Tonics (including this clause (f) of this Subsection 6.6) may not be amended, modified, terminated or waived without the written consent of Virgin Tonics."

3. AMENDMENTS TO RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT. The Right of First Refusal and Co-Sale Agreement is hereby amended, effective as of the date of this Amendment, as follows:

(a) The second Recital Paragraph of the Right of First Refusal and Co-Sale Agreement is hereby deleted in its entirety and replaced with the following:

"WHEREAS, the Key Holders, the Existing Investors and the Company desire to induce certain of the Investors to purchase shares of Series Seed-5 Preferred Stock of the Company, par value $0.0001 per share ("**Series Seed-5 Preferred Stock**"), shares of Series Seed-6 Preferred Stock of the Company, par

value $0.0001 per share ("**Series Seed-6 Preferred Stock**") and shares of Series Seed-7 Preferred Stock of the Company, par value $0.0001 per share ("**Series Seed-7 Preferred Stock**" together with the Existing Preferred Stock, the Series Seed-5 Preferred Stock, and the Series Seed-6 Preferred Stock collectively, the "**Series Seed Preferred Stock**"), pursuant to that certain Series Seed-5 Preferred Stock Purchase Agreement dated as of the date hereof by and among the Company and such Investors, as amended from time to time (as amended, the "**Purchase Agreement**") by amending and restating the Prior Agreement to provide the Investors with the rights and privileges as set forth herein."

(b) Section 1.12 of the Right of First Refusal and Co-Sale Agreement is hereby deleted in its entirety and replaced with the following:

"**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates and Investor Beneficial Owners, (i) holds at least 482,074 shares of Series Seed-5 Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the Effective Date), (ii) holds at least 613,796 shares of Series Seed-6 Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the Effective Date), holds at least 740,104 shares of Series Seed-7 Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the Effective Date) or (iv) holds at least 1,300,000 shares of the Existing Preferred Stock (excluding shares of Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock or Series Seed-7 Preferred Stock) (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the Effective Date).

4. AMENDMENTS TO VOTING AGREEMENT. The Voting Agreement is hereby amended, effective as of the date of this Amendment, as follows:

(a) The introductory paragraph of the Voting Agreement is hereby deleted in its entirety and replaced with the following:

"THIS AMENDED AND RESTATED VOTING AGREEMENT (this "**Agreement**"), is made and entered into as of this 23rd day of January, 2020, by and among Kin Social Tonics, Inc., a Delaware corporation (the "**Company**"), each holder of (i) Series Seed-1 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-1 Preferred Stock**"), (ii) Series Seed-2 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-2 Preferred Stock**"), (iii) Series Seed-3 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-3 Preferred Stock**"); (iv) Series Seed-4 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-4 Preferred Stock**"), (v) Series Seed-5 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-5 Preferred Stock**"), (vi) Series Seed-6 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-6 Preferred Stock**") and (vii) Series Seed-7 Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed-7 Preferred Stock**" and together with the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, and Series Seed-6 Preferred Stock collectively the "**Preferred Stock**"), listed on Schedule A (together with

any subsequent investors, or transferees, who become parties hereto as "**Investors**" pursuant to Subsections 7.1(a) or 7.2 below, the "**Investors**"), and those certain stockholders of the Company listed on Schedule B (together with any subsequent stockholders, or any transferees, who become parties hereto as "Key Holders" pursuant to Subsections 7.1(b) or 7.2 below, the "**Key Holders,**" and together collectively with the Investors, the "**Stockholders**")."

(b) Section 1.2(a) of the Voting Agreement is hereby deleted in its entirety and replaced with the following:

"One person designated from time to time by Virgin Tonics LLC ("**Virgin Tonics**") , for so long as such Stockholder and its Affiliates (as defined below) continue to own beneficially at least 986,806 shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock, which number is subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), which individual shall initially be Xuan Yong (the "**Virgin Tonics Director**"); provided that if Xuan Yong is not serving as the Virgin Tonics Director, then the replacement of the Virgin Tonics Director must be an individual reasonably acceptable to the Chief Executive Officer of the Company;"

(b) Section 1.2(b) of the Voting Agreement is hereby deleted in its entirety and replaced with the following:

"One person designated from time to time by Canaan XI, L.P. ("**Canaan**"), for so long as such Stockholder and its Affiliates (as defined below) continue to own beneficially at least 832,257 shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock, which number is subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), which individual shall initially be Byron Ling (the "**Canaan Director**" and, together with the Virgin Tonics Director, collectively, the "**Preferred Directors**"); provided that if Byron Ling is not serving as the Canaan Director, then the replacement of the Canaan Director must be an individual reasonably acceptable to the Chief Executive Officer of the Company;"

(c) Section 7.8(e) of the Voting Agreement is hereby deleted in its entirety and replaced with the following:

"Subsection 1.2(a) and this Subsection 7.8(e)(i) of this Agreement shall not be amended or waived without the written consent of Virgin Tonics; (ii) Subsection 1.2(b) and this Subsection 7.8(e)(ii) of this Agreement shall not be amended or waived without the written consent of Canaan; and (iii) Subsection 1.2(c) and this Subsection 7.8(e)(iii) of this Agreement shall not be amended or waived without the written consent of the holders of a majority of Common Stock (excluding shares of Common Stock issuable upon conversion of the Preferred Stock); and"

5. EFFECT OF AMENDMENT. The terms of this Amendment amend and modify the Transaction Agreements as if fully set forth in the applicable Transaction Agreements. By execution of this Amendment, each of the parties hereto confirms and ratifies their respective obligations under the Transactions Agreements, as modified by this Amendment. If there is any conflict between the terms, conditions and obligations of this Amendment and any of the Transaction Agreements, this Amendment's

terms, conditions and obligations shall control. All other provisions of the Transaction Agreements not specifically modified by this Amendment shall be unmodified and remain in full force and effect.

6. ENTIRE AGREEMENT. Notwithstanding anything to the contrary in any of the Transaction Agreements, the Series Seed-5 Purchase Agreement and the Transaction Agreements, as amended and modified by this Amendment, constitute the full and entire understanding and agreement among the parties with respect to the subjects hereof and thereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants or agreements except as expressly set forth herein and therein.

7. JOINDER. Each Series Seed-7 Purchaser hereby agrees that the shares of Series Seed-6 Preferred Stock acquired by such Series Seed-7 Purchaser pursuant to the Series Seed-5 Purchase Agreement are subject to the terms and conditions of the Transaction Agreements, as amended by this Amendment. By executing this Amendment, the Series Seed-7 Purchaser shall be made a party to each of the Transaction Agreements as an "Investor" thereunder, and further acknowledges and agrees to be bound by all of the terms and conditions of the Transaction Agreements, as amended by this Amendment, to assume all obligations of an "Investor" thereunder and to carry out the terms of the Transaction Agreements, as amended by this Amendment, with respect to the shares of the Series Seed-7 Preferred Stock from and after the effective date hereof. The execution of this Amendment shall constitute the Series Seed-7 Purchaser's execution of, and joinder to be bound by, the Transaction Agreements, as amended by this Amendment.

8. COUNTERPARTS; SIGNATURES. This Amendment may be executed in one or more counterparts and by facsimile or other means of electronically imaging a signature, each of which shall constitute an original, and all of which together shall constitute one and the same instrument.

SIGNATURES ON THE FOLLOWING PAGES

This **OMNIBUS AMENDMENT AND JOINDER** is hereby executed as of the date first above written.

COMPANY:

KIN SOCIAL TONICS, INC.

By: Jennifer Batchelor
Name: Jennifer Batchelor
Title: Chief Executive Officer